UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

HERON LAKE BIOENERGY, LLC

(Exact name of registrant as specified in its charter)

Minnesota	41-2002393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

91246 390th Avenue
Heron Lake, Minnesota	56137-3175
(Address of principal executive offices)	(Zip Code)

With copy to:

April Hamlin, Esq.

Michael L. Weaver, Esq.

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone: (612) 371-3211

Facsimile: (612) 371-3207

Registrant’s telephone number, including area code:  (507) 793-0077

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:  Class A Units

   (Title of Class)

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company:

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☒

BACKGROUND

Withdrawn Form 10

On February 28, 2006, Heron Lake BioEnergy, LLC filed with the Securities and Exchange Commission, or SEC, a registration statement on Form 10.  On April 19, 2006, we submitted a request to withdraw such registration statement, which was granted on the same date. You should rely only on the disclosure in this registration statement on Form 10, as amended, and not the disclosure in the withdrawn registration statement on Form 10.

Industry and Market Data

We obtained the industry, market and competitive position data used throughout this registration statement from our own research, studies conducted by third parties, independent industry associations or general publications and other publicly available information.  In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Renewable Fuels Association, the national trade association for the U.S. ethanol industry.  Because the Renewable Fuels Association is a trade organization for the ethanol industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source.  Forecasts and forward-looking statements by the Renewable Fuels Association are particularly likely to be inaccurate, especially over long periods of time.

Ethanol Units

All references in this registration statement to gallons of ethanol are to gallons of denatured ethanol.  Denatured ethanol is ethanol blended with up to approximately 5.0% denaturant, such as gasoline, to render it undrinkable and thus not subject to alcoholic beverage taxes.

Caution Regarding Forward-Looking Statements

This registration statement contains forward-looking statements.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions.  All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Item 1. Business — Risk Factors.” We will update these forward-looking statements only as required by law. However, we do not undertake any other responsibility to update any forward-looking statements.

Item 1.  Business

Business Development

Overview

We were organized as a Minnesota limited liability company on April 12, 2001 under the name “Generation II, LLC.”  In June 2004, we changed our name to Heron Lake BioEnergy, LLC.

When we use the terms “Heron Lake BioEnergy,” “we,” “us,” “our,” the “Company” or similar words in this Registration Statement on Form 10, unless the context otherwise requires, we are referring to Heron Lake BioEnergy, LLC and its subsidiary, Lakefield Farmers Elevator, LLC.  Additionally, when we refer to “units” in this Registration Statement on Form 10, unless the context otherwise requires, we are referring to the Class A units of Heron Lake BioEnergy, LLC, which is described in detail in “Item 11. Description of Registrant’s Securities to be Registered” of this Registration Statement on Form 10.

Our principal executive offices are located at 91246 390th Avenue, Heron Lake, Minnesota 56137 and our telephone number is 507-793-0077.

Business of Heron Lake BioEnergy

We were formed for the purpose of constructing and operating an ethanol manufacturing facility near Heron Lake, Minnesota.  In February 2002, we obtained an option on land that is now part of the 216 acre site of our ethanol plant.  From our formation until the selection of our site, our business was primarily devoted to organization of our limited liability company and initial capitalization, investigating ethanol manufacturing process technologies, analyzing corn supply, analyzing site and related infrastructure and improvements and evaluating the ethanol industry.

In early 2004, we selected Fagen, Inc. to be the design-build firm to build our ethanol plant near Heron Lake, Minnesota, using process technology provided by ICM, Inc.  In September 2005, we entered into a lump-sum design-build agreement with Fagen, Inc.  Following selection of our design build firm, our efforts through the start of plant operations in September 2007 were devoted principally to developing and constructing our ethanol plant and related activities, including:

•                  the completion of the equity and debt financings necessary to fund our development efforts and to fund the construction and start-up of our ethanol plant;

•                  entering into the definitive construction contracts with Fagen, Inc. to construct the ethanol plant;

•                  the acquisition and preparation of our plant site near Heron Lake, Minnesota; and

•                  securing the necessary permits to construct the ethanol plant.

Additionally, on December 15, 2005, we purchased certain assets relating to elevator and grain storage facilities in Lakefield, Minnesota and Wilder, Minnesota for a total purchase price of approximately $3.1 million that we paid in cash.  The Lakefield and Wilder facilities are each less than 15 miles away from our plant.  The elevator and grain storage facilities, which provide us with additional storage of corn inventory and allow us to more favorably procure corn for the operation of our plant, have approximately 2.8 million bushels of combined upright and flat storage capacity and grain handling equipment.  We operate these facilities through our wholly-owned subsidiary, Lakefield Farmers Elevator, LLC.

On September 21, 2007, we began operations at our dry mill, coal fired ethanol plant.  Therefore, the period ended July 31, 2008 is the first full nine months that includes revenue generated from our operations.  In the nine months ended July 31, 2008, we sold approximately 37.1 million gallons of ethanol.  At nameplate, the ethanol plant has the capacity to process approximately 18.0 million bushels of corn each year, producing approximately 50 million gallons per year (mgy) of fuel-grade ethanol and approximately 160,000 tons of distillers grains with solubles. Under our design-build agreement with Fagen, Inc., the total cost for the design and construction of the plant was approximately $76.7 million.  Change orders increased the total cost with Fagen, Inc. to approximately $81.3 million.

As of July 31, 2008, $77.5 million has been paid and we have retained approximately $3.8 million in payments to Fagen, Inc.  Final payment will be due when final completion of construction is achieved and the operation of our plant satisfies the air emissions warranties specified in the design-build agreement with Fagen, Inc.

Since the beginning of operations at our ethanol plant, our primary business is the production and sale of ethanol and co-products, including dried distillers grains.  We currently do not have or anticipate we will have any other lines of business or other significant sources of revenue other than the sale of ethanol and ethanol co-products.

History of Financing

We funded our early development activities through sales of our units and, to a lesser extent, from grants.  From inception through July 31, 2008, we have received approximately $48.7 million in gross proceeds from the sale of our units at prices from $0.50 per unit to $2.00 per unit.  We have also issued units for the purchase of land and an easement, as well as issued warrants to purchase units in consideration of the services of our board of governors.  From inception through July 31, 2008, we have received $250,000 in grant proceeds.

From our inception to October 2004, we received $1.2 million in gross proceeds from sales of our units as initial seed capital.  Of the gross proceeds we received from the sale of our units, $40.0 million of the gross proceeds was received from the sale of 21,604,875 units at a price of $2.00 per unit, subject to discounts, through an offering registered in the State of Minnesota.  We closed on the proceeds of this offering in October 2005.

In September 2005, we closed on senior debt financing with AgStar Financial Services, PCA, which consisted of $59.9 million in a term note and $2.0 million in a revolving line of credit.  With the proceeds from the sale of units in October 2005 and this senior debt financing, we broke ground on plant construction at our site in Heron Lake, Minnesota in November 2005.

In November 2006, our revolving line of credit was increased by $3.7 million to $5.7 million.  In December 2006, AgStar Financial Services increased our construction loan by $4.7 million.  In December 2006, we also completed a $7.5 million private placement of 3,750,000 Class B units at $2.00 per unit to Project Viking, LLC.  We used the proceeds from the sale of the Class B units, along with the additional debt availability from AgStar Financial Services, to fund increased construction costs of our plant.

In April 2007, Project Viking, LLC exchanged its Class B units for an equal number of Class A units.  As of September 30, 2008, Project Viking, LLC holds 21.8% of our outstanding units.  Project Viking, LLC is owned by Roland J. (Ron) Fagen and Diane Fagen, the principal shareholders of Fagen, Inc., our design-build firm.

In May 2007, we increased the availability on our revolving line of credit by $1.8 million to a total of $7.5 million to provide us with additional working capital for the operation of our business.

In July 2007, Ron Fagen loaned us approximately $4.2 million for the purchase of corn inventory and retention of previously purchased corn inventory. We repaid this note in November 2007.

In October 2007, our construction loan from AgStar Financial Services was amended and converted into an approximately $59.6 million term note and a $5.0 million revolving term note.  In November 2007, we entered into an agreement with AgStar Financial Services to renew our $7.5 million revolving line of credit.

In addition, we have obtained loans for specific purposes, such as to finance the purchase of electrical equipment that services our ethanol plant and for water treatment facilities.

Our Ethanol Plant

Our ethanol plant uses a dry milling process to produce fuel-grade ethanol and distillers grains.  The dry milling process involves grinding the entire corn kernel into flour and the starch is converted to ethanol through fermentation that also produces carbon dioxide and distillers grains.

The ethanol plant consists principally of a coal handling, storage and combustion area; storage and processing areas for corn; a fermentation area comprised mainly of fermentation tanks; a distillation finished product storage area; and a drying unit for processing the dried distillers grains. Additionally, the ethanol plant contains receiving facilities that have the ability to receive corn by rail and truck, store it for use in the plant and prepare the corn to be used in the plant.  We have storage tanks on site to store the ethanol we produce.  The plant also contains a storage building and silos to hold distillers grains until it is shipped to market.

Description of Design-Build Agreement

On September 28, 2005 we entered into a Standard Form of Agreement between Owner and Designer — Lump Sum (referred to in this Registration Statement on Form 10 as the “design-build agreement”) with Fagen, Inc. Under the design-build agreement, Fagen, Inc. agreed to design and build a 50 mgy coal-fired ethanol plant near Heron Lake, Minnesota for a lump-sum price of approximately $76.7 million, subject to certain adjustments as described below.  Under the design-build agreement, Fagen, Inc. also agreed to utilize certain proprietary property and information of ICM, Inc. in the design and construction of our ethanol plant.

We have made payments to Fagen, Inc. as required under the design-build agreement and as provided in the design-build agreement.  We retained 10% of each payment until 50% of the required work was completed by Fagen, Inc.  As of July 31, 2008, we have retained approximately $3.8 million in payments to Fagen, Inc.  We will release to Fagen, Inc. all retained amounts when final completion of construction is achieved and the operation of our plant satisfies the air emissions warranties specified in the design-build agreement with Fagen, Inc.

Under the design-build agreement, substantial completion of the entire project must be achieved no later than 485 calendar days after the date of commencement of Fagen, Inc.’s work, excluding any delays caused by the modification of our construction air emission permit.  Following substantial completion of the work and delivery of a certificate of substantial completion, final completion of the work or identified portions of the work will be achieved as expeditiously as reasonably practicable, but not later than 60 days following issuance of the certificate.  Fagen, Inc. formally accepted our notice to proceed on May 1, 2006 and we delivered a certificate of substantial completion stating that substantial completion was achieved as of September 21, 2007.

If substantial completion is attained within 470 days after the date of commencement, we will pay Fagen, Inc. at the time of the final payment an early completion bonus of $10,000 per day for each day that substantial completion occurred in advance of the 470 days.  If substantial completion is not attained within 500 days after the date of commencement due to unexcused delay, Fagen, Inc. will pay us $20,000 as liquidated damages for each day that substantial completion extends beyond 500 days.  For the purposes of calculating these provisions, delay due to the modification of the construction air emission permit is specifically considered an excused delay.  Fagen, Inc.’s aggregate liability for liquidated damages, for failure to meet the performance and emission warranties, and for costs associated with constructing our ethanol plant as a gas-fired plant instead of a coal-fired plant is capped at $10.0 million.

As part of our design-build agreement with Fagen, Inc., we received the following performance guarantees on the production through put and process efficiencies of our ethanol plant:

Plant Capacity  –  Operate at a rate of 50 mgy based on 4.76% denaturant.

Corn to Ethanol  –  Not less than 2.80 denatured gallons of ethanol per bushel.

Electrical Energy  –  0.95 kWh per denatured gallon of fuel grade ethanol.

Btu Usage  –  Shall not exceed 37,000 Btu per denatured gallon of ethanol.

Fagen, Inc. has also warranted that the air emissions on our ethanol facility, taken as a whole, when operating at nameplate capacity meeting all of the performance guarantee criteria, will meet the requirements of a synthetic minor source within six months following the date of substantial completion. If this warranty is not met, Fagen, Inc. will pay all design, engineering, equipment, labor and construction costs associated with making the necessary corrections to meet the warranty, subject to certain restrictions.  Notwithstanding that our plant has been operational since September 21, 2007, our plant does not yet meet the warranties relating to air emissions.  See “Item 1. Business – Compliance with Environmental Laws and Other Regulatory Matters” for a discussion of our air emissions permit.

Site Transportation

We have made various improvements to our site and infrastructure in order to construct and operate our ethanol plant.  In 2008, we made several roadway improvements at the intersection of Minnesota Highway 60 and Jackson County Road 24 for ingress and egress access to the ethanol plant off of Highway 60, as well as completion of acceleration and turning lanes.  Union Pacific Railroad is the railroad adjacent to our site.  We installed a railroad siding with two loop tracks dedicated to outbound ethanol and distillers grains, with the potential for inbound corn and coal.  The ethanol plant has the facilities necessary to receive corn by truck and rail, coal by truck, and to load ethanol and distillers grains onto trucks and rail cars.

Utilities and Energy Used in Our Ethanol Plant

Our ethanol plant requires significant and uninterrupted amounts of electricity, coal and water.

In August 2006, we entered into an electric service agreement with Interstate Power and Light Company (a wholly-owned subsidiary of Alliant Energy Corporation).  Pursuant to our agreement with Interstate Power, we must obtain all of our electrical energy requirements from Interstate Power and Interstate Power must provide us with all of our electrical energy requirements, consisting of approximately 69,000 volts.  We must notify Interstate Power if we increase our demand for electrical energy in excess of 6,300 KVA.  We must pay for this service at the rates set out on a rate schedule applicable to bulk electricity supply, which may be changed from time to time in accordance with the agreement and applicable law.  The rates for the electrical service consist of a per day charge for basic service, a demand charge per kilowatt hour, a daily charge per kilowatt hour, a facilities charge and a reactive demand charge.  The rates used to calculate certain charges vary based on whether the kilowatt hours are used during peak periods and by season.  We are billed a minimum charge of our actual demand for the month plus energy charges for an additional 400 kilowatt hours.  We may not sell the electrical service to any other party and if we change electrical service, we will be responsible for expense associated with wiring.  The agreement with Interstate Power is for successive one-year terms beginning October 1, 2007 and may be terminated by either party upon 90 days’ written notice.

Despite our agreement with Interstate Power and Light Company, there can be no assurance that we will receive a reliable supply of the electricity that we need.  Further, the price of electricity, like any commodity, could fluctuate and increase significantly.

We also entered into a contract with Federated Rural Electric Association in December 2006 for the construction of the distribution system and electrical substation for the plant.  To fund the purchase of the distribution system and electrical substation for the plant, we entered into a loan agreement with Federated Rural Electric Association pursuant to which we borrowed $600,000 by a secured promissory note that bears no interest.  Under the note we are required to make monthly payments to Federated Rural Electric Association of $6,250 consisting of principal and an annual handling fee of 1% beginning on October 10, 2009.  In exchange for this loan, Federated Rural Electric Association was granted a security interest in the distribution system and electrical substation for the plant.

We have constructed a coal receiving, handling and storage facility next to the ethanol plant.  Due to air permitting, and performance and emissions guarantees of the design-build contract with Fagen, Inc., a Wyoming/Montana-sourced coal must be used.  As a result, in June 2007, we entered into a master coal supply agreement with Northern Coal Transportation Company (NCTC) to provide Powder River Basin (PRB) coal for the plant.  The master coal supply agreement expires upon 60 days notice by either party.  We are obligated to purchase coal and NCTC is obligated to sell coal identified in a confirmation that sets forth the quantity, price, term, mine and other relevant terms.  Under a letter confirmation dated July 2007, we agreed to purchase a minimum number of tons in each contract year which runs from June 1 to May 31 through the five year period ending May 31, 2012.  The letter confirmation also sets the price per ton for each contract year.  Also, in June 2007, we entered into a coal transloading agreement with Southern Minnesota Beet Sugar Cooperative (SMBSC).  SMBSC also uses coal of the same type as our ethanol plant to fuel its beet sugar plant.  In order to achieve transportation efficiencies, we and SMBSC entered into the coal transloading agreement so that both of our coal orders could be delivered to a single facility (the transloading facility) owned by SMBSC.  The coal is transferred from the transloading facility to each of our respective plants and we pay SMBSC a per ton charge handling fee for the use of the transloading facility.

Currently, fly-ash generated from the coal burned by our plant is hauled to a landfill.  If it qualifies to predefined industry standards, fly-ash can be used as an admixture for cement mixes instead of being hauled to landfills.  We are continuing to explore revenue-generating alternatives from fly-ash rather than incurring expense associated with shipping the fly-ash to landfills.

In October 2003, we entered into an industrial water supply development and distribution agreement with the City of Heron Lake, Jackson County, and Minnesota Soybean Processors (“MnSP”).  Pursuant to this agreement, the City acquired property on which to construct two water wells and associated facilities from which we draw the water necessary for our ethanol plant.  The City designed the wells, with the engineering and related services associated with such design paid by MnSP.  The City owns and operates the well facilities.  These facilities may not be connected to the City’s potable water supply nor may the City enter into supply contracts with potable water users without the consent of MnSP and us. Under the agreement, we have the exclusive right to the first 600 gallons per minute (“gpm”) of capacity of the wells and MnSP has the exclusive right to the second 600 gpm.  We are obligated to purchase our supply of untreated water exclusively from the City under this agreement.  In consideration of this agreement, we and MnSP are allocated equally the debt service on $735,000 in water revenue bonds that were issued by the City to support this project. We are also responsible for operating costs of the well facilities in proportion to our use; these operating costs include labor costs and other expenses associated with the operation, maintenance and repair of the well facilities and all costs associated with compliance with laws and permitting plus a 10% administrative fee to the City.  We began paying our portion of the debt service and operating costs when the plant became operational.  The agreement provided for changes in the payment schedule to result in the same aggregate payment to the City as if our plant had become operational in 2004.  Under this agreement, the City agreed to work cooperatively with us to develop any required water treatment facilities, with the expectation that we, together with any other users of the water treatment facilities, will pay the costs related to the facilities.  This agreement expires in February 2019 with the final scheduled maturities of the financing bonds.  The parties have agreed that prior to the scheduled expiration of the agreement, they will negotiate in good faith to replace the agreement with a further agreement regarding the wells and related facilities.

In connection with our agreement to be a party to the October 2003 industrial water supply development and distribution agreement, MnSP agreed that it would pay us $100,000 and we agreed to issue to MnSP $50,000 of our units.  In November 2003, we entered into a payment and subscription agreement with MnSP to document the payment from MnSP as received and by which we issued MnSP 28,750 units, the value of which was agreed to be $50,000.

In May 2006, we entered into an industrial water supply treatment agreement with the City of Heron Lake and Jackson County.  Under this agreement, the City agreed to construct, finance and operate a water treatment plant to supply treated water to our ethanol plant.  In exchange, we pay for operating and maintenance costs of the water treatment plant, as well as for certain assessments, extraordinary maintenance expenses and monthly installments over 24 months starting January 1, 2007 equal to one years’ debt service on the water revenue bonds, which will be returned to us if any remains after final payment in full on the bonds and assuming we comply with all payment obligations under the agreement.  Additionally, the industrial water supply treatment agreement allocated to us the supply of water from the well facilities over 1,200 gpm and up to 1,800 gpm.  We have the exclusive right to the first 900 gpm of capacity from the water treatment facility (and up to 1,200 gpm if we choose to expand) and the City has the right to supply others with the unused or excess capacity of treated water with our written consent.  We are obligated to purchase our supply of treated water exclusively from the City under this agreement.  The agreement has a term of 30 years.  If the agreement is terminated and not replaced by a similar agreement, we have the right to purchase the water treatment facility for its fair market value at the time, subject to the approval of the State of Minnesota.

Our Principal Products

The principal products that we produce are fuel grade ethanol and distillers grains.  Raw carbon dioxide is also a product of the ethanol production process, but we do not capture or market any carbon dioxide gas.

Ethanol

Ethanol is a type of alcohol produced in the U.S. principally from corn. Ethanol is primarily used in the U.S. gasoline fuel market as:

•         an octane enhancer in fuels;

•         an oxygenated fuel additive that can reduce ozone and carbon monoxide vehicle emissions;

•         a gasoline substitute generally known as E85, a fuel blend composed of 85% ethanol; and

•         as a renewable fuel to displace consumption of imported oil.

Ethanol used as an octane enhancer or fuel additive is blended with unleaded gasoline and other fuel products.  The principal purchasers of ethanol are generally wholesale gasoline distributors or blenders.

Distillers Grains

The principal co-product of the ethanol production process is distillers grains, a high protein and high-energy animal feed ingredient.

Dry mill ethanol processing creates three primary forms of distillers grains: wet distillers grains, modified wet distillers grains, and dried distillers grains with solubles.  Wet distillers grains are processed corn mash that contains a substantial amount of moisture.  It has a shelf life of approximately three days and is primarily sold to feeders of beef animals within the immediate vicinity of the ethanol plant.  Modified wet distillers grains are similar to wet distillers grains except that it has been partially dried and contains less moisture.  Modified wet distillers grains has a shelf life of a maximum of fourteen days, contains less water to transport, is more easily adaptable to some feeding systems, and is sold to both local and regional markets, primarily for both beef and dairy animals.  Dried distillers grains with solubles are corn mash that has been dried to approximately 10% moisture.  It has an almost indefinite shelf life and may be sold and shipped to any market and to almost all types of livestock.  Most of the distillers grains that we sell are in the form of dried distillers grains.

Procurement and Marketing Agreements

Corn Procurement

The primary raw material used in the production of ethanol at our plant is corn.  We need to procure approximately 18 million bushels of corn per year for our dry mill ethanol process. We generally do not have long-term, fixed price contracts for the purchase of corn and our members are not obligated to deliver corn to us. Typically, we purchase our corn directly from grain elevators, farmers, and local dealers within approximately 80 miles of Heron Lake, Minnesota.

We generally purchase corn through cash fixed-price contracts and may utilize hedging positions in the corn futures market for a portion of our corn requirements to manage the risk of excessive corn price fluctuations. Our fixed-price forward contracts specify the amount of corn, the price and the time period over which the corn is to be delivered. These forward contracts are at fixed prices or prices based on the Chicago Board of Trade (CBOT) prices. Our corn requirements can be forward contracted on either a fixed-price basis or futures only contracts. The parameters of these contracts are based on the local supply and demand situation and the seasonality of the price. We also purchase a portion of our corn on a spot basis.

The price and availability of corn is subject to significant fluctuation depending upon a number of factors that affect commodity prices generally. These include, among others, crop conditions, crop production, weather, government programs, and export demands.  Recently, corn prices have been at historically high levels. We believe that our corn storage facilities in Lakefield and Wilder, Minnesota will enable us to more favorably procure corn for the operation of our plant.

Ethanol Marketing

In August 2006, we entered into an ethanol marketing agreement with Renewable Products Marketing Group, LLC that was transferred to its affiliate RPMG, Inc.  Under the agreement, RPMG must use its best efforts to market all ethanol produced by our ethanol plant pursuant to a pooled marketing arrangement. We receive a price equal to the actual pooled price received by RPMG, less the expense of distribution and a marketing fee charged per gallon of ethanol sold.  The initial term of the agreement began on the first day of the month we shipped ethanol from our plant and continues for a period of at least 24 months, but will terminate at the end of the first traditional ethanol marketing contract period after the 24-month period, the end of September or end of March, whichever occurs first. After the initial term, the agreement automatically renews for successive one-year terms unless terminated by either party upon 90 days’ notice.  If the ethanol marketing agreement is terminated, whether by non-renewal or otherwise, we are obligated to leases for railcars that RPMG has procured on our behalf.  Our ethanol may be distributed by truck and rail from the plant.

Distillers Grains Marketing

In addition to ethanol, our ethanol plant produces wet, modified wet and dried distillers grains. We attempt to monitor the values of distillers grains and produce a mix of wet, modified wet, and dry distillers grains to maximize return to the plant.

In October 2005, we entered a marketing agreement with Commodity Specialists Corporation for the sale to Commodity Specialists Corporation of all distillers grains produced by our ethanol plant.  The term of the agreement is for a one-year period from the date of start-up of our operations, and thereafter, the agreement will remain in effect unless terminated by either party upon 90 days’ written notice.  Under the terms of the agreement, we receive a price equal to the selling price, less a charge of 2% or 4% of the price for distillers grains and a fee of $2.00 per ton of solubles, less the cost of delivering the product to the customer.  In August 2007, as part of CHS Inc.’s acquisition of Commodity Specialist Corporation, our agreement with Commodity Specialist Corporation was assigned to CHS Inc. with our consent.

Pricing of Corn and Ethanol

The sale of ethanol represented approximately 80% of our revenue for the nine months ended July 31, 2008.  The cost of corn represented approximately 67% of our cost of sales for the nine months ended July 31, 2008.  In the future, we expect that ethanol sales will represent our primary revenue source and corn will represent our primary component of cost of goods sold.  Therefore, changes in the price at which we can sell the ethanol we produce and the price at which we buy corn for our ethanol plant present significant operational risks inherent in our business.

Generally, the price at which ethanol can be sold does not track with the price at which corn can be bought. Historically, ethanol prices have tended to correlate with wholesale gasoline prices, with demand for and the price of ethanol increasing as supplies of petroleum decreased or appeared to be threatened, crude oil prices increased and wholesale gasoline prices increased.  However, the prices of both ethanol and corn do not always follow historical trends. Trends in ethanol prices and corn prices are subject to a number of factors and are difficult to predict.

For example, in 2007, although the demand for ethanol increased, additions to ethanol production capacity and limitations on the ability to move production to the retail market kept ethanol prices in check.  Thus, as crude oil prices rose over June and July of 2007, ethanol prices did not correspondingly increase.  However, as crude prices declined in August and September of 2007, ethanol prices declined more sharply.  At the same time, the demand for and price of corn increased dramatically, which some attributed to the increased requirements of the ethanol industry.  However, in our fiscal year 2008, ethanol prices have increased significantly.

Demand for Ethanol

In recent years, the demand for ethanol has increased, particularly in the upper Midwest, in part because of two major programs established by the Clean Air Act Amendments of 1990:  the Oxygenated Gasoline Program and the Reformulated Gasoline Program.  Under these programs, an additive (oxygenate) was required to be added to the gasoline used in areas with excessive carbon monoxide or ozone pollution to help mitigate these conditions.  Oxygenates allow gasoline to burn cleaner, release less carbon monoxide and release fewer other exhaust emissions into the atmosphere.  According to the EPA, as of May 2007, various regions of 15 states and the District of Columbia were required to comply with the Reformulated Gasoline Program.  Although not required, according to the EPA, as of May 2007, all or a portion of 13 states had also voluntarily opted into the program.

Methyl tertiary butyl ether (MTBE) or ethanol were the two most common options to increase oxygen content in the fuel, with MTBE being used until recently in a majority of the oxygenated fuel sold in the United States.  Continued use of MTBE has raised serious environmental and health concerns.  In March 2000, the EPA announced that it had commenced regulatory action to achieve a significant reduction in or a complete ban on the use of MTBE.  In addition to those states that had already passed legislation banning or restricting the use of MTBE, other states voluntarily responded to the EPA’s announcement by enacting legislation prohibiting the sale of gasoline containing certain levels of MTBE or by phasing out the use of MTBE entirely.

Because of the potential health and environmental issues associated with MTBE and the actions of the EPA, ethanol is now used as the primary oxygenate in those areas requiring an oxygenate additive under programs associated with the Clean Air Act Amendments of 1990 or other federal law.

In addition to demand for ethanol as an oxygenate, ethanol demand has increased because of the adoption of programs setting national renewable fuels standards (RFS).  These RFS programs were adopted to help displace consumption of oil imported from non-U.S. sources and in response to the concern that the United States’ dependence on imported oil petroleum to meet its growing demand for transportation fuel undermines the United States’ energy security.

The first RFS program was introduced through the Energy Policy Act of 2005.  The Energy Policy Act of 2005 introduced a RFS program that set a national minimum usage requirement that would phase in over seven years, beginning with approximately 4.0 billion gallons in 2006 and increasing to 7.5 billion gallons by 2012.  The minimum usage requirements under the 2005 RFS program were increased with the Energy Independence and Security Act of 2007. Currently, the minimum usage requirements are 13.2 billion gallons of renewable biofuels by 2012 and 15.0 billion gallons by 2015.  The Energy Independence and Security Act of 2007 also mandates a minimum requirement of 36 billion gallons of renewable fuels by 2022, with conventional biofuels accounting for 15 billion gallons of this total.  Conventional biofuel is ethanol derived from corn starch and conventional ethanol facilities that commence construction after the date of enactment and must achieve a 20 percent greenhouse gas (GHG) emissions reduction compared to baseline lifecycle GHG emissions.  Advanced biofuels are defined as cellulosic ethanol and other biofuels derived from feedstock other than corn starch that achieves a 50 percent GHG emissions reduction requirement. Cellulosic ethanol is any cellulose, hemicellulose, or lignin that is derived from renewable biomass and achieves a 60 percent GHG emission reduction requirement.

We believe the RFS program creates greater market for renewable fuels, such as ethanol, as a substitute for petroleum-based fuels.  While we cannot assure that this program’s mandates will continue in the future, the following chart illustrates the potential United States ethanol demand based on the schedule of minimum usage established by the program through the year 2022 (in billions of gallons).

Year	Conventional Biofuel	Total Advanced Biofuel	Advanced Biofuel — Cellulosic Biofuel	Advanced Biofuel —Biomass-based Diesel	Undifferentiated Advanced Biofuel	Total RFS
2008	9.00	—	—	—	—	9.00
2009	10.50	.60	—	.50	0.10	11.10
2010	12.00	.95	.10	.65	0.20	12.95
2011	12.60	1.35	.25	.80	0.30	13.95
2012	13.20	2.00	.50	1.00	0.50	15.20
2013	13.80	2.75	1.00	—	1.75	16.55
2014	14.40	3.75	1.75	—	2.00	18.15
2015	15.00	5.50	3.00	—	2.50	20.50
2016	15.00	7.25	4.25	—	3.00	22.25
2017	15.00	9.00	5.50	—	3.50	24.00
2018	15.00	11.00	7.00	—	4.00	26.00
2019	15.00	13.00	8.50	—	4.50	28.00
2020	15.00	15.00	10.50	—	4.50	30.00
2021	15.00	18.00	13.50	—	4.50	33.00
2022	15.00	21.00	16.00	—	5.00	36.00

While the new RFS will likely stimulate the ethanol industry in the short term as production increases to keep pace with demand to achieve compliance with the RFS, the long-term impact of the RFS on the ethanol industry is uncertain.  Starting in 2016, all of the increase in the RFS targets must be met with advanced biofuels and the RFS targets for conventional biofuels remain level at 15 billion gallons per year from 2015 through 2022.  It is uncertain what effect this lack of increase in targets for conventional biofuels under the RFS program will have on the conventional biofuels industry or on our ethanol business in particular.

In addition to the RFS program, one important incentive for the ethanol industry and its customers is the Volumetric Ethanol Excise Tax Credit, commonly referred to as the “blender’s credit.”  The tax credit is provided to gasoline distributors as an incentive to blend their gasoline with ethanol.  For each gallon of gasoline blended with ethanol, the distributors receive a tax credit.  For 2008, the tax credit is 51¢ per gallon of pure ethanol or 5.1¢ per gallon of gasoline blended with 10% ethanol.  The per gallon credit is scheduled to be reduced to 45¢ per gallon of pure ethanol in 2009.  The tax credit is authorized through December 21, 2010.

In Minnesota, a market we serve, the demand for ethanol is driven, in part, by state specific requirements. On May 10, 2005, Minnesota enacted a law that requires all Minnesota gasoline to be blended with 20 percent ethanol. The new E-20 mandate would take effect in 2013 unless ethanol has already replaced 20 percent of the state’s motor vehicle fuel by 2010. The rule would expire at the end of 2010 if Minnesota is not granted federal approval to use E-20 gasoline blends.  Minnesota has North America’s largest network of E-85 (85% ethanol blend) gas stations with approximately 130 stations now available to consumers. Minnesota was the first state to require the use of ethanol in gasoline.  Other states are beginning to enact similar legislation. In 2004, Hawaii enacted a measure similar to Minnesota’s mandate. Montana also adopted an E-10 requirement in May 2005.

According to the RFA, ethanol production increased to 6.5 billion gallons in 2007 from 4.9 billion gallons in 2006, an increase of 32%.  As of January 2008, ethanol was blended into more than 50% of the gasoline sold in the U.S., the majority as E10 (a blend of 10% ethanol and 90% gasoline). It is blended in every gallon of gasoline sold in some areas of the U.S., including California, Minnesota, Missouri, Texas, and along the Eastern seaboard from Washington, D.C. to Boston.

Markets For Ethanol

There are local, regional and national markets for ethanol.  Typically, a regional market is one that is outside of the local market, yet within the neighboring states.  Some regional markets include large cities that are subject to anti-smog measures in either carbon monoxide or ozone non-attainment areas, or that have implemented oxygenated gasoline programs, such as Chicago, St. Louis, Denver and Minneapolis.  We consider our primary regional market to be large cities within a 450-mile radius of our ethanol plant.  In the national ethanol market, the highest demand by volume is primarily in the southern United States and the east and west coast regions.

The markets in which our ethanol is sold will depend primarily upon the efforts of RPMG, which buys and markets our ethanol.  However, we believe that local markets will be limited and must typically be evaluated on a case-by-case basis.  Although local markets will be the easiest to service, they may be oversold because of the number of ethanol producers near our plant, which may depress the price of ethanol in those markets.  In addition, Minnesota is a net exporter of ethanol.  According to the Minnesota Department of Agriculture, as of May 2008, Minnesota’s 17 operating ethanol plants have the capacity to produce 735 million gallons of ethanol annually, which will use 268 million bushels of corn.  In 2006, the most recent year for which statistics are available, about 260 million gallons were consumed in Minnesota and the state’s net ethanol export was 290 million gallons in 2006 or 53% of Minnesota’s total annual ethanol production.  Therefore, we will likely be among the ethanol producers whose ethanol is primarily exported from the State of Minnesota into regional markets.  Access to regional markets and the national market will be important to grow our business.

We transport our ethanol primarily by rail.  In addition to rail, we service certain regional markets by truck from time to time.  We believe that regional pricing tends to follow national pricing less the freight difference.

Markets for Distillers Grains

We sell distillers grains as animal feed for beef and dairy cattle, poultry and hogs. However, the modified wet distillers grains typically have a shelf life of a maximum of fourteen days.  This provides for a much smaller market and makes the timing of its sale critical.  Further, because of its moisture content, the modified wet distillers grains are heavier and more difficult to handle.  The customer must be close enough to justify the additional handling and shipping costs.  As a result, modified wet distillers grains are principally sold only to local feedlots and livestock operations.

Various factors affect the price of distillers grain, including, among others, the price of corn, soybean meal and other alternative feed products, the performance or value of distillers grains in a particular feed market, and the supply and demand within the market.  Like other commodities, the price of distillers grains can fluctuate significantly.

Government Incentives and Benefits

We benefit both directly and indirectly from various incentive programs created by the federal government and state governments, including the State of Minnesota.  The programs that we believe provide us with an indirect benefit by stimulating demand for ethanol production are discussed above under “Item 1.  Business – Demand For Ethanol.”

These programs are not without controversy, due in part to the cost of these programs and the effect these programs have in reduction of tax revenues for the federal or state government.  Federal and state regulations regarding the production of ethanol are subject to future change.  We cannot predict what material impact, if any, these changes might have on our business.  Future changes in governmental incentives and benefits could reduce or eliminate benefits to us and that may adversely affect our business.  Future changes in governmental incentives and benefits could result in new incentive programs or benefits or increase benefits of programs for which we are not eligible, which could prove beneficial to our competitors and thus adversely affect our business.

The programs that directly benefit our business and our members are discussed below.

Federal Small Ethanol Producer Tax Credit

The Federal Small Ethanol Producer Credit provides an eligible ethanol producer a 10¢ per gallon tax credit for the first 15 million gallons of ethanol produced annually, subject to possible reduction for certain excise tax benefits.  Under the program, ethanol producers that qualify or their owners (for pass-through tax entities) can reduce their federal income tax liability by the amount of the annual credit, subject to limitations.  However, benefit of the credit is reduced somewhat because the amount of the credit must be added to regular taxable income (but not to alternative minimum taxable income).  Until recently, an eligible small ethanol producer was defined as a producer whose annual production capacity was 30 million gallons or less, which effectively precluded most new plants from qualifying for the tax credit.  The Energy Tax Incentives Act of 2005 increased the annual production capacity limitation to 60 million gallons.  The credit is scheduled to expire on December 31, 2010.  If it is not extended, taxpayers will have a three-year carryforward in which to utilize unused credits.

For fiscal year 2007, we were eligible as a small ethanol producer to participate in the Federal Small Ethanol Producer Credit.  In fiscal year 2007, we produced approximately 4.9 million gallons of ethanol that created a tax credit of approximately $493,000 that was passed on to our members.

Job Opportunity Building Zones (“JOBZ”) Designation

Our ethanol plant business currently qualifies for the State of Minnesota’s Job Opportunity Building Zones (“JOBZ”) program administered by the Minnesota Department of Employment and Economic Development (the “Department”).  Our ethanol plant is located in one of the ten Job Opportunity Building Zones designated by the Department.  Our facilities in Lakefield, Minnesota and Wilder, Minnesota are not located in a designated zone and, therefore, the operations of these facilities do not benefit directly from the JOBZ program.  Under the JOBZ program, qualifying businesses that operate in designated zones receive certain exemptions from sales, income and property taxes and are eligible to receive certain refundable jobs credits.  The tax exemptions afforded by this program will be available to qualified businesses until the expiration of the program, currently scheduled for December 31, 2015.

For our business, the material benefits we receive from the JOBZ program are:

•             A property tax exemption for our commercial and industrial property, both real and personal, located in a Job Opportunity Building Zone, excluding the land on which our ethanol plant was built.

•             A sales tax exemption that requires that goods or taxable services must be primarily used in the Job Opportunity Building Zone and purchased during a period when the area is designated as a zone within the JOBZ program.  This exemption extends to contract purchases (if the final use of the property is in the Job Opportunity Building Zone) and to local sales taxes.

We also receive a number of benefits under the JOBZ program that are not material to our overall operations, including, for example, an exemption from the motor vehicle sales tax for vehicles used by a business in a zone and exemption from certain minimum fees.

Some of the benefits under the JOBZ program relate to income tax.  We do not pay federal or state income tax as an entity; instead, our members pay tax on their proportionate share of our income.  Therefore, certain of the benefits under the JOBZ program will flow to our members, including the following, which we believe will be of more significant benefit to our members.

•             An individual income tax exemption for income derived from investing in or operating a qualified business in a Job Opportunity Building Zone such as our business.

•             A refundable jobs credit to us as a qualified business operating in a Job Opportunity Building Zone equal to 7% of the lesser of either (i) the increase in the business payroll in the zone since the year of designation or (ii) the increases in total Minnesota payroll since the year of designation, minus the increase in the number of full time employees in the zone since designation multiplied by $30,000.  This credit applies against chapter 290 taxes (regular and alternative minimum tax under both the individual income and corporate franchise taxes).

•             An extension of the individual income tax exemption to the alternative minimum tax under the individual income tax and an exemption from corporate alternative minimum tax for income from our zone income.

•             A tax exemption for capital gains on our real and tangible personal property located in a zone or the sale of our business operated in a zone.

Our members will also be impacted, although we believe less significantly, by other aspects of the JOBZ program, including for example, reductions in dependent care credits and working family credits for tax-exempt JOBZ income.

We are required to submit an annual report to the commissioner of the Department on our performance and compliance with the business subsidy law.  Based on these annual reports, the commissioner may take action that he considers appropriate, such as removing particular properties from a zone or terminating a zone or subzone.  In calendar year 2007, we estimate the benefit we received as a company under the JOBZ program was approximately $2.3 million relating to the sales tax exemption on our purchases of otherwise taxable goods and services in connection with the construction of our ethanol plant.  Because we purchased much of the goods and services for the construction of our ethanol plant prior to the start of plant operations in September 2007, we expect our future direct benefits under the JOBZ program to diminish in fiscal year 2008.  To the extent the JOBZ program continues as currently enacted, we anticipate that our members will benefit from the JOBZ program primarily through the individual income tax exemptions.  As and if the income of our members attributable to our operations increases, so too will the benefits our members receive under the JOBZ program.

Competition

Producers of Ethanol

We compete with producers of ethanol products both locally and nationally, with more intense competition for sales of ethanol among ethanol producers in close proximity to our ethanol plant as these competitors may be more likely to sell to the same markets that we target for our ethanol.  Within an approximately 100 mile radius of our ethanol plant, there are 35 ethanol plants as of June 2008.

We sell our ethanol in a highly competitive market.  We are in direct competition with numerous other ethanol producers, both regionally and nationally, many of which have more experience and greater resources than we do.  Some of these producers are, among other things, capable of producing a significantly greater amount of ethanol or have multiple ethanol plants that may help them achieve certain benefits that we could not achieve with one ethanol plant.  Further, new products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages over us and harm our business.  A majority of the ethanol plants in the U.S. and the greatest number of gallons of ethanol production are located in the corn-producing states, such as Iowa, Nebraska, Illinois, Minnesota, South Dakota, Indiana, Ohio, Kansas, and Wisconsin.

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Below is the U.S. ethanol production by state in millions of gallons for the ten states with the most total ethanol production, either online or under construction/expansion, as of January 2008:

State	Online	Under Construction/ Expansion	Total
Iowa	2,059.0	1,435.0	3,494.0
Nebraska	1,143.5	691.0	1,834.5
Illinois	887.0	254.0	1,141.0
Minnesota	619.6	457.5	1,077.1
South Dakota	683.0	283.0	966.0
Indiana	470.0	450.0	920.0
Ohio	68.0	470.0	538.0
Kansas	432.5	75.0	507.5
Wisconsin	408.0	90.0	498.0
Texas	100.0	255.0	355.0

Source: Renewable Fuels Association, January 2008

Accordingly, we face increased competition because of the location of our ethanol plant in Minnesota.

According to the Renewable Fuel Association (RFA), as of June 2008, 160 U.S. facilities have the capacity to produce approximately 9 billion gallons of ethanol annually with an additional 4.4 billion gallons of capacity under construction.  Despite the rapid increase in production, consumption of ethanol has been outpacing production for the past few years, which has led to increased imports in the United States, primarily from Brazil.  According to the RFA, in 2007, the U.S. produced 6.5 billion gallons of fuel ethanol and imported 426.2 million gallons, with approximately 44% imported from Brazil.  In addition to intense competition with local, regional and national producers of ethanol, we expect increased competition with imported ethanol and foreign producers of ethanol.

Producers of Other Fuel Additives and Alternative Fuels

In addition to competing with ethanol producers, we also compete with producers of other gasoline oxygenates.  Many gasoline oxygenates are produced by other companies, including oil companies, that have far greater resources than we do.  Historically, as an gasoline oxygenate, ethanol primarily competed with two gasoline oxygenates, both of which are ether-based:  MTBE (methyl tertiary butyl ether) and ETBE (ethyl tertiary butyl ether). Many states have enacted legislation prohibiting the sale of gasoline containing certain levels of MTBE or are phasing out the use of MTBE because of heath and environmental concerns.  As a result, national use of MTBE has decreased significantly in recent years.  Use of ethanol now exceeds that of MTBE and ETBE as a gasoline oxygenate.

While ethanol has displaced these two gasoline oxygenates, the development of ethers intended for use as oxygenates is continuing and we will compete with producers of any future ethers used as oxygenates.

A number of automotive, industrial and power generation manufacturers are developing alternative fuels and power systems, both for vehicles and other applications.  Fuel cells have emerged as a potential alternative power system to certain existing power sources because of their higher efficiency, reduced noise and lower emissions.  Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions.

Additionally, there are more than a dozen alternative and advanced fuels currently in production or use, including the following alternative fuels that, like ethanol, have been or are currently commercially available for vehicles:

• biodiesel	• methanol
• electricity	• natural gas
• hydrogen	• propane

Several emerging fuels are currently under development. Many of these fuels are also considered alternative fuels and may have other benefits such as reduced emissions or decreasing dependence upon oil.  Examples of emerging fuels include:

•                  Biobutanol: Like ethanol, biobutanol is an alcohol that can be produced through processing of domestically grown crops, such as corn and sugar beets, and other biomass, such as fast-growing grasses and agricultural waste products

•                  Biogas:  Produced from the anaerobic digestion of organic matter such as animal manure, sewage, and municipal solid waste. After it is processed to required standards of purity, biogas becomes a renewable substitute for natural gas and can be used to fuel natural gas vehicles.

•                  Fischer-Tropsch Diesel:  Diesel made by converting gaseous hydrocarbons, such as natural gas and gasified coal or biomass, into liquid fuel, including transportation fuel.

•                  Hydrogenation-Derived Renewable Diesel (HDRD): The product of fats or vegetable oils—alone or blended with petroleum—that has been refined in an oil refinery.

•                  P-Series: A blend of natural gas liquids (pentanes plus), ethanol, and the biomass-derived co-solvent methyltetrahydrofuran (MeTHF) formulated to be used in flexible fuel vehicles.

•                  Ultra-Low Sulfur Diesel: diesel fuel with 15 parts per million or lower sulfur content. This ultra-low sulfur content enables use of advanced emission control technologies on vehicles using ULSD fuels produced from non-petroleum and renewable sources that are considered alternative fuels.

Additionally, there are developed and developing technologies for converting natural gas, coal and biomass to liquid fuel, including transportation fuels such as gasoline, diesel, and methanol.

We expect that competition will increase between ethanol producers, such as Heron Lake BioEnergy, LLC and producers of these or other newly developed alternative fuels or power systems, especially to the extent they are used in similar applications such as vehicles.

Competition For Corn

We will compete with ethanol producers in close proximity for the supplies of corn we will require to operate our plant.  For 2008, Minnesota’s ethanol production is projected to reach 1 billion gallons, consuming approximately 25% of the state’s corn crop.  The existence and development of other ethanol plants, particularly those in close proximity to our plant, will increase the demand for corn that may result in higher costs for supplies of corn.

We compete with other users of corn, including ethanol producers regionally and nationally, producers of food and food ingredients for human consumption (such as high fructose corn syrup, starches, and sweeteners), producers of animal feed and industrial users.  According to the U.S. Department of Agriculture, for 2007:  25.2% of U.S. corn was used in ethanol production, with 45.9% being used in feed production, 18% exported and the remaining 10.9% being used in food, seed and other industrial uses.

Competition For Personnel

We will also compete with ethanol producers in close proximity for the personnel we will require to operate our plant.  The existence and development of other ethanol plants will increase competition for qualified managers, engineers, operators and other personnel.  We also compete for personnel with businesses other than ethanol producers and with businesses located outside the community of Heron Lake, Minnesota.

Competition for Distillers Grains

The amount of distillers grains produced annually in North America is expected to increase significantly as the number of ethanol plants increase.  We compete with these producers of distillers grains products both locally and nationally, with more intense competition for sales of distillers grains among ethanol producers in close proximity to our ethanol plant as these competitors may be more likely to sell to the same markets that we target for our distillers grains.

Additionally, distillers grains compete with other feed formulations, including corn gluten feed, dry brewers grain and mill feeds.  The primary value of these products as animal feed is their protein content.  Dry brewers grain and distillers grains have about the same protein content, and corn gluten feed and mill feeds have slightly lower protein contents.  Distillers grains contain nutrients, fat content, and fiber that we believe will differentiate our distillers grains products from other feed formulations.  However, producers of other forms of animal feed may also have greater experience and resources than we do and their products may have greater acceptance among producers of beef and dairy cattle, poultry and hogs.  We believe that the demand for distillers grains may increase as the feed industry becomes more familiar with its benefits.  The market for distillers grains is generally confined to locations where freight costs allow it to be competitively priced against other feed ingredients.

Hedging

We may hedge anticipated corn purchases and ethanol sales through a variety of mechanisms.

We procure corn through spot cash, fixed-price forward, basis only, futures only, and delayed pricing contracts.  Additionally, we may use hedging positions in the corn futures and options market to manage the risk of excessive corn price fluctuations for a portion of our corn requirements.

For our spot purchases, we post daily corn bids so that corn producers can sell to us on a spot basis. Our fixed-price forward contracts specify the amount of corn, the price and the time period over which the corn is to be delivered. These forward contracts are at fixed prices indexed to Chicago Board of Trade, or CBOT, prices.  Our corn requirements can be contracted in advance under fixed-price forward contracts or options.  The parameters of these contracts are based on the local supply and demand situation and the seasonality of the price.  For delayed pricing contracts, producers will deliver corn to our elevators, but the pricing for that corn and the related payment will occur at a later date.

To hedge a portion of our exposure to corn price risk, we may buy and sell futures and options positions on the CBOT.  In addition, our facilities have significant corn storage capacity.  We generally maintain inventories of corn at our ethanol plant, but can draw from our elevators at Lakefield and Wilder to protect against supply disruption. At the ethanol plant, we have the ability to store approximately 10 days of corn supply and our elevators have capacity for approximately an additional 50 days of supply.

We market all of our ethanol through RPMG, Inc., which is obligated to use reasonable efforts to obtain the best price for our ethanol.  To mitigate ethanol price risk and to obtain the best margins on ethanol that is marketed and sold by RPMG, we may utilize ethanol swaps, over-the-counter (“OTC”) ethanol swaps, or OTC ethanol options that are typically settled in cash, rather than gallons of the ethanol we produce.

Our marketing and risk management committee, consisting of Doug Schmitz, David J. Woestehoff, Timothy O. Helgemoe, and David M. Reinhart, assists the board and our risk management personnel to, among other things, establish appropriate policies and strategies for hedging and enterprise risk.

Compliance with Environmental Laws and Other Regulatory Matters

Our business subjects us to various federal, state and local environmental laws and regulations, including those relating to discharges into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees.

These laws and regulations require us to obtain and comply with numerous permits to construct and operate our ethanol plant, including water, air and other environmental permits.  On March 12, 2007, we entered into an agreement with Fagen Engineering, LLC, an affiliate of Fagen, Inc., for the development of environmental compliance programs and related services, which was completed in September 2007.  On March 26, 2008, we entered into an agreement with Fagen Engineering, LLC for environmental compliance training services.

The costs associated with obtaining these permits and meeting the demands of regulators reflected in the permits have increased our costs of construction.  In particular, we have incurred additional costs relating to an air-emission permit from the Minnesota Pollution Control Agency (“MPCA”).  We applied for a synthetic minor air-emissions source permit in July 2004 that was granted by the MPCA in May 2005.  In June 2005, a coalition of two environmental and one energy group challenged the grant of this air emissions permit by an appeal to the Minnesota Court of Appeals and in July 2006, the Minnesota Court of Appeals affirmed the MPCA’s issuance of the permit.  In conjunction with the permit and the permit dispute and to prevent further appeals by the coalition, we entered into a compliance agreement with the MPCA on January 23, 2007 that currently governs the air emissions from our plant.

Under the compliance agreement, we agreed to submit an amendment to our air permit to qualify our facility as a “major emissions source.”  The compliance agreement also allowed us to continue with and complete the construction of our facility pending the issuance of an amended permit qualifying our ethanol plant as a major source.  Under the compliance agreement, we agreed to operate our facility after the completion of construction in a manner such that the emissions of each of the criteria pollutants generated by our ethanol plant, as determined on a 12 month rolling sum, do not exceed 95 tons per year and agreed to comply in all other respects with the air emissions permit previously issued by the MPCA.  We have submitted an amendment to our air permit as required under the compliance agreement and exclusively to comply with that agreement.  However, we are continuing discussions with the MPCA regarding the necessity for qualifying our facility as a major emissions source, particularly in light of recent changes in federal law that increased the limit of certain emissions allowed as a synthetic minor source.  Pending the resolution of this air permit issue, we continue to operate under the air emissions thresholds described in the compliance agreement in lieu of an amended permit.  During June and July 2008, we completed air pollution control device testing to determine compliance with synthetic minor source thresholds.  Some of these results have been provided to the MPCA, while others are still being processed.  Additionally, we, with the ongoing assistance of Fagen, Inc., anticipate conducting additional air emissions testing under different conditions.  Therefore, we continue to operate under the compliance agreement pending the results of testing and further discussions with the MPCA regarding qualifying our facility as a major emissions source.

Other than as discussed above, we have obtained all permits we believe are necessary for the construction and operation of our ethanol plant.

Compliance with these laws and permits in the future could require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment, as well as significant management time and expense.  A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or plant shutdown, any of which could have a material adverse effect on our operations.  We have incurred costs associated with obtaining the air permits and costs associated with the compliance agreement of approximately $107,000 in fiscal year 2006, $187,000 in fiscal year 2007 and $132,000 in the nine month period ended July 31, 2008.

Employees

We presently have 46 full-time employees, of which 38 are in operations and 8 are in executive, general management and administration.  We also have three part-time employees in operations.  We also have engaged James A. Gerber as our interim chief financial officer on a contract basis.  We do not maintain an internal sales organization, but instead rely upon third-parties to market and sell the ethanol and distillers grains that we produce.

Item 1A.  Risk Factors

If any of the following risks actually occur, our results of operations, cash flows and the value of our units could be negatively impacted. Although we believe that we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known that may adversely affect our performance or financial condition.

Risks Related To Our Business And Operations

Our business is highly dependent on commodity prices, which are subject to significant volatility and uncertainty, so our results could fluctuate significantly.

We generally do not have long-term, fixed price contracts for the purchase of corn, our principal input, or for the sale of ethanol, our principal product.  Therefore, our results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for corn, ethanol and unleaded gasoline. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, our future financial results may fluctuate substantially.

In addition, we may experience periods of declining prices for our ethanol and increasing costs for our raw materials, which could result in operating losses. We may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase corn, or by engaging in transactions involving options and futures contracts.  These activities involve substantial cost and substantial risk, and ultimately may be ineffective in mitigating the fluctuations in corn and ethanol prices.

Corn prices will fluctuate and could increase significantly, which will increase our operating costs and could adversely affect our operating results because we generally cannot pass on increases in corn prices to our customers.

Corn is the principal raw material we use to produce ethanol and distillers grains. At certain levels, corn prices would make ethanol uneconomical to use in fuel markets.  The price of corn is influenced by weather conditions (including droughts) and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand.  In particular, increasing domestic ethanol capacity could boost demand for corn and result in increased corn prices.  Any decline in the corn harvest, caused by farmer planting decisions or otherwise, could cause corn prices to increase and negatively impact our gross margins.  The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future.  Generally, we are unable to pass along increased corn costs to our customers, and accordingly, rising corn prices will tend to produce lower profit margins.

Fluctuations in the selling price and production cost of gasoline may reduce our profit margins.

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our business, future results of operations and financial condition may be materially adversely affected if gasoline demand or prices decrease.

The price of distillers grains is affected by the price of other commodity products, such as soybeans, and decreases in the price of these commodities could decrease the price of distillers grains.

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains would result in less revenue from the sale of distillers grains and could result in lower profit margins.

As more ethanol plants are built, ethanol production will increase and, if demand does not sufficiently increase, the price of ethanol and distillers grains may decrease.

According to the RFA, domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in 1999 to 6.5 billion gallons per year in 2007. In addition, there is a significant amount of production capacity being added to the ethanol industry. According to the RFA, approximately 4 billion gallons per year of production capacity will come online in 2008 from 65 plants under construction or expanding. This capacity is being added to address anticipated increases in demand. However, demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or at all. Recently, several ethanol companies have announced the postponement of ethanol plants under construction due, in part, to concerns about excess production capacity in the ethanol industry and its impact on ethanol prices.

Excess ethanol production capacity also may result from decreases in the demand for ethanol or increased imported supply, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in the U.S. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage, or as a result of technological advances, such as the commercialization of engines utilizing hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs.

If ethanol prices decline for any reason, including excess production capacity in the ethanol industry, our business, results of operations and financial condition may be materially and adversely affected.

In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased production of distillers grains. An increase in the supply of distillers grains, without corresponding increases in demand, could lead to lower prices or an inability to sell our distillers grains production. A decline in the price of distillers grains or the distillers grains market generally could have a material adverse effect on our business, results of operations and financial condition.

Our operations could be adversely affected by infrastructure disruptions and the price of our ethanol could be depressed by lack of adequate transportation and storage infrastructure in certain areas.

We ship our ethanol to our customers primarily by the railroad adjacent to our site.  We also have the potential to receive inbound corn via the railroad, although we currently receive corn by truck from our facilities Lakefield, Minnesota and Wilder, Minnesota, each of which is less than 15 miles away from our plant.  Our customers require appropriate transportation and storage capacity to take delivery of the products we produce.  Therefore, our business is dependent on the continuing availability of rail, highway and related infrastructure.  Any disruptions in this infrastructure network, whether caused by labor difficulties, earthquakes, storms, other natural disasters, human error or malfeasance or other reasons, could have a material adverse effect on our business. We rely upon third-parties to maintain the rail lines from our plant to the national rail network, and any failure on their part to maintain the lines could impede our delivery of products, impose additional costs on us and could have a material adverse effect on our business, results of operations and financial condition.

In addition, lack of this infrastructure prevents the use of ethanol in certain areas where there might otherwise be demand and results in excess ethanol supply in areas with more established ethanol infrastructure, depressing ethanol prices in those areas.  In order for the ethanol industry to grow and expand into additional markets and for our ethanol to be sold in these new markets, there must be substantial development of infrastructure including:

•         additional rail capacity;

•         additional storage facilities for ethanol;

•         increases in truck fleets capable of transporting ethanol within localized markets;

•         expansion of refining and blending facilities to handle ethanol;  and

•         growth in service stations equipped to handle ethanol fuels.

The substantial investments that will be required for these infrastructure changes and expansions may not be made on a timely basis, if at all, and decisions regarding these infrastructure improvements are outside of our control.  Significant delay or failure to improve the infrastructure that facilitates the distribution could curtail more widespread ethanol demand or reduce prices for our products in certain areas, which would have a material adverse effect on our business, results of operations or financial condition.

We face intense competition from competing ethanol producers.

Competition in the ethanol industry is intense. We face formidable competition in every aspect of our business from established producers of ethanol, including Archer Daniels Midland Company, Cargill, Inc., VeraSun Energy Corporation, and from other companies that are seeking to develop large-scale ethanol plants and alliances. According to the RFA, the top ten producers accounted for approximately 56% of the ethanol production capacity in the U.S. in 2007.  Some of our competitors are divisions of substantially larger enterprises and have substantially greater financial, operational, procurement, marketing, distribution and technical resources than we do.  Additionally, smaller competitors, such as farmer-owned cooperatives and independent companies owned by farmers and investors, have been able to compete successfully in the ethanol industry. Some of these competitors have business advantages, such as the ability to more favorably procure corn by operating smaller plants that may not affect the local price of corn as much as a larger-scale plant like ours or requiring their farmer-owners to sell them corn as a requirement of ownership.  A significant portion of production capacity in our industry consists of smaller-sized plants.  We expect competition to increase, both from large and small competitors, as the ethanol industry becomes more widely known and demand for ethanol increases.

We also face increasing competition from international suppliers. Although there is a tariff on foreign-produced ethanol (which is scheduled to expire in 2010) that is roughly equivalent to the federal ethanol tax incentive, ethanol imports equivalent to up to 7.0% of total domestic production from certain countries are exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean.  Currently, international suppliers produce ethanol primarily from sugar cane, which is a significantly more efficient raw material from which to produce ethanol than corn, and have cost structures that can be substantially lower than ours.

Competing ethanol producers may also introduce competitive pricing pressures that may adversely affect our sales levels and margins or our ability to procure corn at favorable prices. As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors.

We have a limited operating history and a history of losses, and our business may not be successful.

We were organized as a Minnesota limited liability company in April 2001 and did not begin producing ethanol until September 21, 2007.  In October 2007, we began recording revenues from our ethanol production activity.  Accordingly, we have a limited operating history from which to evaluate our business and prospects.  We have accumulated losses from inception through October 31, 2007 of approximately $6.9 million.  If we cannot successfully address these risks, our business, future results of operations and financial condition may be materially adversely affected.  While we had a net income of approximately $16.4 million for the nine months ended July 31, 2008, we cannot assure you that we will be able to increase our revenues, operate profitably, or successfully operate our business.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in a rapidly evolving market, such as the ethanol market, where supply and demand may change significantly in a short period of time.  In addition, most of our governors and executive officers have no expertise in the ethanol industry or governing and operating a public company.  While our governors and executive officers are experienced in business generally, their lack of experience in the ethanol industry and managing a public company may present additional risks to our business.

Some of the risks and uncertainties we may encounter relate to our potential inability to:

•             effectively manage our business and operations, in particular the pricing risks inherent in the sale of ethanol and purchase of corn;

•             recruit and retain key personnel;

•             comply with our obligations as a public reporting company while maintaining a low-cost structure; and

•             successfully address the other risks described throughout this registration statement on Form 10.

We engage in hedging transactions which involve risks that can harm our business.

In an attempt to offset some of the effects of volatility of ethanol prices and corn costs, we may enter into cash fixed-price contracts to sell a portion of our ethanol and distillers grains production or purchase a portion of our corn requirements. We may use exchange-traded futures contracts and options to manage commodity risk. The impact of these activities depends upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn) or sold (ethanol). We may experience hedging losses in the future.  We also vary the amount of hedging or other price mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all.  As a result, whether or not we engage in hedging transactions, our business, results of operations and financial condition may be materially adversely affected by increases in the price of corn or decreases in the price of ethanol.

Operational difficulties at our plant could negatively impact our sales volumes and could cause us to incur substantial losses.

Our operations are subject to labor disruptions, unscheduled downtime and other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above or we may not be able to renew this insurance on commercially reasonable terms or at all.  Furthermore, we may have difficulty managing the necessary process maintenance required to maintain our nameplate production capacity of 50 mgy.  If our ethanol plant does not produce ethanol and distillers grains at the levels we expect, our business, results of operations, and financial condition may be materially adversely affected.

Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified personnel to operate our ethanol plant.

Our success depends in part on our ability to attract and retain competent personnel. For our ethanol plant, we must hire qualified managers, operations personnel, accounting staff and others, which can be challenging in a rural community.  Competition for employees in the ethanol industry is intense, and we may not be able to attract and retain qualified personnel.  If we are unable to hire productive and competent personnel and retain our existing personnel, our business may be adversely affected and we may not be able to efficiently operate our ethanol business and comply with our other obligations.

Technology in our industry evolves rapidly, potentially causing our plant to become obsolete, and we must continue to enhance the technology of our plant or our business may suffer.

We expect that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that we utilize at our ethanol plant less efficient or obsolete. These advances could also allow our competitors to produce ethanol at a lower cost than us. If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than those of our competitors, which could cause our ethanol plant to become uncompetitive.

Ethanol production methods are constantly advancing. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue and municipal solid waste. This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn. Another trend in ethanol production research is to produce ethanol through a chemical or thermal process, rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock. Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of ethanol production in the future. If we are unable to adopt or incorporate these advances into our operations, our cost of producing ethanol could be significantly higher than those of our competitors, which could make our ethanol plant obsolete. Modifying our plant to use the new inputs and technologies would likely require material investment.

If ethanol fails to compete successfully with other existing or newly-developed oxygenates or renewable fuels, our business will suffer.

Alternative fuels, additives and oxygenates are continually under development. Alternative fuels and fuel additives that can replace ethanol are currently under development, which may decrease the demand for ethanol. Technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, and our business, results of operations and financial condition may be materially adversely affected.

We have a significant amount of debt, and our existing debt financing agreements contain, and our future debt financing agreements may contain, restrictive covenants that limit distributions and impose restrictions on the operation of our business. Our debt level or our failure to comply with applicable debt financing covenants and agreements could have a material adverse effect on our business, results of operations and financial condition.

As of July 31, 2008, our total long-term debt was approximately $66.1 million and our outstanding revolving line of credit balance was approximately $4.9 million.  We had total available long-term borrowing capacity on our revolving term note of $3.8 million and total short-term borrowing capacity on our revolving line of credit of $7.1 million.  We also may incur additional debt to fund operations at our plant or in connection with other development projects or acquisitions.

The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt may have important implications on our operations, including, among other things:

•             limiting our ability to obtain additional debt or equity financing;

•             making us vulnerable to increases in prevailing interest rates;

•             placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

•             subjecting all or substantially all of our assets to liens, which means that there may be no assets left for members in the event of a liquidation;

•             limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and

•             limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to pay dividends to our members, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

The terms of our existing debt financing agreements contain, and any future debt financing agreement we enter into may contain, financial, maintenance, organizational, operational and other restrictive covenants. If we are unable to comply with these covenants or service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon our business, results of operations and financial condition.

Following the effectiveness of this Registration Statement on Form 10, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

Following the effectiveness of this Registration Statement on Form 10, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act.  None of our executive officers and only one of our governors has ever served as such with a company that is required to file reports under the Exchange Act.  These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. As a result, we may not be able or qualified to efficiently and correctly deal with our financial accounting issues and preparation of the Exchange Act reports.  If we are unable to correctly deal with our financial accounting issues and prepare our Exchange Act reports, we may be exposed to significant liabilities and have difficulty raising additional capital.

Our failure to achieve and maintain effective internal controls over financial reporting may have a material effect on our business.

In connection with the audit of our financial statements for our fiscal year ended October 31, 2007, the auditors noted that there were material weaknesses in our internal control over financial reporting relating to lack of segregation of duties, period-end closing procedures, and inadequate number of accounting department personnel.  A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We cannot be certain that any steps we take to remediate these deficiencies will ensure that we implement and maintain adequate controls over our financial reporting processes.  In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting, which may impact the reliability of our financial reporting and financial statements.

In the future we will be subject to Section 404 of the Exchange Act, which requires an annual management assessment of the effectiveness of our internal control over financial reporting and an attestation by our independent auditors on management’s assessments.  In anticipation of these requirements, we are in the process of upgrading our systems, implementing additional financial and management controls, reporting systems and procedures, implementing an internal audit function and evaluating the necessity of hiring additional accounting, internal audit and finance staff.  The requirements of Section 404 will place significant demands on our management and internal accounting and we cannot assure you that our efforts to comply with Section 404 will result in adequate internal controls.

If we fail to implement required, new, or improved controls, if we encounter difficulties in implementing internal controls, or if we fail to remediate any existing or future material weakness, we may not be able to timely and reliably report our financial information, which may result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations.  The existence of a material weakness in internal controls, difficulties in implementing appropriate internal controls, and the development and implementation of remediation plans may also result in increased expense associated with accounting, auditing and compliance professionals.  Our inability to provide timely and reliable financial information and otherwise meet our reporting obligations could cause investors to lose confidence in our reported financial information.  This inability could also damage our reputation with customers, suppliers, lenders, investors, and others.

Certain of our members exert significant influence over us. Their interests may not coincide with ours or the interests of our unitholders, and they may make decisions with which we or our unitholders may disagree.

As of September 30, 2008, Project Viking, LLC beneficially owned 21.8% of our outstanding units.  Project Viking is owned by Roland J. (Ron) Fagen and Diane Fagen, the principal shareholders of Fagen, Inc., our design-build firm.  Project Viking, together with our executive officers and governors, together control approximately 25.8% of our outstanding units as of September 30, 2008. As a result, these unitholders, acting individually or together, could significantly influence our management and affairs and all matters requiring member approval, including the election of governors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

The interests of these members may not coincide with our interests or the interests of our other members. For example, Fagen, Inc. has invested and may continue to invest in a number of other ethanol producers, some of whom may compete with us.  As a result of these and other potential conflicting interests, these existing members may make decisions with respect to us with which we or our members may disagree.

Because we are primarily dependent upon one product, our business is not diversified, and we may not be able to adapt to changing market conditions or endure any decline in the ethanol industry.

Our success depends on our ability to efficiently produce and sell ethanol, and, to a lesser extent, distillers grains.  We do not have any other lines of business or other significant sources of revenue to rely upon if we are unable to produce and sell ethanol and distillers grains, or if the market for those products decline.  Our lack of diversification means that we may not be able to adapt to changing market conditions, changes in regulation, increased competition or any significant decline in the ethanol industry.

Risks Related to the Units

There is no public market for our units and no public market is expected to develop.

There is no established public trading market for our units, and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the units on any stock exchange or automatic quotation system such as OTC Bulletin Board.  As a result, units held by our members may not be easily resold and members may be required to hold their units indefinitely.  Even if members are able to resell our units, the price may be less than the members’ investment in the units or may otherwise be unattractive to the member.

There are significant restrictions on the transfer of our units.

To protect our status as a partnership for tax purposes and to assure that no public trading market in our units develops, our units are subject to significant restrictions on transfer and transfers are subject to approval by our board of governors.  All transfers of units must comply with the transfer provisions of our Member Control Agreement and a unit transfer policy adopted by our board of governors.  Our board of governors will not approve transfers which could cause us to lose our tax status or violate federal or state securities laws.  Our unit transfer policy prohibits sales of units until 30 days after our plant has met performance guarantees following completion of construction.  As a result, members may not be able to transfer their units and may be required to assume the risks of an investment in for an indefinite period of time.

A transferee may be admitted as a member only upon approval by the board of governors and upon satisfaction of certain other requirements, including the transferee meeting the minimum unit ownership requirements to become a member (which for our present units requires holding a minimum of 2,500 units).  Any transferee that is not admitted as a member will be deemed an unadmitted assignee.  An unadmitted assignee will be a non-member unit holder and will have the same financial rights as other unit holders, such as the right to receive distributions that we declare or that are available upon our dissolution or liquidation.  As a non-member unit holder, an unadmitted assignee will not have the voting or other governance rights of members and will not be entitled to any information or accountings regarding our business or to inspect our books and records.

There is no assurance that we will be able to make distributions to our unit holders, which means that holders could receive little or no return on their investment.

Distributions of our net cash flow may be made at the sole discretion of our board of governors, subject to the provisions of the Minnesota Limited Liability Company Act, our Member Control Agreement and restrictions imposed by our creditors.  There is no assurance that we will generate any distributable cash from operations.  Although our intention is to make cash distributions sufficient to discharge our members’ anticipated tax liabilities arising from any taxable income generated, our board may elect to retain cash for operating purposes, debt retirement, plant improvements or expansion.  Consequently, members may receive little or no return on their investment in the units.

We may authorize and issue units of new classes which could be superior to or adversely affect holders of our outstanding units.

Our board of governors, upon the approval of a majority in interest of our members, has the power to authorize and issue units of classes which have voting powers, designations, preferences, limitations and special rights, including preferred distribution rights, conversion rights, redemption rights and liquidation rights, different from or superior to those of our present units.  New units may be issued at a price and on terms determined by our board of governors.  The terms of the units and the terms of issuance of the units could have an adverse impact on your voting rights and could dilute your financial interest in us.

Our use of a staggered board of governors and allocation of governor appointment rights may reduce the ability of investors to affect the composition of the board.

We are managed by a board of governors, currently consisting of eight elected governors and two appointed governors. The seats on the board that are not subject to a right of appointment will be elected by the other members.  The initial board designated from among themselves three classes of governors.  The terms of the three classes of governors is staggered such that, beginning in 2008, our members will elect one-third (or as nearly as possible) of the non-appointed members of the board of governors annually.  An appointed governor serves indefinitely at the pleasure of the member appointing him or her (so long as such member and its affiliates continue to hold a sufficient number of units to maintain the applicable appointment right) until a successor is appointed, or until the earlier death, resignation or removal of the appointed governor.

The effect of these provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of us and may discourage attempts to change our management, even if an acquisition or these changes would be beneficial to our members.

Our units represent both financial and governance rights, and loss of status as a member would result in the loss of the holder’s voting and other rights and would allow us to redeem such holder’s units.

Holders of units are entitled to certain financial rights, such as the right to any distributions, and to governance rights, such as the right to vote as a member.  If a unit holder does not continue to qualify as a member or such holder’s member status is terminated, the holder would lose certain rights, such as voting rights, and we could redeem such holder’s units.  The minimum number of units presently required for membership is 2,500 units.  In addition, holders of units may be terminated as a member if the holder dies or ceases to exist, violates our Member Control Agreement or takes actions contrary our interests, and for other reasons.  Although our Member Control Agreement does not define what actions might be contrary to our interests, and our board of governors has not adopted a policy on the subject, such actions might include providing confidential information about us to a competitor, taking a board or management position with a competitor or taking action which results in significant financial harm to us in the marketplace.  If a holder of units is terminated as a member, our board of governors will have no obligation to redeem such holder’s units.

Voting rights of members are not necessarily equal and are subject to certain limitations.

Members of our company are holders of units who have been admitted as members upon their investment in our units and who are admitted as members by our board of governors.  The minimum number of units required to retain membership is 2,500 units.  Any holder of units who is not a member will not have voting rights.  Transferees of units must be approved by our board of governors to become members.  Members who are holders of our present units are entitled to one vote for each unit held.  The provisions of our Member Control Agreement relating to voting rights applicable to any class of units will apply equally to all units of that class.  However, our Member Control Agreement gives members who hold significant amounts of equity in us the right to designate governors to serve on our board of governors.  For every 9% of our units held, the member has the right to appoint one person to our board.  Project Viking, LLC has the right to appoint two persons to our board pursuant to this provision.  If units of any other class are issued in the future, holders of units of that other class will have the voting rights that are established for that class by our board of governors with the approval of our members.  Consequently, the voting rights of members may not be completely proportional to the number of units held.  Cumulative voting for governors is not allowed, which makes it substantially less likely that a minority of members could elect a member to the board of governors.  Members do not have dissenter’s rights.  This means that they will not have the right to dissent and seek payment for their units in the event we merge, consolidate, exchange or otherwise dispose of all or substantially all of our property.  Holders of units who are not members have no voting rights.  These provisions may limit the ability of members to change the governance and policies of our company.

All members will be bound by actions taken by members holding a majority of our units, and because of the restrictions on transfer and lack of dissenters’ rights, members could be forced to hold a substantially changed investment.

We cannot engage in certain transactions, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, without the approval of our members.  However, if holders of a majority of our units approve a transaction, then all members will also be bound to that transaction regardless of whether that member agrees with or voted in favor of the transaction.  Under our Member Control Agreement, members will not have any dissenters’ rights to seek appraisal or payment of the fair value of their units.  Consequently, because there is no public market for the units, members may be forced to hold a substantially changed investment.

Risks Related to Our Debt Financing

Our debt financing agreements contain restrictive covenants that limit distributions and impose restrictions on the use of working capital, and these restrictions could have a material adverse effect upon our business.

We must abide by the financial, maintenance, organizational, operational and other restrictive covenants contained in our master loan agreement with AgStar Financial Services, PCA (“AgStar”) and our other debt financing agreements, which may make it more difficult for us to operate. These covenants may have important implications on our operations, including, among other things:

•             Limiting our ability to obtain additional debt or equity financing;

•             Placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

•             Limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and

•             Limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to make distributions to our unit holders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

If we are unable to comply with these covenants, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business.

Certain provisions of our master loan agreement with AgStar present special risks to our business.

As of July 31, 2008, our debt with AgStar consists of approximately $44.5 million in fixed rate obligations and $13.9 in variable rate obligations after giving effect to our election under our master loan agreement with AgStar to fix an interest rate of 6.58% on $45.0 million of our debt effective May 1, 2008 through April 30, 2011.  The variable rate on a portion of our debt may make us vulnerable to increases in prevailing interest rates.  If the interest rate on our variable rate debt were to increase, our aggregate annualized interest and principal payments would also increase and could increase significantly.

Additionally, the principal and interest payments on our $58.4 term loan are calculated using an amortization period of ten years even though the note will mature on October 1, 2012, five years from the date of its issuance.  As a result, at maturity of the term loan, there would be approximately $38.9 million in principal remaining under the term loan, without any additional payments that may be required under the master loan agreement.  In order to finance this large payment of principal that would be due at maturity, we may attempt to extend the term of the loan under the master loan agreement, refinance the indebtedness under the master loan agreement, in full or in part, or obtain a new loan to repay the term loan.  We cannot assure you that will be successful in obtaining an extension of or refinancing our indebtedness.  We also cannot assure you that we will be able to obtain a new loan in an amount that is sufficient for our needs, in a timely manner or on terms and conditions acceptable to us or our members.

We also have a $5.0 million revolving term variable rate loan.  As of July 31, 2008, we have used approximately $1.2 million of AgStar’s commitment under this loan.  Beginning with October 1, 2008, and annually thereafter, AgStar’s commitment and the available amount of the loan decreases by $500,000 until October 2011.  The loan will mature on October 1, 2012.  As with the term loan, at maturity we may attempt to extend, refinance, or obtain a new loan to repay any outstanding balance.  We cannot assure you that any alternative will be sufficient for our needs, available in a timely manner or on terms and conditions acceptable to us or our members.

If we are unable to service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business.

Risks Related to Construction of the Ethanol Plant

Our ethanol plant is not complete under our design-build agreement with Fagen, Inc. because the warranties relating to air emissions has not been satisfied.

Our ethanol plant was constructed under a design-build agreement with Fagen, Inc. as the design-builder.  As of July 31, 2008, $77.5 million has been paid and we have retained approximately $3.8 million in payments to Fagen, Inc.  Final payment will be due when final completion of construction is achieved and when our plant satisfies the air emissions warranties specified in the design-build agreement.  Under that warranty, Fagen, Inc. has warranted that within six months following the date of substantial completion, the emissions of our ethanol plant will meet the requirements of a synthetic minor source.  In lieu of an amended permit, we are currently operating subject to a compliance agreement with the Minnesota Pollution Control Agency that specifies air emissions thresholds.  Under the compliance agreement, we agreed to submit an amendment to our air permit to qualify our facility as a “major emissions source.”

During June and July 2008, we completed air pollution control device testing to determine compliance with synthetic minor source thresholds.  Some of these results have been provided to the MPCA, while others are still being processed.  Additionally, we anticipate conducting additional air emissions testing under different conditions.  Therefore, we continue to operate under compliance agreement pending the results of testing and further discussions with the MPCA regarding the need to qualify our facility as a major emissions source.  We have experienced substantial delays in construction due to issues associated with the air emissions permit for our plant and we have incurred substantial additional costs associated with air emissions permitting.  We may be required to incur additional costs to modify our plant to achieve compliance with the more stringent minor source emissions limits or to qualify our facility as a major emissions source.  We also may experience increased costs of operations to comply with any air emissions permit we receive.  Further, we cannot assure you when our plant will be complete under the design-build agreement or when we will remit the retainage to Fagen, Inc.

We may encounter defects in material, workmanship or design, which may hinder our ability to efficiently operate the ethanol plant.

If there are defects in material, workmanship or design in our ethanol plant, we will rely on Fagen, Inc. and ICM, Inc. to adequately address such deficiency.  The performance guarantees and warranties we have received from Fagen are unsecured and we may not be able to recover any losses we sustain arising from such deficiencies. If Fagen and/or ICM were unable to correct such deficiency in an acceptable manner or without the financial resources to pay for such deficiency as may be required by our design-build agreement, we may be forced to halt or discontinue our production of ethanol, which could damage our ability to generate revenues.

Government and Regulatory Risks

Federal and state regulation heavily influence the ethanol industry and changes in government regulation that adversely affect the demand for or supply of ethanol will have a material adverse effect on our business.

Various federal and state laws, regulations and programs impact the supply of and demand for ethanol. Some government regulation, for example those that provide economic incentives to ethanol producers, stimulate supply of ethanol by encouraging production and the increased capacity of ethanol plants.  Others, such as a federal excise tax incentive program that provides gasoline distributors who blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell, stimulate demand for ethanol by making it price competitive with other oxygenates.  Further, tariffs generally apply to the import of ethanol from certain other countries, where the cost of production can be significantly less than in the U.S.  These tariffs are designed to increase the cost of imported ethanol to a level more comparable to the cost of domestic ethanol by offsetting the benefit of the federal excise tax program.  Tariffs have the effect of maintaining demand for domestic ethanol.  Additionally, the federal government has established renewable fuels standard (RFS) programs, most recently under the Energy Independence and Security Act of 2007, that set minimum national standards for use of renewable fuels.  The RFS and other state programs that require or provide incentives for the use of ethanol create demand for ethanol.  Government regulation and government programs that create demand for ethanol may also indirectly create supply for ethanol as additional producers expand or new companies enter the ethanol industry to capitalize on demand.

Federal and state laws, regulations and programs are constantly changing. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations and programs could impose more stringent operational requirements or could reduce or eliminate the benefits we receive, directly and indirectly, under current regulations and programs.  Future changes in regulations and programs may increase or add benefits to ethanol producers other than us or eliminate or reduce tariffs or other barriers to entry into the U.S. ethanol market, any of which could prove beneficial to our competitors, both domestic and international.  Future changes in regulation may also hurt our business by providing economic incentives to producers of other renewable fuels or oxygenates or encouraging use of fuels or oxygenates that compete with ethanol.  In addition, both national and state regulation is influenced by public opinion and changes in public opinion.  For example, certain states oppose the use of ethanol because, as net importers of ethanol from other states, the use of ethanol could increase gasoline prices in that state and because that state does not receive significant economic benefits from the ethanol industry, which are primarily experienced by corn and ethanol producing states.  Further, some argue that the use of ethanol will have a negative impact on gasoline prices to consumers, result in rising food prices, add to air pollution, harm car and truck engines, and actually use more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced.  We cannot predict the impact that opinions of consumers, legislators, industry participants, or competitors may have on the regulations and programs currently benefiting ethanol producers.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, and the health and safety of our employees.

Some of these laws and regulations require our plant to operate under permits that are subject to renewal or modification. These laws, regulations and permits may require pollution control equipment or operational changes to limit actual or potential impacts to the environment.

The costs associated with obtaining and complying with permits and complying with environmental laws have increased our costs of construction.  In particular, we have incurred additional costs relating to an air-emission permit from the Minnesota Pollution Control Agency (“MPCA”).  We applied for a synthetic minor air-emissions source permit in July 2004 that was granted by the MPCA in May 2005.  In June 2005, a coalition of two environmental and one energy group challenged the grant of this air emissions permit by an appeal to the Minnesota Court of Appeals and in July 2006, the Minnesota Court of Appeals affirmed the MPCA’s issuance of the permit.  In conjunction with the permit and the permit dispute and to prevent further appeals by the coalition, we entered into a compliance agreement with the MPCA on January 23, 2007 that currently governs the air emissions from our plant.  Under the compliance agreement, we also agreed to submit an amendment to our air permit to qualify our facility as a “major emissions source.”  We have submitted an amendment to our air permit as required under the compliance agreement and exclusively to comply with that agreement.  However, we are continuing discussions with the MPCA regarding the necessity for qualifying our facility as a major emissions source, particularly in light of recent changes in federal law that increased the limit of certain emissions allowed as a synthetic minor source.  Pending the resolution of this air permit issue, we continue to operate under the air emissions thresholds described in the compliance agreement in lieu of an amended permit. During June and July 2008, we completed air pollution control device testing to determine compliance with synthetic minor source thresholds.  Some of these results have been provided to the MPCA, while others are still being processed.  Additionally, we, with the ongoing assistance of Fagen, Inc., anticipate conducting additional air emissions testing under different conditions.  Therefore, we continue to operate under the compliance agreement pending the results of testing and further discussions with the MPCA regarding the necessity of qualifying our facility as a major emissions source.

There can be no assurance that we will be able to comply with any of the conditions of the compliance agreement, any of our other permits, or with environmental laws applicable to us.  Compliance with these laws and permits could require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment, as well as significant management time and expense.  The resolution of our air emissions permit issue will likely involve significant management time and expense and may involve ongoing operational expense or further modifications to the design or equipment in our plant.  There can be no assurance that we will succeed in our discussions with the MPCA to qualify our ethanol plant as a minor emissions source.  A violation of environmental laws, regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations or plant shutdown, any of which could have a material adverse effect on our operations.

The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some potential losses. However, losses could be sustained for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and our financial position.

Federal and state regulations affecting the operation of our ethanol plant are subject to future change. We cannot predict what material impact, if any, these changes might have on our business. Future changes in regulations or enforcement policies could impose more stringent requirements on us, compliance with which could require additional capital expenditures, increase our operating costs or otherwise adversely affect our business.  These changes may also relax requirements that could prove beneficial to our competitors and thus adversely affect our business.  In addition, regulations of the EPA and the MCPA depend heavily on administrative interpretations. We cannot assure you that future interpretations made by the EPA, or other regulatory authorities, with possible retroactive effect, will not adversely affect our business, financial condition and results of operations.

Failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Tax Issues in a Limited Liability Company

EACH UNITHOLDER SHOULD CONSULT THE INVESTOR’S OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL AND STATE TAX CONSEQUENCES OF AN INVESTMENT IN HERON LAKE BIOENERGY, LLC AND IMPACT ON THE INVESTOR’S TAX REPORTING OBLIGATIONS AND LIABILITY.

If we are not taxed as a partnership, we will pay taxes on all of our net income and you will be taxed on any earnings we distribute, and this will reduce the amount of cash available for distributions to holders of our units.

We consider Heron Lake BioEnergy, LLC to be a partnership for federal income tax purposes.  This means that we will not pay any federal income tax, and our members will pay tax on their share of our net income.  If we are unable to maintain our partnership tax treatment or qualify for partnership taxation for whatever reason, then we may be taxed as a corporation.  We cannot assure you that we will be able to maintain our partnership tax classification.  For example, there might be changes in the law or our company that would cause us to be reclassified as a corporation.  As a corporation, we would be taxed on our taxable income at rates of up to 35% for federal income tax purposes.  Further, distributions would be treated as ordinary dividend income to our unit holders to the extent of our earnings and profits.  These distributions would not be deductible by us, thus resulting in double taxation of our earnings and profits. This would also reduce the amount of cash we may have available for distributions.

Your tax liability from your allocated share of our taxable income may exceed any cash distributions you receive, which means that you may have to satisfy this tax liability with your personal funds.

As a partnership for federal income tax purposes, all of our profits and losses “pass-through” to our unit holders.  You must pay tax on your allocated share of our taxable income every year. You may incur tax liabilities from allocations of taxable income for a particular year or in the aggregate that exceed any cash distributions you receive in that year or in the aggregate.  This may occur because of various factors, including but not limited to, accounting methodology, the specific tax rates you face, and payment obligations and other debt covenants that restrict our ability to pay cash distributions.  If this occurs, you may have to pay income tax on your allocated share of our taxable income with your own personal funds.

You may not be able to fully deduct your share of our losses or your interest expense.

It is likely that your interest in us will be treated as a “passive activity” for federal income tax purposes.  In the case of unit holders who are individuals or personal services corporations, this means that a unit holder’s share of any loss incurred by us will be deductible only against the holder’s income or gains from other passive activities, e.g., S corporations and partnerships that conduct a business in which the holder is not a material participant.  Some closely held C corporations have more favorable passive loss limitations.  Passive activity losses that are disallowed in any taxable year are suspended and may be carried forward and used as an offset against passive activity income in future years.  Upon disposition of a taxpayer’s entire interest in a passive activity to an unrelated person in a taxable transaction, suspended losses with respect to that activity may then be deducted.

Interest paid on any borrowings incurred to purchase units may not be deductible in whole or in part because the interest must be aggregated with other items of income and loss that the unit holder has independently experienced from passive activities and subjected to limitations on passive activity losses.

You may be subject to federal alternative minimum tax

Individual taxpayers are subject to an “alternative minimum tax” if that tax exceeds the individual’s regular income tax.  For alternative minimum tax purposes, an individual’s adjusted gross income is increased by items of tax preference.  We may generate such preference items, the most significant of which is accelerated depreciation.  Accordingly, preference items from our operations together with other preference items you may have may cause or increase an alternative minimum tax to a unit holder.  You are encouraged and expected to consult with your individual tax advisor to analyze and determine the effect on your individual tax situation of the alternative minimum taxable income you may be allocated, particularly in the early years of our operations.

Preparation of your tax returns may be complicated and expensive.

The tax treatment of limited liability companies and the rules regarding partnership allocations are complex. We will file a partnership income tax return and will furnish each unit holder with a Schedule K-1 that sets forth our determination of that unit holder’s allocable share of income, gains, losses and deductions. In addition to United States federal income taxes, unit holders will likely be subject to other taxes, such as state and local taxes, that are imposed by various jurisdictions. It is the responsibility of each unit holder to file all applicable federal, state and local tax returns and pay all applicable taxes. You may wish to engage a tax professional to assist you in preparing your tax returns and this could be costly to you.

Any audit of our tax returns resulting in adjustments could result in additional tax liability to you.

The IRS may audit our tax returns and may disagree with the positions that we take on our returns or any Schedule K-1.  If any of the information on our partnership tax return or a Schedule K-1 is successfully challenged by the IRS, the character and amount of items of income, gains, losses, deductions or credits in a manner allocable to some or all our unit holders may change in a manner that adversely affects those unit holders. This could result in adjustments on unit holders’ tax returns and in additional tax liabilities, penalties and interest to you. An audit of our tax returns could lead to separate audits of your personal tax returns, especially if adjustments are required.

Item 2.  Financial Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and operating data as of the dates and for the periods indicated. The selected consolidated balance sheet financial data as of October 31, 2006 and 2007 and the selected statement of operations data for the years ended October 31, 2006 and 2007 have been derived from the audited consolidated financial statements included elsewhere in this Registration Statement on Form 10.

The following selected consolidated financial data as of July 31, 2008 and for the nine months ended July 31, 2007 and 2008 have been derived from our unaudited consolidated financial statements included elsewhere in this Registration Statement on Form 10.

This selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within this Item 2 and the consolidated financial statements and the accompanying notes included elsewhere in this Registration Statement on Form 10. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following consolidated financial data.

	Fiscal Year Ended		Nine Months Ended
	October 31, 2006	October 31, 2007	July 31, 2007	July 31, 2008
			(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$10,111,931	$23,560,498	$13,861,039	$100,387,350
Cost of goods sold	9,818,395	24,313,695	13,772,537	77,946,713
Gross profit (loss)	293,536	(753,197)	88,502	22,440,637
Operating expenses	1,965,342	3,527,199	2,451,003	2,350,689
Operating income (loss)	(1,671,806)	(4,280,396)	(2,362,501)	20,089,948
Other income (expense)	1,030,661	(1,167,890)	(309,223)	(3,664,616)
Net income (loss)	$(641,145)	$(5,448,286)	$(2,671,724)	$16,425,332

Weighted average units outstanding	23,129,554	26,361,406	26,879,625	27,104,625

Net income (loss) per unit – Basic and diluted	$(0.03)	$(0.21)	$(0.10)	$0.61

	As of		As of
	October 31, 2006	October 31, 2007	July 31, 2008
			(unaudited)
Balance Sheet Data:
Assets:
Current assets	$7,743,428	$24,382,053	$24,890,303
Property and equipment	60,484,866	108,852,921	104,966,216
Other assets	550,291	724,984	2,355,455
Total assets	$68,778,585	$133,959,958	$132,211,974

Current liabilities	25,541,399	29,712,918	13,134,317
Long-term debt	3,503,759	62,281,899	60,687,184
Members’ equity	39,733,427	41,965,141	58,390,473
Total liabilities and members’ equity	$68,778,585	$133,959,958	$132,211,974

Trends and Uncertainties Impacting Our Operations

Our current and future results of operation are affected and will continue to be affected by factors such as (a) volatile and uncertain pricing of ethanol and corn; (b) availability of corn that is, in turn, affected by trends such as corn acreage, weather conditions, and yields on existing and new acreage diverted from other crops; and (c) the supply and demand for ethanol, which is affected by acceptance of ethanol as a substitute for fuel, public perception of the ethanol industry, government incentives and regulation, and competition from new and existing construction, among other things.  Other factors that may affect our future results of operation include those factors discussed in “Item 1. Business — Risk Factors.”

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements may require us to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements.  We do not currently have any estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change or the impact of the estimates and assumptions on financial condition or operating performance is material, except as described below.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment testing for assets requires various estimates and assumptions, including an allocation of cash flows to those assets and, if required, an estimate of the fair value of those assets.  Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which do not reflect unanticipated events and circumstances that may occur.  In our analysis, we consider future corn costs and ethanol prices, break-even points for our plant and our risk management strategies in place through our derivative instruments and forward contracts.  Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment of our long-lived assets to be a critical accounting estimate.

We reviewed our long-lived assets for impairment at October 31, 2007.  As a result of this review and our related analysis, we believe our long-lived assets were not impaired as of October 31, 2007, as the carrying amounts of our long-lived assets exceeded their fair value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth other key data for the nine months ended July 31, 2008.  Since our ethanol plant began production on September 21, 2007, data for July 31, 2007 is not comparable and therefore is not presented.

Nine Months Ended July 31, 2008 (unaudited)

Ethanol sold (gallons)	37,097,000
Average gross price of ethanol sold per gallon	$2.15
Dried distillers grains sold (tons)	85,000
Average dry distillers grains price per ton	$151.00
Modified wet distillers grains sold (tons)	31,000
Average modified wet distillers grains price per ton	$48.00

Year Ended October 31, 2007 Compared to Year Ended October 31, 2006

Executive Summary of Fiscal Year 2007.  Our business activity for the first ten months of fiscal year 2007 consisted of financing and overseeing the design and construction of our ethanol plant, which was originally scheduled to start production as early as May 2007.  On September 21, 2007, after significant delays in start up of the plant primarily due to construction and permitting issues, we began producing ethanol.  We began selling ethanol and co-products in October 2007.  In anticipation of start up of the plant, we purchased corn to be used in production and hired additional personnel.  With the delay of start up of the plant, we sold corn that would otherwise have been used in production to free up storage for the corn we were required to purchase under our commitments.  Additionally, as a result of the delay, increased labor costs and expense was not immediately offset by corresponding revenue, which resulted in overall higher than anticipated expenses and a negative gross profit margin.

Highlights for the year ended October 31, 2007 are as follows:

•             We completed construction of our ethanol plant during the fourth quarter of fiscal year 2007 and our ethanol plant began operations on September 21, 2007.

•             From September 21, 2007 until the end of fiscal year 2007, revenue from sales of ethanol and distillers grains was approximately $6.8 million.

•             Revenue for fiscal year 2007 increased by approximately $13.4 million to approximately $23.6 million.

•             Our net loss increased by approximately $4.8 million from approximately $0.6 million in fiscal year 2006 to approximately $5.4 million in fiscal year 2007.

•         Loss per unit increased from $0.03 per unit in fiscal year 2006 to $0.21 per unit for fiscal year 2007.

Revenue.  Revenue increased by approximately $13.4 million, or 133%, from approximately $10.1 million in fiscal year 2006 to approximately $23.6 million in fiscal year 2007.  Of the total revenue increase, approximately $6.3 million was attributable to ethanol sales, approximately $439,000 to distillers grain sales, and approximately $6.7 million in grain and other revenue.  There was no revenue from the sale of ethanol or distillers grains in fiscal year 2006.

Ethanol Revenue – Our plant started production in September 2007.  Our ethanol was first sold in October 2007, the last month of our fiscal year.  From the start of production to the end of our fiscal year 2007, we sold approximately 4.0 million gallons of ethanol at an average price of $1.57 per gallon.

Distillers Grains – We first sold distillers grains in October 2007.  We sold approximately 3,000 tons of dried distillers grains at an average price of approximately $100 per ton.  We sold approximately 7,000 tons of modified wet distillers grains at an average price of approximately $19 per ton.  We continually review market pricing, storage availability and shelf life of product to determine the best production mix of dried distillers grains and modified wet distillers grains at any given time.  For the period of production during fiscal year 2007, our product mix was negatively affected by issues associated with start up as we focused on producing ethanol as our main product, operational issues with our distillers grains dryer, and increased supply of modified wet distillers grains in local markets that depressed prices for modified wet distillers grains.

Grain and Other Revenue – Grain and other revenue consist of revenue from the sale of grains, primarily corn and soybeans, sales of gasoline and diesel, and revenue from grain related services, such as storage and drying.  For fiscal year 2007, revenue from sales of grain and other sources was $16.8 million as compared to $10.1 million in fiscal year 2006.  The sale of grain accounted for a majority of this revenue in both fiscal year 2007 and 2006. The increase in revenue from the sale of grain in fiscal year 2007 as compared to fiscal year 2006 was primarily the result of both an increased number of corn bushels sold by approximately 27.3% and an increase in the average price of corn sold from $1.91 to $3.50 per bushel.  Because operations began nearly five months later than anticipated, we sold corn that we would have used in ethanol production to create storage as we fulfilled our ongoing corn purchase commitments, which resulted in the increased number of bushels sold in fiscal year 2007.  The increased price per bushel of corn was due to market factors. However, with the start-up of our ethanol plant, our primary use of the corn we purchase will be to produce ethanol.  Grain and other revenue are and will be insignificant as compared to the sale of our primary product, ethanol and its co-product, distillers grains.

Cost of Goods Sold.  Cost of goods sold consists primarily of the costs of corn, coal, depreciation, electricity and denaturant.  Cost of goods sold increased from approximately $9.8 million in fiscal 2006 to approximately $24.3 million in fiscal 2007.  This represented an increase of $14.5 million, or 148%.  Of this increase, approximately $8.0 million was related to the sale of ethanol and distillers grains in October 2007.  The remaining increase of approximately $6.5 million was related to the sale of corn and other sales.  Within the $6.5 million increase was approximately a $1.9 million increase in the recognition of derivative losses, which totaled $2.6 million in fiscal year 2007 as compared to $0.7 million in fiscal year 2006.

We recognize the gains or losses that result from the changes in the value of our derivative instruments in cost of goods sold at the end of each financial reporting period.  This method of recognition is referred to as “mark to market.”  As corn prices fluctuate, the value of our derivative instruments are impacted and, at the end of each financial reporting period, these fluctuations result in recognition of a gain or loss impacting cost of goods sold.

Corn is a market based commodity whose price can vary widely due to supply and demand circumstances, influenced by such factors as planting intentions, weather patterns, and foreign export demand.  Our hedging strategies and instruments relating to corn affect our cost of goods sold.  We recognize gains or losses on corn hedging instruments at the end of each financial period in cost of goods sold.  One of our strategies to control cost of goods sold focuses on utilizing our corn storage capacity to manage the number of bushels and the purchase price of corn to be used in our ethanol plant.  In order to reduce the pricing risk, we may use a significant portion of the 2.8 million bushels of space provided by our elevator facilities as a means of mitigating the more limited storage space at the ethanol plant, which totals 500,000 bushels.  By having this space available, we have more flexibility in the timing of our corn procurement needs and the use of derivative instruments such as forward purchases, futures, and option contracts to manage our corn costs.

Gross Profit.  Gross profit decreased from a gross profit of approximately $0.3 million in fiscal 2006 to a loss of approximately $0.8 million in fiscal year 2007.

Overall gross profit was negatively impacted in fiscal year 2007 by derivative losses of approximately $2.7 million in 2007 as compared to a loss of approximately $0.7 million in 2006, and an unfavorable mix between dried distillers grains and modified wet distillers grains affecting our revenue from distillers grains.

Operating Expenses.  Operating expenses increased approximately $1.6 million to approximately $3.5 million for fiscal 2007 from approximately $1.9 million for fiscal 2006.  The increase was primarily the result of increases in salaries and wages of $678,000, consulting and professional fees of approximately $336,000, repair and supply items of $180,000, depreciation and amortization of $114,000, and insurance of $80,000.  The increase in operating expenses in fiscal year 2007 as compared to fiscal year 2006 was primarily attributable to delays in start up of our ethanol plant.  Anticipating start up as early as May 2007, we hired plant and other employees earlier in the year and we also experienced increased expenses associated with addressing construction and permitting delays.

Other Income (Expense).  Interest income decreased from approximately $995,000 in fiscal 2006 to approximately $9,000 in fiscal 2007.  This decrease was primarily due to equity funds being invested in property and equipment in fiscal 2007 rather than being held as cash and equivalents.

Prior to production, interest costs were being capitalized as part of property and equipment cost.  With the commencement of production, interest is recognized as interest expense.  Therefore, interest expense increased from approximately $77,000 in fiscal 2006 to approximately $1.2 million in fiscal 2007.  Of this increase, approximately $732,000 was due to increased borrowings, primarily to finance inventory costs.  The remaining increase of $372,000 was due to commencement of ethanol operations.

Net Income (Loss).  For fiscal year 2007, our net loss was approximately $5.4 million as compared to a net loss of approximately $641,000 in fiscal year 2006.  The increase in net loss was primarily attributable to increased cost of goods sold and operating expenses.  While we generated significantly more revenue in fiscal year 2007 as compared to fiscal year 2006, cost of goods exceeded revenue for fiscal year 2007 by 3%, whereas cost of goods sold was less than revenue for fiscal year 2006 by 3%.  Costs of goods sold was significantly higher in fiscal year 2007 as compared to fiscal year 2006 due to derivative losses of approximately $2.7 million in 2007 as compared to derivative losses of approximately $0.7 million in 2006.  In addition we hired more employees in anticipation of start-up of our ethanol plant as early as May 2007 and experienced delays in start-up in fiscal year 2007.  Additionally, in fiscal year 2007, we had other expense of approximately $1.2 million as compared to other income of $1.1 million in fiscal year 2006.

Nine Months Ended July 31, 2008 as Compared to Nine Months Ended July 31, 2007

Since we began generating revenues from ethanol in October 2007, the nine month period ended July 31, 2008 represents the first full period of production and revenue generating activities at our ethanol plant.  In contrast, during the nine month period ended July 31, 2007, our business activity primarily consisted of financing and overseeing the design and construction of our ethanol plant.  Therefore, while the information may be presented below with respect to both the nine month periods ended July 31, 2008 and July 31, 2007, these periods are inherently not comparable because of the differences in activity during these respective time periods.

Highlights of Nine Months of 2008.  Highlights for the nine months ended July 31, 2008 are as follows:

•             Total revenues were $100.4 million for the nine months ended July 31, 2008.

•             Net income was $16.4 million for the nine months ended July 31, 2008.

•             Ethanol gallons sold were 37.1 million gallons for the nine months ended July 31, 2008.

•             Net income per unit was $0.61 for the nine months ended July 31, 2008.

Revenues.  Revenues were approximately $100.4 million for the nine months ended July 31, 2008, consisting of revenues from the sale of ethanol of $80.8 million, from the sale of distillers grains of $14.2 million, and from the sale of grains and other revenue of $5.4 million.

Ethanol Revenue – We sold approximately 37.1 million gallons of ethanol during the nine months ended July 31, 2008.  We also recognized derivative gains of approximately $1.1 million or $.03 per gallon sold for the nine months ended July 31, 2008 on ethanol related derivative instruments. We recognize the gains or losses that result from the changes in the value of our ethanol derivative instruments at the end of each financial reporting period.  Therefore, as ethanol prices fluctuate, the value of our derivative instruments are impacted and, at the end of each financial reporting period, these fluctuations may result in recognition of a gain or loss impacting revenue from the sale of ethanol.  The price per gallon we received for the sale of our ethanol ranged between a low of $1.57 in October 2007 and a high of $2.49 in June 2008.

Distillers Grains Revenue – We sold 85,000 tons of dried distillers grains that generated revenues of approximately $12.7 million, or approximately $151 per ton on average.  During the nine months ended July 31, 2008, the average selling price of dried distillers grains increased from approximately $100 per ton to approximately $167 per ton.  We believe the primary factor that caused the average selling price of distillers grain to increase was the increase in the cost of corn during the period.  We also sold approximately 31,000 tons of modified wet distillers that generated revenues of approximating $1.5 million, or approximately $47 per ton on average.  During the nine months ended July 31, 2008, the average selling price of modified wet distillers grains increased from approximately $19 in October 2007 to approximately $74 in July 2008.  During the nine months ended July 31, 2008, we focused on producing a higher volume of dried distillers grains.  We review market pricing, storage availability, and shelf life of product to determine the best production mix of dried distillers grains and modified wet distillers grains at any given time.

Grain and Other Revenue – During the nine months ended July 31, 2008, we generated revenue from grain and other revenue of approximately $5.4 million.  With our ethanol plant in production, we use nearly all of the corn we purchase in production.  However, we sold approximately 362,000 bushels of corn in November 2007 due to space limitations.  We also accepted delivery of soybeans as an accommodation to our corn producers in the local area.  We do not expect these grain sales and other revenues to be a significant percentage of revenue in the future.

Cost of Goods Sold. Cost of goods sold was approximately $77.9 million for the nine months ended July 31, 2008.  Cost of goods sold for the nine months ended July 31, 2008 was comprised of the following costs:  corn, approximately $52.5 million; coal, approximately $4.6 million; depreciation, approximately $3.8 million; denaturant, approximately $2.1 million; and electricity, approximately $1.8 million.  The rising cost of corn that impacted cost of goods sold was partially offset by approximately $3.2 million of derivative gains.  Our corn cost of $52.5 million was approximately 67% of our cost of goods sold for the nine months ended July 31, 2008.

Corn is a market based commodity whose price can vary widely due to supply and demand circumstances, influenced by such factors as planting intentions, weather patterns, and foreign export demand.  Our hedging strategies affect our cost of goods sold.  We recognize gains or losses on corn derivative instruments at the end of each financial period in cost of goods sold.  One of our strategies to control cost of goods sold focuses on utilizing our corn storage capacity to manage the number of bushels and purchase price of corn to be used in our ethanol plant.  In order to reduce the pricing risk, we may use a major portion of the 2.8 million bushels of space provided by our elevator facilities as a means of mitigating the more limited storage space at the ethanol plant, which totals 500,000 bushels.  By having this space available, we have more flexibility in the timing of our corn procurement needs and use of derivative instruments such as forward purchases, futures, and option contracts, to manage our corn costs.

Gross Profit.  For the nine months ended July 31, 2008, gross profit was approximately $22.4 million, which was favorably impacted by relatively low corn costs as a result of our ability to use stored corn purchased at a price that was less than the then-current cost of corn on the CBOT for comparable volumes, hedging gains, and increase in ethanol prices. We sold approximately 116,000 tons of distillers grains through nine months ended July 31, 2008.  Gross profit relating to distillers grains benefited from higher proportionate production of dried distillers grains with a higher per ton selling price and generally increasing average selling prices per ton for both dried and modified wet distillers grains during the period.

Operating Expenses. Operating expenses consist of costs not directly related to the production process of ethanol and distillers grains.  Operating expenses for the nine months ended July 31, 2008 were $2.35 million, consisting of professional and consulting fees of approximately $705,000 and $1,645,000 in general and administrative expenses, such as salaries and wages, payroll taxes, employee benefits, depreciation and amortization, insurance, office supplies, and property taxes.

Other Income (Expense).  Interest expense increased to approximately $3.8 million for the nine months ended July 31, 2008 as compared to approximately $0.3 million the prior year period.  The increase was primarily due to the fact that prior to start-up of the ethanol plant, we capitalized interest on funds borrowed for construction of our ethanol plant.

Net Income (Loss).  Net income for the nine months ended July 31, 2008 was $16.4 million as compared to a net loss of $2.7 million for the nine months ended July 31, 2007.  The minimal revenues as compared to increased expenses resulted in the loss for the nine months ended July 31, 2007, whereas net income resulted from a full nine months of plant production and profitable operations in the nine months ended July 31, 2008.

Liquidity and Capital Resources

Through fiscal 2007, our principal sources of liquidity consisted primarily of proceeds from the sale of our units and borrowings under our original and amended loan agreements with AgStar Financial Services, PCA (“AgStar”).  Our primary uses of liquidity prior to start up on September 21, 2007 were the use of cash to construct the plant, fund pre-startup costs, service debt, and for general corporate purposes.

In the nine months ended July 31, 2008, our principal source of liquidity consisted of cash flow from operations and proceeds from borrowings under our loan agreements with AgStar.  Secondarily, we received proceeds from our shared savings contract and related escrow agreement with Interstate Power and Light Company and loan proceeds from a secured promissory note from Federated Rural Electric Association.

The following table summarizes our sources and uses of cash and equivalents from our condensed consolidated statements of cash flows for the periods presented (in thousands):

	Nine Months Ended July 31,	Year Ended October 31
	2008	2007	2006
Net cash provided by (used in) operating activities	$18,884	$(12,721)	$(1,956)
Net cash used in investing activities	(1,142)	(4,175)	(36,316)
Net cash provided by (used in) financing activities	(12,350)	17,362	776
Net increase (decrease) in cash and equivalents	$5,392	$466	$(37,496)

Year Ended October 31, 2007 Compared to Year Ended October 31, 2006

Operating Activities – We used approximately $12.8 million in operating activities in fiscal 2007 compared to using approximately $2.0 million in fiscal 2006.  This increase of approximately $10.8 million was due to a number of factors.  Contributing to the increase were the following:

(1)                                  Our net loss for the year ended October 31, 2007 increased by $4.8 million compared to the year ended October 31, 2006.  The increase in net loss can be attributed to delays in start-up of the ethanol plant and hedging losses of approximately $2.6 million;

(2)                                  We used cash to increase our inventories in fiscal year 2007 by $14.8 million in expectation of starting the plant;

(3)                                  In addition, accounts receivable and derivative instruments decreased by approximately $1.6 million and approximately $0.9 million, respectively; and

(4)                                  Increases in accounts payable, as well as depreciation and accrued expenses, offset a portion of the increases in current assets.

Investing Activities – We used approximately $4.2 million in investing activities in fiscal 2007 compared to $36.3 million in fiscal 2006.  The net decrease of $32.1 million was due to property and equipment purchases being financed in 2006 equity proceeds, whereas the property and equipment purchases were primarily financed with debt in fiscal 2007.

Financing Activities – Cash provided by financing activities increased by $16.6 million in fiscal 2007 compared to fiscal 2006.  Contributing to the increase were the following:

(1)                                  We received proceeds of approximately $10.3 million of term debt in fiscal 2007 compared to approximately $0.8 million in fiscal 2006.  Of this activity, $4.2 million was borrowed from a major investor to assist in the carrying of corn inventory until our plant was operating.

(2)                                  We received proceeds from the issuance of equity of approximately $7.7 million in fiscal 2007, of which $7.5 million of funds received were from a major existing investor and $180,000 were proceeds from the exercise of warrants issued to our governors.  We received no proceeds from the sale of equity in fiscal 2006.

In addition to the cash activity described above, we had significant non-cash increases in property and equipment that were financed with construction payables of approximately $4.2 million and long-term debt of approximately $55.1 million.

At October 31, 2007, we had a $5.3 million dollar deficiency in working capital.  Of this deficiency, $4.1 million was due to construction retainage and payables, which we anticipate satisfying primarily from resources available from our long-term borrowing capacity when certain warranties are met.  We had an additional $2.7 million in current maturities of long-term debt at October 31, 2007, which we anticipate satisfying from operations in fiscal 2008.

At October 31, 2007, we had cash balances of approximately $3.1 million.  In addition, we had approximately $3.9 million of long-term borrowing capacity and $126,000 of short term borrowing capacity, net of outstanding letters of credit.

Nine Months Ended July 31, 2008

Our cash increased from $3.1 million at October 31, 2007 to $8.5 million at July 31, 2008.  In addition, our working capital increased from a $5.3 million deficit at October 31, 2007 to a positive $11.8 million at July 31, 2008.  This increase in both cash and working capital was due primarily due to earnings from operations for the nine months ending July 31, 2008.

Operating Activities – Cash from operations was approximately $18.9 million for the nine months ended July 31, 2008.  Operating cash flows reflect profitable operations and reductions in inventory and accounts payable balances, offset by increased use of derivative instruments and unrealized hedging gains at July 31, 2008.

Investing Activities – We used a net $1.1 million in the nine months ended July 31, 2008 for investing activities for property and equipment and related improvements.

Financing Activities – We used cash for financing activities of $12.3 million in the nine months ended July 31, 2008.  Of the cash used in financing activities, we obtained $2.5 million from a draw from our revolving term note with AgStar and used these amounts for working capital purposes.  In the nine months ended July 31, 2008, we used cash to pay down debt of $7.0 million on our line of credit, $4.2 million to pay off a related party note, and $3.3 million to reduce our long-term debt to AgStar and others.  The $3.3 million included the repayment of $2.5 million we drew on our revolving term note during the period.

Working Capital – We had $11.8 million of working capital at July 31, 2008.  Our construction payable included a $3.8 million construction retainage, which we anticipate satisfying primarily from resources available from our long-term borrowing capacity when certain warranties are met.  Taking into consideration this long-term borrowing capacity item, we would have had $15.6 million of working capital.

Capital Resources – Our cash and available debt resources at July 31, 2008 consisted of cash balances of $8.5 million, $3.8 million of long-term borrowing capacity, and $7.1 million of short-term borrowing capacity with our primary lender, net of outstanding letters of credit.

Our financial position and liquidity are, and will be, influenced by a variety of factors, including:

•                  our ability to generate cash flows from operations;

•                  the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and

•                  our capital expenditure requirements, which consist primarily of completing construction of our ethanol plant and the purchase of equipment.

In the remainder of 2008, we expect to spend between $700,000 and $1.0 million for the completion of all remaining punchlist items for substantial and final completion of our ethanol plant, facility maintenance, and operational improvements.

We intend to fund our principal liquidity requirements through cash provided by operations and, if necessary, borrowings under our master loan agreement with AgStar Financial Services, PCA. We believe our sources of liquidity will be sufficient to meet the cash requirements of our operations for at least the next twelve months.

Off Balance-Sheet Arrangements

We have no off balance-sheet arrangements.

Credit Arrangements

Credit Arrangements with AgStar

Our primary credit arrangement is with AgStar Financial Services, PCA (“AgStar”).  The following table summarizes the history of our agreements with AgStar from September 29, 2005, when we first entered into the master loan agreement with AgStar, through November 19, 2007, the date of the last supplement.

		Maximum Borrowing Capacity Following Agreement or Supplement/Amendment
Date	Basic Terms of Agreement or Effect of Supplement/Amendment	Construction/ Term Note	Revolving Term Note	Revolving Line of Credit
September 29, 2005	• We received construction loan of $59,883,000 for the purpose of acquiring, constructing, equipping and furnishing our ethanol plant. • We received a revolving line of credit of up to $2.0 million for general corporate and operating purposes. • Ron Fagen and Fagen, Inc. each executed a limited guaranty relating to our indebtedness to AgStar. • Supplements to the master loan agreement set out certain other terms and conditions, including interest. • Interest rate equal to LIBOR plus 3.25%. • Accrued interest on the revolving loan was payable monthly through the maturity date of that loan.	$59,883,000	—	$2,000,000

May 12, 2006	• Amended and restated certain terms of the credit facilities.	$59,883,000	—	$2,000,000

November 20, 2006	• Increased the line of credit by $3.7 million to provide funding for increased costs associated with the construction of our ethanol plant.	$59,883,000	—	$5,700,000

		Maximum Borrowing Capacity Following Agreement or Supplement/Amendment
Date	Basic Terms of Agreement or Effect of Supplement/Amendment	Construction/ Term Note	Revolving Term Note	Revolving Line of Credit
December 27, 2006	• Increased the construction loan by $4.7 million to pay for increased costs associated with the construction of our ethanol plant.	$64,583,000	—	$5,700,000

May 18, 2007	• Increased the line of credit by $1.8 million to provide us with additional working capital for the operation of our business.	$64,583,000	—	$7,500,000

October 1, 2007	• Converted the construction loan into a term loan of $59,583,000 and a revolving term loan of initially $5.0 million. • The revolving term loan commitment amount decreases from $5.0 million to $3.0 million by a decrease of $500,000 each October 1 from 2008 to 2011. • Both the term loan and the revolving term loan are payable in full on October 1, 2012. • Ron Fagen executed a personal guaranty by which he agreed to personally guarantee our obligations under the credit agreement with AgStar, up to a maximum of $3,740,000, on a basis similar to the original September 29, 2005 guarantee.	$59,583,000	$5,000,000	$7,500,000

November 19, 2007	• Renewed the revolving line of credit. • Our requests for revolving advances under the revolving line of credit loan also may be satisfied, in the sole discretion of AgStar, by issuance of letters of credit not exceeding $500,000.	$59,583,000	$5,000,000	$7,500,000

Our indebtedness to AgStar as of July 31, 2008 consisted of:  (a) a revolving term loan in an amount not to exceed $5.0 million, with AgStar’s commitment on this term revolving loan decreasing over time to $3.0 million; (b) a term loan of $59,583,000, with a ten year amortization, of which $44.5 million carried a fixed interest rate and of which $13,932,000 carried a variable interest rate; and (c) a $7.5 million revolving line of credit, of which none was outstanding.

We do not consider it practical to estimate the fair value of our credit arrangements with AgStar due to the unique features of our credit arrangements which preclude comparison with other debt to determine fair value.  These unique features of our arrangements with AgStar include fixed and variable interest rate provisions, mandatory and voluntary prepayment provisions, and specific covenants related to the debt that affect repayment and interest rate terms.

The following is a description of the master loan agreement, as amended and restated, along with the supplements or amendments currently in effect, which we refer to as the “MLA”.  This description is a summary only and does not purport to be a complete description of every term and condition of the MLA.

Maturity, Interest Payment and Rates

All unpaid principal and all accrued interest on the term loan and the term revolving loan are due and payable on October 1, 2012.  Amounts under the revolving line of credit loan are due and payable on November 16, 2008.

On the term loan, we were required to make payments of accrued interest only monthly from November 1, 2007 to May 1, 2008.  Beginning on May 1, 2008 and on the first of each month thereafter, we are required to make equal monthly payments of principal and accrued interest in such amounts as will be required to fully amortize the entire outstanding principal of the term loan, together with accrued interest, over a ten year period.  The amount of our monthly payments will be recalculated and, if necessary, adjusted to account for changes in the effective rate of interest under the term loan and to maintain a ten year amortization schedule.  On the term revolving loan, we pay interest monthly on the amount outstanding and must prepay the term revolving loan on each October 1 by the amount the aggregate outstanding advances exceed the term revolving loan commitment then in effect, together with accrued interest.  On the revolving line of credit, we pay interest monthly on the amounts then outstanding and all amounts outstanding on the revolving line of credit loan are due upon maturity.  We must repay the revolving line of credit loan to the extent advances exceed AgStar’s maximum commitment for the revolving line of credit loan. We may borrow, repay and reborrow amounts under the term revolving loan and revolving line of credit loan up to the respective maximum commitment amounts.

Additionally, we had the right to convert all or any part of the term loan into a fixed rate loan, bearing interest at a rate listed for particular issues plus 3.00%.  We exercised this right effective May 1, 2008.  Therefore, beginning May 1, 2008 and ending April 30, 2011, the interest rate on $45.0 million of our construction loan was set at 6.58% per annum.

If the rate of interest under any loan with AgStar is variable, then the variable rate of interest will be calculated and adjusted based on the level of our “owner’s equity.”  Under this provision of the MLA and based on our owner’s equity, the term revolving loan and revolving line of credit loan have interest rates equal to LIBOR in effect from time-to-time plus between 2.75% and 3.25%.  Beginning May 1, 2008, the portion of the term loan that carries a variable rate also has a rate equal to LIBOR in effect from time to time plus 3.25%.

During the continuance of a default in payment, such overdue payment shall bear interest at an additional 2.00% per annum and during the continuance of any event of default, loans may bear interest at the option of AgStar at an additional 2.00% per annum. An additional late charge of 5.00% will be charged on any payment of principal or interest not paid within 10 days of the applicable due date.

Mandatory and Voluntary Prepayments

Under the MLA, we may prepay any of the loans in whole or in part upon notice to AgStar.  On the portion of the loan that is at a fixed interest rate, we must pay a prepayment fee; on the other amounts, there is no penalty for prepayment.  In addition, we are required to make quarterly mandatory prepayments on the outstanding term loan, commencing with the first calendar quarter following the construction loan maturity date, using 25% of “excess cash flow” from the previous fiscal quarter, provided however, that the total “excess cash flow” payments are not to exceed $2.0 million in any calendar year.  However, no “excess cash flow” payments will be required during any fiscal year if our “tangible owner’s equity” is greater than 50% at the end of the immediately preceding fiscal year.

Under the revolving loan, we are required to make mandatory prepayments based on the amount by which the outstanding credit exceeds the defined borrowing base, or alternatively, pledge and assign additional collateral. Amounts borrowed under the revolving loan may be repaid and reborrowed at any time until the revolving loan is terminated.

Covenants

The MLA contains customary affirmative and negative covenants and requirements affecting us and our operations. The affirmative covenants provide for, among other requirements, visitation and examination rights in favor of AgStar and periodic delivery to AgStar of financial statements and other information, including notices of certain events and conditions. There are also affirmative covenants relating to the officers and governors managing our business, safekeeping of collateral, perfection of security interests, and construction of our ethanol plant.  In addition, the affirmative covenants include standard covenants relating to the operation of our business, including covenants requiring it to, among other things, maintain insurance and comply with applicable laws and material contracts.

Moreover, the MLA contains negative covenants which, among other things, limit our ability to:

•        incur additional indebtedness and grant liens or encumbrances;

•        provide guarantees;

•        declare or pay dividends or distributions, or purchase or acquire any membership interests, except for distributions to our members for tax purposes (provided that appropriate supporting documentation is furnished to AgStar) and redemptions or distributions in an amount that does not exceed in the aggregate 65% of our net income in the immediately preceding fiscal year, subject to certain exceptions;

•        make certain investments or capital expenditures;

•        conduct asset sales or other asset dispositions, merge or consolidate;

•        change our line of business;

•        change our state of organization, name or location of our executive office;

•        pay management, consulting or similar fees to any person unless not affiliated with us for services actually rendered;

•        change the ownership or management such that there is a failure of one or more of our members as of the closing date to hold 100% of our voting membership interests; change in our Chief Executive Officer or change in our equity ownership of our subsidiary; and

•        conduct transactions with affiliates.

The MLA also requires us to meet certain financial covenants, including covenants requiring us to maintain:

•        minimum working capital of at least $3.0 million at the end of the 12th month and $5.0 million at the end of the 24th month following the closing date of October 1, 2007 and at least $5.0 million continually thereafter;

•        tangible net worth of not less than $39.0 million on the closing date of October 1, 2007, and after the closing date, a tangible net worth, measured at the end of each fiscal year, in an amount equal to the lesser of (a) our tangible net worth at the end of the immediately preceding fiscal year plus $500,000 or (b) our $39.0 million plus our retained earnings at the end of the current fiscal year;

•        tangible net worth divided by total assets of at least 50% beginning at the end of the 48th month following the completion date and maintained and measured annually thereafter; and

•        a fixed charge coverage ratio of not less than 1.20 to 1.00 beginning at the end of the 12th month following the completion date and maintained and measured annually thereafter.

Events of Default

The MLA contains customary events of default, including:

•        failure to pay any principal, interest, fees or other amounts on the loans when due;

•        material breaches of representations and warranties;

•        failure to observe financial and negative covenants;

•        failure to provide financial statements and certain other financial information within five days of the due date;

•        failure to perform or observe any other term, covenant or agreement in the master loan agreement or in any related loan documents that is not cured within a specified grace period;

•        failure to pay certain indebtedness in excess of $50,000 or any other default under agreements governing such indebtedness;

•        events of bankruptcy and insolvency;

•        commencement of enforcement proceedings with respect to an order or judgment in excess of $50,000;

•        any provision of the master loan agreement, any security document or any other loan document ceases to be valid and binding on us;

•        security documents cease to create a valid lien;

•        the termination of any marketing agreement with a duration of more than one year;

•        the discontinuation of the business;

•        construction of our ethanol plant is halted or abandoned for a period of 30 consecutive days;

•        construction of our ethanol plant is not completed by the specified completion date;

•        any event resulting in a material adverse effect on us, any subsidiary or any guarantor;

•        any guarantee or subordination agreement ceases to be in full force and effect;

•        breach by our subsidiary of its obligations under any guarantee or any other agreement it may have with AgStar;

•        a material breach or termination of a material contract or amendment of a material contract that would be materially adverse to AgStar; or

•        the loss, suspension or revocation by any governmental authority of the air quality emissions permit for our ethanol plant.

If any event of default is triggered, AgStar may terminate its obligations under the credit facility, accelerate the due date of the unpaid principal balance of all outstanding loans, appoint a receiver to take possession of all underlying collateral, enter the property to take actions to complete construction of our ethanol plant, require us to cash collateralize outstanding letters of credit and exercise all of its other rights and remedies.

Security and Guarantees

AgStar has been granted a security interest in substantially all of our assets. We also assigned our interest in our agreements for the sale of ethanol and distillers grains, and for the purchases of coal, corn and electricity, as well as our design-build agreement with Fagen, Inc.  AgStar also received a mortgage relating to our real property.  Roland J. (Ron) Fagen also personally guarantees our obligations under the credit agreements with AgStar, up to a maximum of $3,740,000, through a personal guaranty.  Mr. Fagen did not, and has not, received any consideration from us for acting as guarantor.  Fagen, Inc. also guaranteed a portion of our indebtedness to AgStar, but this guarantee was eliminated effective October 1, 2007.

The guaranty agreements also specify certain events of default, including: material breaches of representations and warranties; failure to perform or comply with any covenant or agreement in the guaranty agreement; or the occurrence of an event of default under the master loan agreement or other loan documents.

Fees and Expenses

We were required to pay an underwriting fee and participation fee in connection with the MLA of an aggregate of approximately $445,000.  We are also required to pay certain on-going fees in connection with the MLA, including annual facility fees of $20,000 paid on each October 1, 2007 anniversary of the closing date and letter of credit fees equal to 2.50% on an annualized basis of the maximum amount available to be drawn.

We must also pay a non-refundable, unused commitment fee equal to 0.25% per annum on the average daily unused portion of the revolving loan.

Other Credit Arrangements

In addition to our primary credit arrangement with AgStar, we have other material credit arrangements and debt obligations.

In October 2003, we entered into an industrial water supply development and distribution agreement with the City of Heron Lake, Jackson County, and Minnesota Soybean Processors.  In consideration of this agreement, we and Minnesota Soybean Processors are allocated equally the debt service on $735,000 in water revenue bonds that were issued by the City to support this project that mature in February 2019.  The parties have agreed that prior to the scheduled expiration of the agreement, they will negotiate in good faith to replace the agreement with a further agreement regarding the wells and related facilities.  In May 2006, we entered into an industrial water supply treatment agreement with the City of Heron Lake and Jackson County.  Under this agreement, we pay monthly installments over 24 months starting January 1, 2007 equal to one years’ debt service on approximately $3.6 million in water revenue bonds, which will be returned to us if any funds remain after final payment in full on the bonds and assuming we comply with all payment obligations under the agreement.  As of July 31, 2008, there was a total of $4.0 million in outstanding water revenue bonds and we classify our obligations under these bonds as assessments payable.  The interest rates on the bonds range from 0.50% to 8.73%.

In November 2007, we entered into a shared savings contract with Interstate Power and Light Company (“IPL”), our electrical service provider.  Under the agreement, IPL is required to pay $1,850,000 to fund project costs for the purchase and installation of electrical equipment.  In exchange, we are required to share a portion of the energy savings with IPL that may be derived from the decreased energy consumption from the new equipment.  We are required to pay IPL approximately $30,000 for the first thirteen billing cycles, $140,000 at the end of the thirteenth billing cycle, and thereafter, approximately $30,000 for the remainder of the billing cycles.  These amounts represent IPL’s portion of the shared savings.  We also granted IPL a security interest in the electrical equipment to be installed on our site.  The shared savings contract expires December 31, 2012.

In connection with the shared savings contract, IPL deposited $1,710,000 of the $1,850,000 in an escrow account on our behalf and we received the remaining $140,000 as cash proceeds. The escrow account expires at the same time as the shared savings contract or a termination by IPL of the escrow arrangement, at which time any remaining funds will be distributed to IPL.  We earn interest at a rate of 4.2% on the funds escrowed and we pay a rate of interest of 1.5% on the funds deposited into escrow.  Each month, a distribution from the escrow account is made to IPL to pay its portion of the shared savings under the shared savings contract.

To fund the purchase of the distribution system and substation for the plant, we entered into a loan agreement with Federated Rural Electric Association pursuant to which we borrowed $600,000 by a secured promissory note.  Under the note we are required to make monthly payments to Federated Rural Electric Association of $6,250 consisting of principal and an annual fee of 1% beginning on October 10, 2009.  In exchange for this loan, Federated Rural Electric Association was granted a security interest in the distribution system and substation for the plant.

Item 3.  Properties

We own approximately 216 acres of land located near Heron Lake, Minnesota on which we have constructed our ethanol plant, which also includes corn, coal, ethanol, and distillers grains storage and handling facilities.  Located on these 216 acres is an approximately 7,320 square foot building that serves as our headquarters.  Our address is 91246 390th Avenue, Heron Lake, Minnesota 56137-3175.

We also own elevator and grain storage facilities in Lakefield, Minnesota and Wilder, Minnesota.  The elevator and grain storage facilities at each location have grain handling equipment and both upright and flat storage capacity.  The storage capacity of the Lakefield, Minnesota facility is approximately 1.9 million bushels and the storage capacity of the Wilder, Minnesota facility is approximately 900,000 bushels.

All of our real property is subject to mortgages in favor of AgStar Financial Services, PCA as security for loan obligations.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2008 with respect to our units beneficially owned by (i) each governor, (ii) each person known to us to beneficially own more than 5% percent of our units, (iii) each executive officer named in the Summary Compensation Table (the “Named Executive Officers”), and (iv) all current executive officers and governors as a group. The beneficial ownership percentages are based on 27,104,625 units issued and outstanding as of September 30, 2008.

Under our Member Control Agreement, any member who, together with such member’s affiliates, holds 9% or more of the units outstanding is entitled to appoint one governor to the board for every 9% of units held. Project Viking, LLC has appointed two governors under this provision: Brian D. Thome and David M. Reinhart. An appointed governor serves indefinitely at the pleasure of the member appointing him or her (so long as such member and its affiliates continue to hold a sufficient number of units to maintain the applicable appointment right) until a successor is appointed, or until the earlier death, resignation or removal of the appointed governor.

In determining the voting power present for the purpose of the election of governors, units held by members who are entitled to appoint one or more governors under the Member Control Agreement and such members’ affiliates will not be considered, and members who are entitled to appoint one or more governors under the Member Control Agreement and such member’s affiliates are not entitled to vote for the election of governors. Therefore, Project Viking, LLC and its affiliates are not entitled to vote for the election of governors.

Unless otherwise indicated and subject to community property laws where applicable, each unit holder named in the table below has sole voting and investment power with respect to the units shown opposite such unit holder’s name. Each holder may be reached at our offices in Heron Lake, Minnesota.

	Units Beneficially Owned
Name	Number	Percent

Holders of More Than 5% of Units
Project Viking, LLC (1)	5,902,500	21.8%

Governors and Officers

Robert J. Ferguson (2)(3)(4)	147,250	*
Doug Schmitz (2)(5)	208,000	*
Michael S. Kunerth (2)(6)	126,000	*
David J. Woestehoff (2)(7)	320,625	1.2%
David J. Bach (2)(8)	101,750	*
Timothy O. Helgemoe (2)(9)	61,500	*
Milton J. McKeown (2)(10)	87,000	*
Robert J. Wolf (2)(11)	66,000	*
David M. Reinhart (2)(12)	—	*
Brian D. Thome (2)(12)	—	*
James A. Gerber (3)	—	*
All executive officers and governors as a group (11 persons)	1,097,125	4.0

* Indicates ownership of less than 1%.

(1)                                  Project Viking, LLC is owned by Roland J. (Ron) Fagen and Diane Fagen, the principal shareholders of Fagen, Inc. Our ethanol plant was design-built by Fagen, Inc.

(2)                                  Serves as a governor.

(3)                                  Named Executive Officer.

(4)                                  Includes 126,250 units owned jointly by Mr. Ferguson and his spouse and 21,000 owned by son who resides with Mr. Ferguson.

(5)                                  Includes 25,000 units owned by Doug Schmitz, 10,500 units owned by Doug and Karen Schmitz, 25,000 units owned by Karen Schmitz, and 147,500 units owned by Schmitz Grain Inc., which is controlled by Doug Schmitz.

(6)                                  Includes 63,000 units owned by Michael Kunerth and Dawn Kunerth as trustees of the Michael Kunerth Trust under agreement dated July 18, 2006, and 63,000 units owned by Dawn Kunerth and Michael Kunerth as trustees of the Dawn Kunerth Trust under agreement dated July 18, 2006.

(7)                                  All units are owned jointly by Mr. Woestehoff and his spouse.

(8)                                  All units are owned jointly by Mr. Bach and his spouse.

(9)                                  Includes 15,000 units owned by Mr. Helgemoe’s spouse, 25,000 units owned jointly by Mr. Helgemoe and his spouse, and 21,500 units owned jointly by Mr. Helgemoe’s spouse and Mr. Helgemoe’s brother.

(10)                            All units are owned jointly by Mr. McKeown and his spouse.

(11)                            All units are owned jointly by Mr. Wolf and his spouse.

(12)                            Appointed as a governor by Project Viking, LLC.

Item 5.  Directors and Executive Officers.

Our board of governors manages our business and affairs. Under our Member Control Agreement, the board of governors will consist of not less that seven nor more than eleven governors. Currently, our board of governors consists of ten governors.

Under our Member Control Agreement, a member and its affiliates holding nine percent or more of the units outstanding are entitled to appoint one governor to the board for every 9% of our units held. Project Viking, LLC, which holds 21.8% of our outstanding units as of September 30, 2008, has appointed two governors under this provision: Brian D. Thome and David M. Reinhart. An appointed governor serves indefinitely at the pleasure of the member appointing him or her (so long as such member and its affiliates continue to hold a sufficient number of units to maintain the applicable appointment right) until a successor is appointed, or until the earlier death, resignation or removal of the appointed governor. A member that is entitled to appoint one or more governors under the appointment right provided in the Member Control Agreement and such member’s affiliates are not entitled to vote for the election of governors by the members.  Currently, Project Viking, LLC and its affiliates are not entitled to vote in the election of governors.

All governors named below were appointed as initial board members at the time of our formation in April 2001.  In order to preserve continuity of governance and harmonious transition from the initial board, the initial board designated from among themselves three classes of governors to serve staggered terms so that members will elect one-third (or as nearly as possible) of the non-appointed members of the board of governors annually.  At the Annual Meeting of Members held on March 29, 2008 members first elected governors and Robert J. Ferguson, David J. Woestehoff and Timothy O. Helgemoe were elected to serve a three year term expiring at the Annual Meeting of Members in 2011.

The names, ages, addresses, terms, expiration dates and certain biographical information regarding our current governors and executive officers are set forth below.

Name	Age	Position	Term Expires/Appointed

Doug Schmitz	45	Governor, Vice Chairman of the Board	Term expires 2009

Robert J. Wolf	55	Governor	Term expires 2009

David J. Bach	47	Governor	Term expires 2009

Michael S. Kunerth	40	Governor, Board Treasurer	Term expires 2010

Milton J. McKeown	62	Governor	Term expires 2010

Robert J. Ferguson	59	Governor, Chairman of the Board, President and Chief Executive Officer	Term expires 2011

David J. Woestehoff	38	Governor, Board Secretary	Term expires 2011

Timothy O. Helgemoe	42	Governor	Term expires 2011

David M. Reinhart	59	Governor	Appointed

Brian D. Thome	35	Governor	Appointed

James A. Gerber	57	Interim Chief Financial Officer	—

Doug Schmitz.  Mr. Schmitz attended Willmar Community College in Willmar, Minnesota, and majored in Ag Business. Doug is a third generation farmer who has been farming with his brother since 1988. In addition to agriculture, Mr. Schmitz owns and operates Schmitz Grain, Inc., which was purchased from his father in 1991.  Schmitz Grain has three locations in southwestern Minnesota and provides services to area farmers in grain merchandising, custom drying, feed sales, seed sales and fertilizer and chemical application. He also currently serves on the board of two privately-held companies: Agri-Tech Systems, Inc. located in Las Vegas, Nevada, and United Ag Resources of Slayton, Minnesota.

Robert J. Wolf.  Since 1994, Mr. Wolf has owned and operated County Seed Inc. He is currently a director of the Nobles County Corn & Soybean Association, and is a member of Minnesota Corn Growers Association and Minnesota Soybean Association. He is a Certified Crop Advisor and is a member of Knights of Columbus.  Mr. Wolf received an Associate of Arts Degree in Ag Business from Worthington Community College in Worthington, Minnesota.

David J. Bach.  Mr. Bach was raised on a family farm and has been farming full-time since 2001. From 1987 to 2001, Mr. Bach was employed at Pillsbury/Green Giant in Le Sueur, Minnesota.  During his time at Pillsbury/Green Giant, Mr. Bach held primarily supervisory positions and was most recently the Ag Research Station Coordinator. He graduated from the University of Minnesota in St. Paul with a B.S. degree in Agronomy.

Michael S. Kunerth.   Mr. Kunerth has operated a corn and soybean farm in Brewster, Minnesota since 1990. Since 1992, Mr. Kunerth has also operated a retail seed service business.  Since 1994, Mr. Kunerth has also served as the Clerk of Graham Lakes Township.  He holds a B.S. Degree in Business Management from St. John’s University, Collegeville, Minnesota.

Milton J. McKeown.  From 1991 to his retirement in October 2006, Mr. McKeown managed the Heron Lake Insurance Agency.  While he is currently retired, Mr. McKeown is active in community affairs.  In addition to serving on our board of governors, Mr. McKeown is currently a board member of the Southwest Minnesota Workforce Council. Mr. McKeown graduated from Dakota State University with a B.S. degree in Industrial Arts.

Robert J. Ferguson.  Since 1972, Mr. Ferguson has farmed near Heron Lake, Minnesota. Mr. Ferguson is a Jackson County Commissioner and serves on the Jackson County Planning and Zoning board and the Prairieland Economic Development board.  In addition, Mr. Ferguson is a member of the Chief Elected Officials board for the Private Industry Council and President of Heron Lake Development Corporation. He is a member of the Jackson County Corn and Soybean Associations, and the Heron Lake /Okabena Community Club.  Mr. Ferguson attended Worthington Community College to pursue his associate of arts degree in business administration but just before graduation was drafted by the U.S. Army to serve in the Vietnam War.

David J. Woestehoff.  Mr. Woestehoff operates grain farming operations in Belle Plaine, Minnesota and Arlington, South Dakota. Mr. Woestehoff also serves on various committees at First Lutheran Church in Le Sueur, Minnesota. Mr. Woestehoff graduated from the University of Wisconsin in 1990 with a B.S. degree in Agricultural Business and minors in Economics and Animal Science.

Timothy O. Helgemoe.  Mr. Helgemoe is a fifth generation farmer who has been farming with his brother since 1993. In addition to raising corn, soybeans, and custom farming, Mr. Helgemoe has owned and operated Helgemoe Bros, Inc., a local trucking business, since October 1999.  Mr. Helgemoe received his B.S. degree with an emphasis in dairy from the University of Minnesota.

David M. Reinhart.  Since 1975, Mr. Reinhart has operated family-owned supermarkets in Guthrie Center, Panora, and Stuart, Iowa. Mr. Reinhart serves as a board member of four privately-held ethanol production companies:  CORN, LP in Goldfield, Iowa; Big River Resources, LLC in West Burlington, Iowa; and Amaizing Energy in Dennison, Iowa. Mr. Reinhart graduated from Iowa Central Community College with an Associate’s Degree in Business and from the University of South Dakota with a Bachelor of Science degree in Education.

Brian D. Thome.  Since March 2007, Mr. Thome has owned his own business consulting firm.  After serving on its board of directors from inception, Mr. Thome served as President of US BioEnergy Corporation from March 2006 to March 2007.  From December 2004 to March 2006, he served as the Director of Financial Investments for Fagen, Inc.  From January 1999 to December 2004, he was employed with First National Bank of Omaha, serving as Second Vice President of Corporate Lending.  Mr. Thome graduated from the University of Nebraska with a B.S. in Business Administration, with majors in finance and marketing, and later completed his Executive MBA.

James A. Gerber.  James A. Gerber has served as our Interim Chief Financial Officer since March 1, 2007 through our arrangement with Gerber & Haugen, PLLP, a public accounting firm. From November 1, 2006 to February 28, 2007, Mr. Gerber, through Gerber & Haugen, PLLP, provided accounting services to us.  Mr. Gerber has been a partner with Gerber & Haugen, PLLP since 1989 and with Grieme, Gerber & Associates from 1976 to 1988.  Mr. Gerber has also been an entrepreneur and had owned an aggregate business, a supper club and a Culligan dealership.  From 1979 to the present, Mr. Gerber has owned varying interests in Southwest Minnesota Concrete, Inc.  Currently, Mr. Gerber serves as Secretary of Southwest Minnesota Concrete, Inc.  Mr. Gerber holds a B.S. in Accounting from St. Cloud State College and is a certified public accountant.

Item 6.  Executive Compensation.

Summary Compensation Table

The following table shows information concerning compensation earned for services in all capacities during fiscal year 2007 and 2006 for (i) Robert J. Ferguson, who acted as our Chief Executive Officer in fiscal year 2007; and (ii) James A. Gerber, who served as our Interim Chief Financial Officer in fiscal year 2007 (together referred to as our “Named Executive Officers”). There were no other executive officers of our company in fiscal years 2006 or 2007.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)		Total ($)
Robert J. Ferguson (1)	2007	$20,571	$50,000	(2)	$70,571
Chief Executive Officer	2006	—	$50,000	(2)

James A. Gerber (3)	2007	—	$58,144		$58,144
Interim Chief Financial Officer	2006	—	$9,047

(1)                                 Salary for Mr. Ferguson represents amounts other than meeting fees and additional fees for service as the board President paid to Mr. Ferguson in 2007. For an explanation of compensation paid to Mr. Ferguson in 2007 for his services as our governor and an officer of the board, please see the section of this Item 6 entitled “Governor Compensation.”

(2)                                 Represents compensation paid in August 2006 and January 2007 to Mr. Ferguson for oversight of the construction of our plant. See “Employment Arrangements with Named Executive Officers” for a description of this arrangement.

(3)                                 All other compensation for Mr. Gerber represents amounts we paid to Gerber & Haugen, PLLP, a public accounting firm of which Mr. Gerber is a partner.  For fiscal year 2006 and for the period from November 1, 2006 to February 28, 2007, amounts were for accounting services rendered by the firm to us.  For the period from March 1, 2007 to October 31, 2007, amounts were for the services of Mr. Gerber as our Interim Chief Financial Officer. See “Employment Arrangements with Named Executive Officers and Post-Employment Compensation” for a description of the arrangements with Gerber & Haugen, PLLP.

Employment Arrangements with Named Executive Officers and Post-Employment Compensation

In December 2007, our board of governors formed and adopted a written charter for the Compensation Committee, which has responsibility for compensation of our executive officers.  Because the Compensation Committee was only recently formed, the arrangements described below with the Named Executive Officers were not approved by the Compensation Committee, but instead were approved by the board of governors (excluding Mr. Ferguson in the case of his own compensation).  We expect that future compensation agreements and arrangements with our executive officers will be reviewed and approved by the Compensation Committee.

Robert J. Ferguson has served as the President of our board since our inception and, since September 1, 2007, has acted as our Chief Executive Officer through his position as board President. As an officer of the board, Mr. Ferguson received $27,000 in compensation in 2007 for that service in addition to the same per meeting fees paid to other governors. The amounts for meeting fees and additional fees for service as board President paid to Mr. Ferguson in 2007 are included in the table set forth in the section of Item 6 of this Registration Statement on Form 10 entitled “Governor Compensation.”

In addition to compensation for his services as our governor and an officer of the board, we also entered into an agreement with Mr. Ferguson under which we would pay Mr. Ferguson a total of $100,000 for his oversight of the construction of our plant. Under this agreement we paid Mr. Ferguson $50,000 in August 2006 and we paid $50,000 in January 2007. On September 1, 2007, we hired Mr. Ferguson an employee to serve as our Chief Executive Officer and entered into an employment agreement with him. The amounts paid to Mr. Ferguson in 2007 for construction oversight and for his service as our Chief Executive Officer are included in the Summary Compensation Table set forth in Item 6 of this Registration Statement on Form 10 entitled “Executive Compensation.”

Under our employment agreement with Mr. Ferguson, he will serve as our Chief Executive Officer from September 1, 2007 to September 1, 2008. The employment agreement may be terminated earlier by either party upon 30 days’ written notice, except in the case of termination for unsatisfactory performance, for which notice is not required. Mr. Ferguson will be paid an annual base salary of $120,000 on a bi-weekly basis and is eligible to participate in any bonus to employees at the discretion of the board of governors. The employment agreement also contains confidentiality and non-compete provisions.

James A. Gerber has served as our Interim Chief Financial Officer since March 1, 2007 through a services agreement with Gerber & Haugen, PLLP, a public accounting firm.  Mr. Gerber has been a partner with Gerber & Haugen, PLLP since 1989.  In fiscal year 2006 and from November 1, 2006 to February 28, 2007, Gerber & Haugen, PLLP provided accounting services to us for which we paid $9,047 and $24,811, respectively.  Under the services agreement with Gerber & Haugen, PLLP, we will pay a minimum of $50,000 for the period from March 1, 2007 to March 1, 2008 for Mr. Gerber’s services as our Interim Chief Financial Officer. In addition, we will pay Gerber & Haugen, PLLP $50.00 per hour for each hour of Mr. Gerber’s service in excess of 1,000 hours in the period from March 2007 through February 2008.  However, the total compensation under our agreement with Gerber & Haugen, PLLP is capped at $85,000.  The services agreement was scheduled to terminated on March 1, 2008, but in February 2008, we extended the arrangement with Gerber & Haugen, PLLP for a minimum of 30 additional days.  The parties continue to operate under this services agreement on an on-going basis.  Because Mr. Gerber serves as our chief financial officer on an interim basis, we have begun a search for an executive officer to serve as our chief financial officer on a full time, permanent basis. Mr. Gerber has indicated that he is willing to continue his service to us as Interim Chief Financial Officer until a candidate is identified and hired.

Our agreements with Messrs. Ferguson and Gerber do not provide for severance or any other compensation following termination of the employment or services.

Governor Compensation

Members of our board of governors receive a per diem of $100 per half day and $200 per full day for attending meetings and carrying out duties on our behalf.  Members of our board of governors are also reimbursed for reasonable expenses included in carrying out their duties as governors, including mileage reimbursement for travel to meetings.

In addition to per meeting fees, officer of the board receive additional compensation for their board service. Doug Schmitz served as the Vice President of the board and received an additional $9,600 in 2007. Michael S. Kunerth served as the Treasurer of the board and received an additional $7,000 in 2007. David J. Woestehoff served as Secretary of the board and received an additional $2,400 in 2007. Robert J. Ferguson has served as the President of our board since our inception, and until September 1, 2007, acted as our Chief Executive Officer through his position as board President. As an officer of the board, Mr. Ferguson received an additional $27,000 in compensation in 2007 for that service. On September 1, 2007, we hired Mr. Ferguson an employee to serve as our Chief Executive Officer. In addition to compensation for his services as our governor and an officer of the board, we also paid Mr. Ferguson $50,000 on January 12, 2007 and $20,571 on November 20, 2007 in respect of his service as our Chief Executive Officer. The amounts other than meeting fees and additional fees for service as the board President paid to Mr. Ferguson in 2007 are included in the Summary Compensation Table set forth in Item 6 of this Registration Statement on Form 10 entitled “Executive Compensation.”

The following table shows for fiscal year 2007, the other compensation paid by us to each of our governors:

Name	Fees Earned or Paid in Cash ($) (1)
Robert J. Ferguson	$29,550
Doug Schmitz	$12,700
Michael S. Kunerth	$10,200
David J. Woestehoff	$8,550
David J. Bach	$2,000
Timothy O. Helgemoe	$2,750
Milton J. McKeown	$3,600
Robert J. Wolf	$2,900
David M. Reinhart (2)	$600
Fagen, Inc. (3)	$600

(1)          Represents cash retainer and meeting fees for fiscal year 2007 as described above and total compensation to each governor.

(2)          Messrs. Reinhart and Thome were appointed by Project Viking, LLC as our governors in August 2007. Therefore, amounts represent a partial year of service.

(3)          Represents amounts paid to Fagen, Inc. in respect of the services of Brian D. Thome who is separately compensated by Fagen, Inc. for his service on our board.

In June 2004, we granted each of the nine then-serving members of our board of governors a warrant to purchase 25,000 units at an exercise price of $0.80 per unit, for a total of up to 225,000 units. The warrants vested September 29, 2005 upon closing on our primary project financing and were to remain exercisable for a period of five years thereafter. The warrants contained, as a condition to exercise, a requirement that the governor serve as a member of the board of governors up to closing on project financing. The warrants also contained customary anti-dilution adjustment provisions. The warrants were not transferable without our prior consent.  As of August 17, 2007, all of the warrants issued to the then-serving members of our board of governors were exercised.

Item 7.  Certain Relationships And Related Transactions, and Director Independence.

Transactions Since Fiscal Year 2005

Since the beginning of fiscal year 2005, we have not entered into any transaction and there are no currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest, except as described in “Item 6. Executive Compensation” of this Form 10 or as described below.  Further, our promoters have not received any thing of value at any time during the past five fiscal years except as described below.

Corn Transactions. In the ordinary course of business, we regularly enter into transactions to buy grain.  From time to time, we may buy grain from related persons on the same basis as we buy grain from un-related parties. During fiscal years 2005 and 2006, no purchases from any related person exceeded $120,000.  During fiscal year 2007, we purchased approximately $511,000 in grain from Robert J. Ferguson and approximately $1.8 million in grain from Schmitz Grain, Inc.  Robert J. Ferguson is our governor and our Chief Executive Officer.  Schmitz Grain, Inc. is controlled by Doug Schmitz, our governor.

Fagen Participation in Equity and Debt Financing. On December 26, 2006, we issued 3,750,000 Class B units at a price of $2.00 per unit, or $7.5 million to Project Viking, LLC, a related party.  On April 11, 2007, the Class B units were exchanged for an equal number of Class A units pursuant to the provisions of our Articles of Organization and Member Control Agreement and with the approval of the board of governors.  Project Viking, LLC is owned by Roland J. (Ron) Fagen and Diane Fagen, the principal shareholders of Fagen, Inc., our design-build firm and a related party.  As of September 30, 2008, Project Viking holds 21.8% of our outstanding units.

Additionally, our primary credit arrangement is with AgStar Financial Services, PCA (“AgStar”).  On September 29, 2005 we entered into a Master Loan Agreement with AgStar a construction loan and a revolving loan.  This Master Loan Agreement, along with related agreements, has since been amended and restated, most recently as the Fourth Amended and Restated Master Loan Agreement dated October 1, 2007.  Ron Fagen is also a guarantor of our obligations under the credit agreements with AgStar, up to a maximum of $3,740,000.  The most recent personal guaranty executed by Ron Fagen was entered into on October 1, 2007 in connection with the Fourth Amended and Restated Master Loan Agreement.  Mr. Fagen did not received any consideration from us for acting as a guarantor.  Fagen, Inc. also guaranteed a portion of our indebtedness to AgStar, but this guarantee was eliminated effective October 1, 2007.

Design-Build Agreement & Environmental Agreements with Fagen. In September 2005, we signed a lump-sum design-build agreement with Fagen, Inc. relating to, among other things, the design and construction of our ethanol plant. In March 2007, we entered into a letter agreement with Fagen Engineering, LLC, an affiliate of Fagen, Inc., for the development of environmental compliance programs and related services.  Both Fagen, Inc. and Fagen Engineering, LLC are related parties.  Under these agreements with Fagen, Inc. and Fagen Engineering, LLC, we incurred an aggregate of approximately $45.2 million and approximately $36.0 million in fiscal years 2006 and 2007, respectively, as follows:

•      Fiscal Year 2006:  approximately $45.2 million under our design-build agreement with Fagen, Inc.; and

•      Fiscal Year 2007: approximately $36.0 million under our design-build agreement with Fagen, Inc. and $13,000 under our letter agreement with Fagen Engineering, LLC relating to environmental compliance support.

We paid no amounts in to Fagen, Inc. or its affiliates under these or similar agreements in fiscal year 2005, 2004 or 2003.  From the beginning of fiscal year 2008 to July 31, 2008, we have not entered into any agreements with Fagen, Inc. or its affiliates except for a March 2008 agreement with Fagen Engineering, LLC for environmental compliance training programs for $3,100.

Inventory Note from Ron Fagen. In July 2007, Ron Fagen lent us approximately $4.2 million for the purchase of corn inventory and the retention of previously purchased corn inventory.  Ron Fagen and his spouse, Diane Fagen, are the principal shareholders of Fagen, Inc., our design-build firm and a related party. Interest on the note evidencing the debt accrued at 8.75% and the note matured in December 2007. We repaid the note in November 2007.

Issuances of Other Units and Warrants.  In the last five fiscal years, we have entered into transactions with our governors in which we sold governors the number of units set forth below and in exchange, we received the aggregate cash consideration set forth below.

Name	Units Purchased in March/ April 2004	Cash Paid	Units Purchased in October 2004	Cash Paid

Robert J. Ferguson	50,000	$50,000	19,250	$35,000
Michael S. Kunerth	80,000	80,000	—	—
David J. Woestehoff	30,000	30,000	244,625	445,000
David J. Bach	20,000	20,000	35,750	65,000
Timothy O. Helgemoe	15,000	15,000	—	—
Milton J. McKeown	30,000	30,000	11,000	$20,000
Doug Schmitz	25,000	25,000	—	—
Robert J. Wolf	20,000	20,000	—	—

Additionally, in June 2004, we issued to each of the above governors a warrant to purchase 25,000 units at an exercise price of $0.80 per unit in consideration of their services to us. The warrants vested September 29, 2005 upon closing on our primary project financing and were to remain exercisable for a period of five years thereafter.  In August 2007, all of these warrants were exercised and we issued 225,000 units to the governors.

Process for Review, Approval or Ratification of Transactions with Related Persons

The charter of our Audit Committee provides that the Audit Committee is responsible for reviewing and approving the terms and conditions of all transactions we enter into in which an officer, governor or any member holding greater than 5% or any affiliate of these persons has a direct or indirect material interest. Our Code of Business Conduct and Ethics, which is applicable to all of our employees and governors, also prohibits our employees, including our executive officers, and our governors from engaging in conflict of interest transactions. Requests for waivers by our executive officers and governors from the provisions of, or requests for consents by our executive officers and governors under, our Code of Business Conduct and Ethics must be made to the Audit Committee.

In addition, in December 2007, we adopted a formal related person transaction approval policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our company is a participant and in which a related person has a direct or indirect interest. Through the policy, the Audit Committee has also identified and pre-approved certain transactions with related persons, including:

•        employment and compensation of our executive officers or governor compensation, if required to be reported in under the disclosure requirements of the Securities and Exchange Commission,

•        payment of ordinary expenses and business reimbursements;

•        transactions with related companies in which the dollar amount does not exceed $100,000 or 2% of the other company’s total revenues;

•        transactions with another company controlled by a related party or with a related party for the purchase by us of corn where (A) the amount of corn sold in the transaction does not exceed 200,000 bushels; (B) the contract for delivery of the corn specifies a delivery date of not more than sixty (60) days from the date of the contract; (C) the price per bushel is fixed at the time of the contract; and (D) the amount paid per bushel or other material terms of the transaction are based on consideration or criteria generally applicable to other sellers of corn of a like quality and quantity, given the conditions of the grain markets at the time of sale;

•        charitable contributions in which the dollar amount does not exceed $10,000 or 2% of the charitable organization’s receipts;

•        payments made under our articles of organization, member control agreement, insurance policies or other agreements relating to indemnification;

•        transactions in which our members receive proportional benefits; and

•        transactions that involve competitive bids, banking transactions and transactions under which the terms are regulated by law or governmental authority.

The Audit Committee must approve any related person transaction subject to this policy before commencement of the related party transaction. If pre-approval is not feasible, the Audit Committee may ratify, amend or terminate the related person transaction. The Audit Committee will analyze the following factors, in addition to any other factors the Committee deems appropriate, in determining whether to approve a related party transaction:

•    whether the terms are fair to us;

•    whether the terms of the related party transaction are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances;

•    whether the related party transaction is material to us;

•    the role the related party has played in arranging the transaction;

•    the structure of the related party transaction;

•    the interests of all related parties in the transaction;

•    the extent of the related party’s interest in the transaction; and

•    whether the transaction would require a waiver of our Code of Business Conduct and Ethics.

The Audit Committee may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our company and the related person taking such precautionary actions as the Audit Committees deems appropriate.

Committees of the Board of Governors

Our board has established five separate standing committees: the Audit Committee, the Compensation Committee, the Nomination and Governance Committee, the Marketing and Risk Management Committee, and the Finance and Planning Committee. In December 2007, our board of governors adopted written charters for the Audit Committee, the Compensation Committee, and the

Nomination and Governance Committee. The composition and function of these committees are set forth below.

Compensation Committee. Currently, the Compensation Committee consists of three governors: Michael S. Kunerth (chair), Brian D. Thome, and David M. Reinhart. The Compensation Committee oversees our compensation and employee benefit plans and practices, including our executive compensation plans, governor compensation plans and incentive compensation and equity-based plans. The charter of the Compensation Committee requires that this committee consist of no fewer than two members. A majority of members of the Compensation Committee must satisfy the independence requirements of the Nasdaq Marketplace Rules, Section 16b-3 of the Exchange Act (if Section 16 is applicable to us), and Section 162(m) of the Internal Revenue Code of 1986. Each member of our Compensation Committee meets these requirements.

Nomination and Governance Committee.  Currently, the Nomination and Governance Committee consists of three governors:  Robert J. Wolf (chair), Milton J. McKeown and Doug Schmitz.  The Nomination and Governance Committee’s responsibilities include (1) identifying and recommending to the board individuals qualified to serve as governors and on committees of the board, (2) advising the governors with respect to the board’s composition, procedures and committees, (3) developing and recommending to the board a set of corporate governance principles and (4) overseeing the evaluation of the board and the board committees. The charter of the nomination and Governance Committee must consist of at least two members, a majority of whom must satisfy the independence requirements of the Nasdaq Marketplace Rules. The membership of our Nomination and Governance committee meets these requirements.

Audit Committee. Currently, the Audit Committee consists of six governors: Michael S. Kunerth (chair), David M. Reinhart, Robert J. Wolf, David J. Bach, Milton J. McKeown, and Brian D. Thome. The Audit Committee assists the board in fulfilling its oversight responsibility for (I) the integrity of our financial statements and financial reporting process and our systems of internal accounting and financial controls, (2) the performance of our internal audit function, (3) the annual independent integrated audit of our consolidated financial statements and internal control over financial reporting and (4) our compliance with legal and regulatory requirements, including our disclosure controls and procedures. The duties and responsibilities of the Audit Committee include the engagement of our independent registered public accounting firm and the evaluation of our accounting firm’s qualifications, independence and performance. The charter of the Audit Committee requires that the Audit Committee be comprised of three members, a majority of whom must be “independent” under the Nasdaq Marketplace Rules. A majority of the members must also be non-executive governors, free from any relationship that would interfere with the exercise of independent judgment and “independent” as defined by the applicable rules and regulations of the Securities and Exchange Commission. Moreover, all members of the committee must have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the committee must have accounting or related financial management expertise. The board of governors determined that each member of the Audit Committee meets the independence requirements of the charter. The board of governors also determined that the Audit Committee members meet the financial sophistication requirements of the charter.

Marketing and Risk Management Committee. Currently, the marketing and risk management committee consists of four governors: Doug Schmitz (chair), David J. Woestehoff, Timothy O. Helgemoe, and David M. Reinhart. The marketing and risk management committee assists the board and our management to, among other things, enhance our profitability and manage commodity price risk, by establishing appropriate policies and strategies for grain procurement, marketing of ethanol and distillers grains, and managing enterprise risk.

Finance and Planning Committee. Currently, the finance and planning committee consists of three governors: Michael S. Kunerth, David M. Reinhart and Brian D. Thome. The finance and planning committee assists the board and our management by (1) establishing effective financial management of our company and our subsidiaries, (2) establishing appropriate capital and operating budgets and financial forecasts and (3) evaluating matters relating to potential mergers, acquisitions or dispositions of assets.

Board Independence

The board of governors undertook a review of governor independence in March 2008 and again in August 2008 as to all ten governors then serving. As part of that process, the board reviewed all transactions and relationships between each governor (or any member of his immediate family) and Heron Lake BioEnergy, its executive officers and its auditors, and other matters bearing on the independence of governors. In particular, the board reviewed corn transactions by governors or their affiliates in relationship to the governor’s ability to exercise independent judgment, as well as the rights of Project Viking, LLC to appoint governors.

Although our units are not listed on any stock exchange, the board of governors is required to select and apply the independence standards of a stock exchange. For the purposes of determining the independence of our governors and committee members, the board of governors selected the Nasdaq Marketplace Rules. This is also the definition used for “independence” for the purposes of determining eligibility of governors to serve on committees.

As a result of its review, the board of governors affirmatively determined that Timothy O. Helgemoe, Robert J. Wolf, David J. Bach, Michael S. Kunerth, Milton J. McKeown, David M. Reinhart, and Brian D. Thome are independent according to the “independence” definition of the Nasdaq Marketplace Rules.  Robert J. Ferguson is not “independent” under the Nasdaq Marketplace Rules because he received compensation for his oversight of the construction of the plant in fiscal year 2007, was hired as our Chief Executive Officer in September 2007, and sold a significant amount of grain to us in our fiscal year 2007 and in the current fiscal year. Messrs. Woestehoff and Schmitz are also not independent because they each sold a significant amount of grain to us in our current fiscal year, individually or through their affiliated entities.  The charters of the Audit Committee, Compensation Committee, and Nomination and Governance Committee also established separate criteria for eligibility to serve as a member of those committees, which are discussed above.

Item 8.  Legal Proceedings.

None.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Although matching services may be available to help match buyers and seller of our units, there is no established public trading market for the units and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the units on any stock exchange or over-the-counter securities market such as the OTC Bulletin board.

As of September 30, 2008, there are 27,104,625 units outstanding, held of record by 1,069 persons.  There are no outstanding options or warrants to purchase, or securities convertible into, our units.  No units are being publicly offered by us pursuant to this Registration Statement on Form 10.

As of September 30, 2008, all of our outstanding units are eligible for resale under Rule 144 of the Securities Act because all units have been held for at least one year, after applying the appropriate rules regarding tacking of holding periods as provided in Rule 144.  Affiliates must comply with the requirements of Rule 144, but non-affiliates need not comply with such requirements.  We have not agreed to register any of these units for resale under the Securities Act.

Distributions

We have never declared any distributions.  Our agreements with lenders currently materially limit our ability to make distributions to our members and these agreements are likely to limit materially the future payment of distributions.  For a further description of these restrictions, please see “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition” and Note 7 of the notes to our audited consolidated financial statements.  In September 2007, we began operation of our ethanol plant and began generating revenue.  If our financial performance and loan covenants permit, we expect to make cash distributions at times and in amounts that will permit our members to make income tax payments.  If our financial performance and loan covenants further permit, we intend to make distributions in excess of those amounts.  Cash distributions are not assured, however, and we may never be in a position to make distributions.

Under Minnesota law, we cannot make a distribution to a member if, after the distribution, we would not be able to pay our debts as they become due or our liabilities, excluding liabilities to our members on account of their capital contributions, would exceed our assets.

Securities Authorized for Issuance under Equity Compensation Plans

There are no “compensation plans” (including individual compensation arrangements) under which any of our equity securities are authorized for issuance.

Item 10.  Recent Sales of Unregistered Securities.

In the past three years, we have sold the following securities in transactions not registered under the Securities Act of 1933, as amended (the “Securities Act”):

In June 2004, we issued to each of our then-serving nine governors warrants to purchase 25,000 units at an exercise price of $0.80 per unit. The warrants vested September 29, 2005 upon closing on our primary project financing and were to remain exercisable for a period of five years thereafter.  Based on the manner of sale and representations of the governors, who are accredited by virtue of being our governors, we relied upon the exemption from registration afforded by Rule 701 of the Securities Act and Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act.  In August 2007, all of these warrants were exercised and we issued 225,000 units to the warrant holders.  Because the 225,000 units were issued upon exercise of the outstanding warrants and no commission or other remuneration was paid or given directly or indirectly for soliciting such exercise, we relied upon the exemption from registration afforded by Section 3(a)(9) of the Securities Act for the issuance of these 225,000 units.

From September 2004 through January 2005, we conducted an offering of units to residents in the State of Minnesota that was registered with the Minnesota Department of Commerce.  On October 5, 2005, we closed on the escrow associated with the offering and issued 21,604,875 units at prices of between $1.82 and $2.00 per unit, for a total price of $40.0 million.  Because the securities were offered and sold solely to persons resident within the State of Minnesota where we were formed, have our headquarters and where we conduct our business, we relied upon the exemption from registration under Section 3(a)(11) of the Securities Act or Rule 147 under the Securities Act.

On September 29, 2005, we issued 255,000 units to a husband and wife jointly as partial payment for land for the site of our ethanol plant.  The land was purchased for $1.5 million with $500,000 of the purchase price being paid for with the issuance of 255,000 units.  Based on the manner of sale in which there was no general solicitation or general advertising, the pre-existing relationship between us and the seller of the land (who was a member), the limited number of offerees and purchasers consisting solely of the seller of the land, and the representations of the seller of the land as to their investment intent, we relied upon the exemption from registration afforded by Section 4(2) of the Securities Act.

On December 26, 2006, we issued 3,750,000 Class B units at a price of $2.00 per unit, or $7.5 million to Project Viking, LLC.  Based on the manner of sale of these 3,750,000 Class B units and representations of the purchaser (which represented itself as an “accredited investor”), we relied upon the exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act.  On April 11, 2007, the Class B units were exchanged for an equal number of Class A units pursuant to the provisions of our Articles of Organization and Member Control Agreement and with the approval of the board of governors. Because Class A units were issued in exchange for the outstanding warrants Class B units and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange, we relied upon the exemption from registration afforded by Section 3(a)(9) of the Securities Act for the issuance of Class A units to the holder of the Class B units.

Item 11.  Description of Registrant’s Securities to be Registered

Authorized Capital

Our Articles of Organization and Member Control Agreement govern how we conduct our business and affairs, and the rights and obligations of our members under Minnesota law.

Under our Member Control Agreement, we are authorized to issue up to 50,000,000 units, of which 25,000,000 are designated as Class A units and 15,000,000 are designated as Class B units.  Pursuant to the Member Control Agreement, the authorized units not designated as Class A or Class B units in the Member Control Agreement may be designated as Class A units or Class B units by resolution of the board of governors.  A statement setting forth our name and the text of the resolution and certifying the adoption of the resolution and the date of adoption must be filed with the Secretary of State of the State of Minnesota before the acceptance of any capital contributions with respect to such units.  On April 11, 2007, the board of governors adopted resolutions designating as Class A Units the 10,000,000 authorized units that were not previously designated as Class A Units or Class B Units.  On April 13, 2007, a statement of designation was filed with the Minnesota Secretary of State with respect to this designation by the board of governors.  Therefore, our current authorized capital consists of 50,000,000 units, of which 35,000,000 are designated as Class A units and 15,000,000 are designated as Class B units.

As of September 30, 2008, we have 27,104,625 Class A units and no Class B units issued and outstanding. There are no differences in the rights and obligations between holders of Class A units and Class B units. The board of governors may accept capital contributions on our behalf and authorize the issuance of additional units, without member approval, on such terms and conditions as the board of governors and the person acquiring the units may agree.

Units

Our units represent an ownership interest in us.  Each person acquiring units will be required to sign our Member Control Agreement and become a member of our limited liability company.  Each member has the right to:

•         Share in our profits and losses ratably in proportion to units held;

•         Receive distributions when declared by the board of governors ratably in proportion to units held;

•         Participate in the distribution of our assets if we dissolve or liquidate our business;

•         Access and review certain information concerning our business and affairs; and

•         Vote on matters that require the consent of our members.

Holders of our units have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our units.

Voting

Each member may cast one vote for each Class A unit held.  Except those matters specifically identified in the Member Control Agreement, the members take action by the affirmative vote of the members holding a majority of the voting power of the members present, either in person or by proxy, at a duly held meeting of the members at which a quorum is present for the transaction of business.

In determining the voting power present for the purpose of the election of governors, units held by members who are entitled to appoint one or more governors under the Member Control Agreement and such members’ affiliates will not be considered, and members who are entitled to appoint one or more governors under the Member Control Agreement and such member’s affiliates are not be entitled to vote for the election of governors.  Project Viking, LLC holds 5,902,500 units, or 21.8% of our outstanding units on September 30, 2008, and has the right to appoint two governors under this provision of our Member Control Agreement.  Therefore, Project Viking, LLC and its affiliates are not entitled to vote as to the election of governors.

Restrictions on Transfer

Transfer of units is restricted. All transfers must comply with our Member Control Agreement, which requires the prior approval of the board of governors.  The board of governors may also adopt a unit transfer policy setting forth the procedures and requirements for transferring your capital units.  The board of governors has adopted the following unit transfer policy:  No sales of units will be allowed until thirty days after the ethanol plant has met performance guarantees following completion of construction, provided that transfers upon death or without consideration to related parties which are made in accordance with the member control agreement and approved by the board are excepted from such transfer restriction.

The board of governors will not approve a transfer unless the transfer complies with our Member Control Agreement and certain tax regulations that are important to our maintaining our partnership tax status.  In particular, we will endeavor to take steps as are feasible and advisable to avoid classification as a “publicly traded partnership” as defined in Section 7704 of the Internal Revenue Code. If any member transfers his or her capital units in violation of our Member Control Agreement or without the prior written consent of the board of governors, the transfer will be null and void and the parties engaged in the transfer must indemnify and hold us and our members harmless against all cost, liability, and damage that arise from the transfer or attempted transfer.  However, the member may pledge or otherwise encumber all or any portion of his or her capital units, but any resulting transfer must comply with our Member Control Agreement.

Even if the board of governors approves a transfer of units by a member, the transfer is not effective unless the member complies with the requirements of our Member Control Agreement, such as providing opinions of counsel and information regarding the transferee.  We expect that our board of governors will routinely consent to transfers and admit the transferee as a member, if the transferor and transferee fully comply with our Member Control Agreement and there are no adverse tax consequences to us from the transfer.

Membership Requirements

On and after September 23, 2004, each member must own, or must have entered into a binding written agreement with and accepted by us to subscribe for, a minimum of 2,500 units.  Failure of any member to own or to subscribe for such minimum number of units on or after such date will result in the automatic termination of membership of such person, without further notice or action by us, and such person shall become and be a non-member unit holder, with no rights other than those financial rights with respect to the units owned by such person as provided for in and subject to our Member Control Agreement. The board of governors has the authority to increase the minimum ownership requirements and to place other membership restrictions on the holders of Class B units.

Classification of the Board of Governors

Under our Member Control Agreement, the Board is to consist of not less that seven nor more than eleven governors.  Currently, our Board of Governors consists of ten governors.  Governors that are elected by members are divided into three classes, with the term of one class expiring each year.  As the term of each class expires, the successors to the governors in that class will be elected for a three-year term and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Anti-Takeover Effects of Some Provisions of our Member Control Agreement

Some of the provisions of our Member Control Agreement could have the effect of delaying, deferring or preventing a change in control of our company.

Transfer Restrictions. Transfer of capital units is restricted. All transfers must comply with our Member Control Agreement. You cannot transfer your capital units without the prior approval of the board of governors.  We may prohibit a transferee from becoming a member for any reason or if the transferee does not comply with our Member Control Agreement.

Board of Governors. If a member holds 9% or more of the capital units outstanding, that member will be entitled to appoint one governor to the board for each 9% owned giving rise to the right to appoint.  An appointed governor serves indefinitely at the pleasure of the member appointing him or her (so long as such member and its affiliates continue to hold a sufficient number of units to maintain the applicable appointment right) until a successor is appointed, or until the earlier death, resignation or removal of the appointed governor.  A member that is entitled to appoint one or more governors under the appointment right provided in the Member Control Agreement and such member’s affiliates are not entitled to vote for the election of governors by the members.

The remaining seats on the board that are not subject to a right of appointment will be elected by the members (other than the members holdings rights of appointment).  Governors that are elected by members are divided into three classes, with the term of one class expiring each year.  As the term of each class expires, the successors to the governors in that class will be elected for a three-year term and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Transfer Agent and Registrar

We act as our own transfer agent and registrar for our units.

Listing or Quotation

There is no established public trading market for our units, and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the units on any stock exchange or automatic quotation system such as the OTC Bulletin Board.

Item 12.  Indemnification of Directors and Officers.

Under Minnesota law and our Member Control Agreement, no governor or officer is liable for any of our debts, obligations or liabilities merely because he or she is a governor or officer.  Further, our Member Control Agreement provides that no governor or officer is liable to us or our members for monetary damages for breach of fiduciary duty.  However, this provision of our Member Control Agreement will not eliminate or limit the liability of a governor or officer to the extent provided by applicable law for (a) breach of the governor’s duty of loyalty to us or our members; (b) acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law or, with respect to officers, for acts of negligence; (c) knowing violations of certain securities laws or illegal distributions; or (d) a transaction from which the governor derived an improper personal benefit. If amendments to Minnesota Statutes later authorize limited liability companies to act to further limit or eliminate the personal liability of governors of a limited liability company, then the liability of our governors will be limited or eliminated to the greatest extent permitted by Minnesota Statutes, as so amended.

In addition, our Member Control Agreement generally requires us to indemnify each present and former governor or officer relating to any liability or damage or reasonable expenses incurred with respect to a proceeding if the governor or officer was a party to the proceeding in the capacity of a governor or officer, unless the proceedings arise out of or are related to matters for which a governor or officer is personally liable under the prior paragraph.

Item 13.  Financial Statements and Supplementary Data.

See “Item 15. Financial Statements and Exhibits” of this Registration Statement on Form 10.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits

(a)          Financial Statements

(b)         Exhibits

Exhibit Number	Exhibit Title

3.1	First Amended and Restated Articles of Organization of Heron Lake BioEnergy, LLC (1)
3.2	Member Control Agreement of Heron Lake BioEnergy, LLC, as amended through March 29, 2008 (1)
4.1	Form of Class A Unit Certificate (1)
10.1	Fourth Amended and Restated Loan Agreement dated October 1, 2007 by and between AgStar Financial Services, PCA and Heron Lake BioEnergy, LLC (1)
10.2	Third Supplement dated October 1, 2007 to Fourth Amended and Restated Loan Agreement by and between AgStar Financial Services, PCA and Heron Lake BioEnergy, LLC (1)
10.3	Fourth Supplement dated October 1, 2007 to Fourth Amended and Restated Loan Agreement by and between AgStar Financial Services, PCA and Heron Lake BioEnergy, LLC (1)
10.4	Term Note dated October 1, 2007 in principal amount of $59,583,000 by Heron Lake BioEnergy, LLC to AgStar Financial Services, PCA as lender (1)
10.5	Term Revolving Note dated October 1, 2007 in principal amount of $5,000,000 by Heron Lake BioEnergy, LLC to AgStar Financial Services, PCA as lender (1)
10.6	Personal Guaranty dated October 1, 2007 by Roland Fagen, guarantor, in favor of AgStar Financial Services, PCA (1)

10.7	Fourth Amended and Restated Guaranty dated October 1, 2007 by Lakefield Farmers Elevator, LLC in favor of AgStar Financial Services, PCA (1)
10.8	Fifth Supplement dated November 19, 2007 to Fourth Amended and Restated Loan Agreement by and between AgStar Financial Services, PCA and Heron Lake BioEnergy, LLC (1)
10.9	Revolving Line of Credit Note dated November 19, 2007 in principal amount of $7,500,000 by Heron Lake BioEnergy, LLC to AgStar Financial Services, PCA as lender (1)
10.10

Industrial Water Supply Development and Distribution Agreement dated October 27, 2003 among Heron Lake BioEnergy, LLC (f/k/a Generation II Ethanol, LLC), City of Heron Lake, Jackson County, and Minnesota Soybean Processors (1)

10.11	Industrial Water Supply Treatment Agreement dated May 23, 2006 among Heron Lake BioEnergy, LLC, City of Heron Lake and County of Jackson (1)
10.12	Standard Form of Agreement between Owner and Designer — Lump Sum dated September 28, 2005 by and between Fagen, Inc. and Heron Lake BioEnergy, LLC† (1)
10.13	Distiller’s Grain Marketing Agreement dated October 5, 2005 by and between Heron Lake BioEnergy, LLC and Commodity Specialist Company as assigned to CHS Inc. as of August 17, 2007 (1)
10.14	Ethanol Fuel Marketing Agreement dated August 7, 2006 by and between RPGM, Inc. and Heron Lake BioEnergy, LLC (1)
10.15	Letter Agreement re: Environmental Compliance Support dated March 12, 2007 by and between Fagen Engineering, LLC Heron Lake BioEnergy, LLC (1)
10.16	Coal Loading, Transport, and Delivery Agreement effective as of April 1, 2007 by and between Tersteeg Transport Inc. and Heron Lake BioEnergy, LLC (1)
10.17	Coal Transloading Agreement dated June 1, 2007 by and between Southern Minnesota Beet Sugar Cooperative and Heron Lake BioEnergy, LLC† (1)
10.18	Master Coal Purchase and Sale Agreement dated June 1, 2007 by and between Northern Coal Transport Company and Heron Lake BioEnergy, LLC, including confirmation letter dated July 13, 2007† (1)
10.19	Loan Agreement dated December 28, 2007 by and between Federated Rural Electric Association and Heron Lake BioEnergy, LLC (1)
10.20	Secured Promissory Note issued December 28, 2007 by Heron Lake BioEnergy, LLC as borrower to Federated Rural Electric Association as lender in principal amount of $600,000 (1)
10.21	Security Agreement dated December 28, 2007 by Heron Lake BioEnergy, LLC in favor of Federated Rural Electric Association (1)
10.22	Electric Service Agreement dated October 17, 2007 by and between Interstate Power and Light Company and Heron Lake BioEnergy, LLC (1)
10.23	Shared Savings Contract dated November 16, 2007 by and between Interstate Power and Light Company and Heron Lake BioEnergy, LLC (1)
10.24	Escrow Agreement dated November 16, 2007 by and between Heron Lake BioEnergy, LLC, Farmers State Bank of Hartland for the benefit of Interstate Power and Light Company (1)
10.25	Employment Agreement dated February 1, 2008 by and between Heron Lake BioEnergy, LLC and Robert J. Ferguson* (1)
10.26	Services Contract dated March 1, 2007 by and between Heron Lake BioEnergy, LLC and Gerber & Haugen, P.L.L.P. relating to the services of James A. Gerber* (1)
10.27	Letter Agreement dated February 28, 2008 by and between Heron Lake BioEnergy, LLC and Gerber & Haugen, P.L.L.P. relating to the services of James A. Gerber* (1)
10.28	Compliance Agreement effective January 23, 2007 by and between Heron Lake BioEnergy, LLC and the Minnesota Pollution Control Agency
21.1	Subsidiaries of the Registrant (1)

*	Indicates compensatory agreement.
†

Certain portions of this exhibit have been redacted and filed on a confidential basis with the Commission pursuant to a request for confidential treatment under Rule 24b-2 of under the Exchange Act. Spaces corresponding to the deleted portions are represented by brackets with asterisks [***].

(1)	Previously filed

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2008	HERON LAKE BIOENERGY, LLC

	By:	/s/ Robert J. Ferguson

Robert J. Ferguson President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities indicated on October 2, 2008.

	/s/ Robert J. Ferguson	Chief Executive Officer and President
	Robert J. Ferguson	(principal executive officer), Governor

	/s/ James A. Gerber	Interim Chief Financial Officer (principal financial
	James A. Gerber	and accounting officer)

	*	Governor
Doug Schmitz

	*	Governor
Michael S. Kunerth

	*	Governor
David J. Woestehoff

	*	Governor
David J. Bach

	*	Governor
Timothy O. Helgemoe

	*	Governor
Milton J. McKeown

	*	Governor
David M. Reinhart

	*	Governor
Brian D. Thome

	*	Governor
Robert J. Wolf

* By	/s/ Robert J. Ferguson
Robert J. Ferguson
Attorney-In-Fact

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors and Members of

Heron Lake BioEnergy, LLC and Subsidiary

Heron Lake, Minnesota

We have audited the accompanying consolidated balance sheets of Heron Lake BioEnergy, LLC and Subsidiary, as of October 31, 2007 and 2006, and the related consolidated statements of income, members’ equity, and cash flows for each of the years in the three year period ended October 31, 2007.  Heron Lake BioEnergy, LLC and Subsidiary’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements,assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heron Lake BioEnergy, LLC and Subsidiary, as of October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota

March 18, 2008

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Balance Sheets

	October 31, 2007	October 31, 2006

ASSETS
Current Assets
Cash and equivalents	$3,090,329	$2,624,064
Restricted cash	221,350	512,850
Accounts receivable	1,954,126	403,683
Inventory	18,991,390	4,129,757
Prepaid expenses	124,858	73,074
Total current assets	24,382,053	7,743,428

Property and Equipment
Land and improvements	12,283,575	2,292,544
Plant buildings and equipment	96,859,303	2,585,934
Vehicles and other equipment	661,272	101,500
Office buildings and equipment	566,928	143,125
	110,371,078	5,123,103
Accumulated depreciation	(1,518,157)	(310,311)
	108,852,921	4,812,792
Construction in progress	—	55,672,074
Net property and equipment	108,852,921	60,484,866

Other Assets
Deferred loan costs, net	572,234	549,291
Debt service deposits and other	152,750	1,000
Total other assets	724,984	550,291

Total Assets	$133,959,958	$68,778,585

Notes to Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Balance Sheets

	October 31, 2007	October 31, 2006

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Checks written in excess of bank balance	$514,633	$523,605
Line of credit	6,974,235	848,060
Note payable - related party	4,202,930	—
Current maturities of long-term debt	2,747,061	5,836,241
Accounts payable:
Trade accounts payable	8,610,097	2,232,296
Trade accounts payable - related party	1,435,520	94,543
Construction payable	349,042	1,126,734
Construction payable - related party	3,839,413	13,756,214
Accrued expenses	853,750	208,173
Derivative instruments	186,237	915,533
Total current liabilities	29,712,918	25,541,399

Long-Term Debt, net of current maturities	62,281,899	3,503,759

Commitments and Contingencies

Members’ Equity, 27,104,625 and 23,129,625 Class A units outstanding at October 31, 2007 and 2006, respectively	41,965,141	39,733,427

Total Liabilities and Members’ Equity	$133,959,958	$68,778,585

Notes to Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Statements of Operations

	Year Ended	Year Ended	Year Ended
	October 31, 2007	October 31, 2006	October 31, 2005

Revenues	$23,560,498	$10,111,931	$—

Cost of Goods Sold	24,313,695	9,818,395	—

Gross Profit	(753,197)	293,536	—

Operating Expenses
Professional and consulting fees	820,940	113,113	232,857
General and administrative	2,706,259	1,852,229	548,658
Total operating expenses	3,527,199	1,965,342	781,515

Operating Loss	(4,280,396)	(1,671,806)	(781,515)

Other Income (Expense)
Grant income	—	—	148,121
Interest income	9,166	994,660	287,651
Interest expense	(1,181,442)	(76,695)	(121)
Other income (expense)	4,386	112,696	1,760
Total other income (expense), net	(1,167,890)	1,030,661	437,411

Net Loss	$(5,448,286)	$(641,145)	$(344,104)

Weighted Average Units
Outstanding - Basic and Diluted	26,361,406	23,129,554	2,820,534

Net Loss Per
Unit - Basic and Diluted	$(0.21)	$(0.03)	$(0.12)

Notes to Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Statements of Changes in Members’ Equity

Balance - October 31, 2004	$661,138

Capital contribution - 21,604,875 Class A units $1.82, $1.90, and $2.00 per unit, October 2005	40,000,000

Issuance of 255,000 Class A units for the purchase of land, October 2005	500,000

Warrants issued for the purchase of 225,000 Class A units for services	69,000

Cost of raising capital	(524,462)

Net loss for the year ended October 31, 2005	(344,104)

Balance - October 31, 2005	40,361,572

Issuance of 6,500 Class A units for the purchase of easement, November 2005	13,000

Net loss for the year ended October 31, 2006	(641,145)

Balance - October 31, 2006	39,733,427

Capital Contribution - 3,750,000 Class A units, $2.00 per unit, December 2006	7,500,000

Capital Contribution - exercise of warrants for 225,000 Class A units, $.80 per unit, August 2007	180,000

Net loss for the year ended October 31, 2007	(5,448,286)

Balance - October 31, 2007	$41,965,141

Notes to Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	October 31, 2007	October 31, 2006	October 31, 2005

Cash Flow From Operating Activities
Net loss	$(5,448,286)	$(641,145)	$(344,104)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,269,117	302,647	5,739
Change in fair value of derivative instruments	150,088	915,533	—
Gain on disposal of assets	(4,396)	(28,540)	—
Warrants issued for services	—	—	69,000
Change in assets and liabilities:
Restricted cash	291,500	(512,850)	—
Accounts receivable	(1,550,443)	(380,383)	(23,300)
Inventory	(14,861,633)	(3,569,069)	—
Prepaid expenses	(51,784)	(60,580)	(7,367)
Derivative instruments	(879,384)	—	—
Accounts payable	7,718,778	1,821,999	90,445
Accrued expenses	645,577	196,288	9,999
Net cash used in operating activities	(12,720,866)	(1,956,100)	(199,588)

Cash Flows from Investing Activities
Proceeds from short term - investments	—	—	299,859
Proceeds from sale of assets	29,421	338,000	—
Payments for elevator assets	—	(1,093,298)	(117,390)
Capital expenditures	(4,204,339)	(35,560,610)	(41,667)
Net cash provided by (used in) investing activities	(4,174,918)	(36,315,908)	140,802

Cash Flows from Financing Activities
Checks written in excess of bank balance	(8,972)	523,605	—
Proceeds from line of credit	6,126,175	848,060	—
Proceeds from note payable - related party	4,202,930	—	—
Proceeds from long-term debt	—	—	488,251
Payments on long-term debt	(307,168)	(98,726)	—
Payments for loan costs	(179,166)	(496,723)	(204,499)
Debt service deposits	(151,750)	—	—
Member contributions	7,500,000	—	40,000,000
Member contributions related to warrant exercise	180,000	—	—
Redemption of member units	—	—	(750)
Payments for cost of raising capital	—	—	(199,107)
Net cash provided by financing activities	17,362,049	776,216	40,083,895

Net Increase (Decrease) in cash and equivalents	466,265	(37,495,792)	40,025,109

Cash and Equivalents- Beginning of period	2,624,064	40,119,856	94,747

Cash and Equivalents- End of period	$3,090,329	$2,624,064	$40,119,856

Notes to Consolidated Financial Statements are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	October 31, 2007	October 31, 2006	October 31, 2005

Supplemental Disclosure of Cash Flow Information
Interest expense paid	$589,118	$76,707	$121
Interest capitalized paid	2,802,010	378,851	9,159
Total interest paid	$3,391,128	$455,558	$9,280

Supplemental Disclosure of Non-Cash Activities
Property and equipment in construction payables	$4,188,455	$14,882,948	$314,434
Property and equipment financed by long-term debt	$40,245,680	$2,010,575	$1,438,900
Assessment payable related to property and equipment	$867,500	$3,550,000	$—
Loan costs capitalized with property and equipment	$99,387	$151,931	$—
Construction payables refinanced with long-term debt	$14,882,948	$—	$—
Note payable for elevator assets purchased	$—	$1,950,000	$—
Issuance of units for easement	$—	$13,000	$—
Note payable repaid with construction note	$—	$439,900	$—
Land option exercised for land purchase	$—	$—	$1,000
Issuance of units for land purchase	$—	$—	$500,000
Payments for acquisition costs in accounts payable	$—	$—	$20,385
Other assets financed by note payable	$—	$—	$1,000

Notes to Consolidated Financial Statements are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized to fund and construct a 50 million gallon ethanol plant near Heron Lake, Minnesota with ethanol distribution to upper Midwest states.  In addition, the Company intends to produce and sell distillers grains with solubles as co-products of ethanol production.  The Company was formed on April 12, 2001 to have an indefinite life.  The Company began its ethanol plant operations in September 2007.  Prior to September 2007, the Company was in the development stage.  In December 2005, the Company acquired certain assets of Farmers Co-operative Elevator of Lakefield to give the Company the ability to procure and store corn more favorably as described in Note 3.  Since the plant did not commence ethanol operations until September 2007, the Company sold and distributed corn and other grains of approximately $16,801,000 and $10,112,000 in fiscal 2007 and 2006, respectively.  The Company expects future revenue from grain merchandising to decline significantly.

Principles of Consolidation

The financial statements include the accounts of Heron Lake BioEnergy, LLC and its wholly owned subsidiary, Lakefield Farmers Elevator, LLC, collectively, the “Company.”  All significant intercompany balances and transactions are eliminated in consolidation.

Fiscal Reporting Period

The Company’s fiscal year end for reporting financial operations is October 31.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales is recorded when title transfers to the customer, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed and determinable.  The title transfers when the product is loaded into the railcar or truck, the customer takes ownership and assumes risk of loss.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and equivalents.

The Company maintains its accounts at five financial institutions.  At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation.  The Company does not believe it is exposed to any significant credit risk on cash and equivalents.

Restricted Cash

The Company is periodically required to maintain cash balances at its broker related to derivative instrument positions.

Accounts Receivable

Credit terms are extended to customers in the normal course of business.  The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral.

Accounts receivable are recorded at their estimated net realizable value.  Accounts are considered past due if payment is not made on a timely basis in accordance with the Company’s credit terms.  Accounts considered uncollectible are written off.  The Company’s estimate of the allowance for doubtful accounts is based on historical experience, its evaluation of the current status of receivables, and unusual circumstances, if any.  At October 31, 2007 and 2006, the Company was of the belief that such accounts would be collectable and thus an allowance was not considered necessary.

Inventory

Inventory consists of raw materials, work in process, finished goods, supplies, and other grain inventory, primarily consisting of soybeans.  Corn is the primary raw material and, along with other raw materials and supplies, is stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Work in process and finished goods, which consists of ethanol and distillers grains produced, are stated at the lower of average cost or market.  Other grain inventory, which consists of agricultural commodities, is valued at market value (net realizable value).  Other grain inventory is readily convertible to cash because of its commodity characteristics, widely available markets and international pricing mechanisms.  Other grain inventory is also freely traded, has quoted market prices, may be sold without significant further processing, and has predictable and insignificant disposal costs.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Derivative Instruments

The Company accounts for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchases or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal are documented as normal and exempted from accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

In order to reduce the risk caused by market fluctuations of corn, the Company may use option, futures and swap contracts.  These contracts are used to fix the purchase price of the Company’s anticipated requirements of corn in production activities.  The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets.  The fair value of the derivatives is continually subject to change due to the changing market conditions.  The Company does not typically enter into derivative instruments other than for hedging purposes.  On the date the derivative instrument is entered into, the Company will designate the derivative as a hedge.  Changes in the fair value of a derivative instrument that is designated as, and meets all of the required criteria, for a cash flow or fair value hedge is recorded in accumulated other comprehensive income and reclassified into earnings as the hedged items affect earnings.  Changes in the fair value of a derivative instrument that is not designated as, and accounted for, as a cash flow or fair value hedge is recorded in current period earnings.  Although certain derivative instruments may not be designated as, and accounted for, as a cash flow or fair value hedge, they are economic hedges of specified risks.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided over an estimated useful life by use of the straight-line deprecation method.  Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.  Construction in progress is comprised of costs related to the construction of the ethanol plant facilities.  Interest is capitalized during the construction period.  Depreciable useful lives are as follows:

Land improvements	15 Years
Plant building and equipment	7 - 40 Years
Vehicles and equipment	5 - 7 Years
Office buildings and equipment	3 - 40 Years

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Long-Lived Assets

The Company reviews property and equipment and other long-lived assets for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition of construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.

Recoverability is assumed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use of the eventual disposal of the asset, as well as specific appraisal in certain instances.  An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.  The Company has not recognized any long-lived asset impairment charges as of October 31, 2007 and 2006.

Offering Costs

The Company deferred the cost incurred to raise equity financing until the financing occurred.  In October 2005, equity proceeds were released from escrow and offering costs were netted against the proceeds received.

Deferred Loan Costs

Costs associated with the issuance of the debt discussed in Notes 7 and 9 are recorded as deferred loan costs, net of accumulated amortization.  Loan costs are amortized to operations over the term of the related debt using the effective interest method. Prior to the commencement of operations in September 2007, the Company capitalized loan costs with interest costs during the construction of the plant.  Once operations commenced, loan cost amortization was expensed.

Grants

The Company recognizes grant income for reimbursement of expenses incurred upon complying with the conditions of the grant.  For reimbursements of incremental expenses (expenses the Company otherwise would not have incurred had it not been for the grant), the grant proceeds are recognized as a reduction of the related expense.  For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant.

Financial Instruments

The Company believes the carrying value of cash and equivalents and restricted cash approximate fair value.

The Company believes the carrying amount of derivative instruments approximates fair value based on quoted prices in active exchange-traded or over-the-counter markets.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

It is not currently practicable to estimate the fair value of the line of credit, note payable or long-term debt.  These agreements contain certain unique terms, conditions, covenants, and restrictions, as discussed in Notes 7, 8, and 9, which make comparisons to similar instruments impractical.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.  Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the alternative depreciation system (ADS) for tax depreciation instead of the straight-line method that is used for book depreciation, which also causes temporary differences.

Share-Based Compensation

In 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards.

Prior to 2006, the Company accounted for the grants of warrants using the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.  Had compensation cost for share-based awards been determined consistent with SFAS 123R, the net loss would have been adjusted to the following pro forma amounts for the year ended October 31, 2005:

Net loss, as reported	$(344,104)
Plus: Share-based compensation expense determined under fair value based methods	69,000
Less: Share-based compensation expense determined under fair value based methods	(69,000)
Pro forma net loss	$(344,104)

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Net Income (Loss) per Unit

Basic net income (loss) per unit is computed by dividing net income (loss) by the weighted average number of members’ units outstanding during the period.  Diluted net income or loss per unit is computed by dividing net income (loss) by the weighted average number of members’ units and members’ unit equivalents outstanding during the period.  The warrants were not included in the calculation of diluted net loss per unit in fiscal 2007, 2006, and 2005 as they would have been anti-dilutive.

Environmental Liabilities

The Company’s operations are subject to environmental laws and regulations adopted by various governmental entities in the jurisdiction in which it operates.  These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its location.  Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events.  Environmental liabilities are recorded when the liability is probable and the costs can be reasonably estimated.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007. It is effective for certain non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have, if any, on its results of operations, financial position and related disclosures, but does not expect it to have a material impact on the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment to FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is in the process of evaluating the effect, if any, that the adoption of SFAS No.159 will have on its results of operations and financial position.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Reclassifications

The balance sheet at October 31, 2006, changed to reclassify property and equipment amounts within property and equipment to conform to classifications used at October 31, 2007.  This reclassification had no effect on members’ equity, net income, or net cash flow previously reported.

2.  ASSETS PURCHASED

The Company formed its wholly owned subsidiary, Lakefield Farmers Elevator, LLC, for the purpose of purchasing assets from Farmers Co-operative Elevator of Lakefield.  On December 15, 2005, the Company purchased certain current assets, primarily inventory, of approximately $561,000 and property and equipment of approximately $2,600,000 for a total purchase price of approximately $3,161,000.  The assets are intended to provide additional storage of corn inventory and to allow the Company to more favorably procure corn for its ethanol operations.  The Company paid cash for these assets.  Since the ethanol plant experienced delays in commencing operations, the Company sold and distributed corn and other grains during fiscal 2006 and 2007, but considers this activity ancillary to its primary purpose of providing additional storage and procurement of corn for the ethanol plant.

3.  CONCENTRATIONS

The Company sells all of the ethanol and distiller grains produced to two customers under marketing agreements as described in Note 14.  At October 31, 2007, these two customers comprised 91% of accounts receivable.

4.  INVENTORY

Inventory consists of the following at October 31:

	2007	2006

Raw materials	$14,922,916	$3,268,700
Work in process	899,160	—
Finished goods	1,050,411	—
Supplies	160,840	—
Other grains	1,958,063	861,057
Totals	$18,991,390	$4,129,757

In addition, the Company stored corn and bean inventory for farmers.  The value of these inventories owned by others is approximately $281,000 and $3,694,000 based on market prices at October 31, 2007 and 2006, respectively.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

5. DERIVATIVE INSTRUMENTS

At October 31, 2007 and 2006, the Company recorded a liability for derivative instruments of approximately $186,000 and $916,000, respectively.  None of the positions open at October 31, 2007 and 2006 are designated as cash flow or fair value hedges.  The Company has recorded a loss of approximately $2,654,000 and $747,000 in cost of goods sold related to its derivative instruments for fiscal 2007 and 2006, respectively.  There were no corresponding gains and losses related to derivative instruments for fiscal 2005.

6. CONSTRUCTION IN PROGRESS

The Company capitalizes construction costs and construction period interest until the assets are placed in service. During fiscal 2007, 2006, and 2005, the Company capitalized interest during the construction period of approximately $2,901,000, $643,000 and $18,000, respectively.  Capitalized interest includes deferred loan costs that are amortized over the life of the loans, which totaled approximately $99,000 and $152,000 during fiscal 2007 and 2006, respectively.  Loan cost amortization was not significant during 2005.

7.  LINE OF CREDIT

The Company has a line of credit for up to $7,500,000, subject to certain borrowing base requirements, due November 2008.  In May 2007, the line of credit was increased from $5,700,000.  Amounts available under the line of credit are reduced by outstanding standby letters of credit.  Interest accrues on borrowings at the one month LIBOR plus 3.25%, which totaled 9.07% and 8.58% at October 31, 2007 and 2006, respectively.  The Company has a .25% commitment fee on the unused portion of the line of credit.  At October 31, 2007 and 2006, outstanding borrowings on the line of credit balance equaled $6,974,235 and $848,060, respectively.  The Company has outstanding standby letters of credit of $400,000 at October 31, 2007.

The line of credit and the term note and revolving term note discussed in Note 8 are subject to a general security agreement with the lending institution bank.  The terms of this agreement require the Company to maintain certain financial ratios and covenants such as working capital and net worth requirements, minimum debt to equity and debt service coverage, and restrictions on distributions.  Borrowings under the agreement are secured by substantially all corporate assets.

8. NOTE PAYABLE – RELATED PARTY

In July 2007, the owner of the general contractor advanced approximately $4,203,000 to the Company for the purchase of inventory.  Interest on the note accrues at 8.75% and had a maturity date of December 2007.  The Company repaid the note in November 2007.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

9.  LONG-TERM DEBT

Long-term debt consists of the following at October 31:

	2007	2006

Term note payable to lending institution, see terms below.	$59,583,000	$—

Revolving term note payable to lending institution, see terms below.	1,116,505	—

Construction note payable to lending institution, see terms below.	—	5,690,000

Note payable to Jackson County with interest at 4.00%, forgivable two years after plant completion based upon job creation thresholds at specified wages as part of the plant development, but no later than November 1, 2009. If the Company fails to meet the terms of the note, principal and accrued interest will be due and payable on November 1, 2009.	100,000	100,000

Assessment payable as part of water treatment agreement described in Note 14, due in semi-annual installments of $189,393 with interest at 6.55%, enforceable by statutory lien, with the final payment due in 2021. The Company is required to make deposits over 24 months, which began in January 2007, for one years worth of debt service payments that are held on deposit to be applied with the final payments of the assessment.	3,326,250	3,550,000

Assessment payable as part of water treatment agreement described in Note 14, due in semi-annual installments of $25,692 with interest at 0.50%, enforceable by statutory lien, with the final payment due in 2016.	451,115	—

Assessment payable as part of water supply agreement described in Note 14, due in monthly installments of $4,126 with interest at 8.73%, enforceable by statutory lien, with the final payment due in 2019.	354,229	—

Note payable for equipment, with monthly payments of $3,676 including effective interest of 6.97%, due in April 2011, secured by equipment.	97,861	—
Totals	65,028,960	9,340,000
Less amounts due within one year	2,747,061	5,836,241

Net long-term debt	$62,281,899	$3,503,759

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Construction and Term Notes Payable

In September 2005, the Company obtained debt financing from a lending institution in the form of a construction loan and line of credit, as described in Note 7.  In December 2006, the construction loan was amended to increase the amounts available up to $64,583,000.  The construction loan incurred interest at the one-month LIBOR plus 3.25%, which totaled 8.58% at October 31, 2006. The construction loan converted to a $59,583,000 term note and a $5,000,000 revolving term note in October 2007.

The term note requires interest only payments from November 2007 to April 2008 at the one-month LIBOR plus 3.25%, which totaled 9.07% at October 31, 2007.  Beginning in May 2008, the Company will make equal monthly payments of principal and interest to amortize the note over a period not to exceed ten years, with a final balloon payment due in October 2012.  In addition, the Company is required to make additional payments on the term note of excess cash flow, as defined in the agreement, up to $2,000,000 per year to the lending institution until the Company meets a specified financial ratio.  As part of the debt financing, the premium above LIBOR may be reduced based on the ratio of members’ equity to assets.

The term note, the revolving term note described below, and the line of credit described in Note 7 are subject to a common credit agreement containing various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements and are secured by a security agreement on all of the Company’s business assets.  The owner of the general contractor has guaranteed approximately $3,740,000 of the term note and revolving term note.

Revolving Term Note

The Company has a revolving term note with the same lending institution for up to $5,000,000 for cash and inventory management purposes.  The Company pays interest on principal advances monthly at the one-month LIBOR rate plus 3.25%, which totaled 9.07% at October 31, 2007.  The availability under this note declines by $500,000 annually beginning in October 2008 until October 2011 when it will be $3,000,000 until the maturity in October 2012.  The Company pays a commitment fee of 0.35% per annum on the unused portion of the revolving term note.

At October 31, 2007, the Company was not in compliance with the debt covenant related to the annual submission of financial statements within 120 days. The lender waived compliance for this violation.

Estimated maturities of long-term debt at October 31, 2007 are as follows:

2008	$2,747,061
2009	5,107,033
2010	4,981,872
2011	5,260,566
2012	44,034,155
After 2012	2,898,273

Total long-term debt	$65,028,960

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

10.  MEMBERS’ EQUITY

The Company is authorized to issue 50,000,000 capital units, of which 28,750,000 have been designated Class A units, 11,250,000 have been designated as Class B units, and 10,000,000 have not yet been designated.  Members shall exercise their voting power in proportion to units held without regard to class, and are entitled to one vote for each unit held, subject to the appointment rights to the Board as provided in the Member Control Agreement.  No member may transfer all or any portion of an interest without prior written consent of the Board of Governors.  Subject to the Member Control Agreement, all units share equally in the profits and losses, distributions of assets, and voting rights on a per unit basis.

The Company was initially capitalized by contributions from its founding members and additional seed capital investors.  The founding members contributed $94,750 in exchange for 189,500 Class A units.  In addition, 122 members contributed an additional $39,750 for 79,500 Class A units.

Private Placement Memorandum

The Company issued a Private Placement Memorandum dated March 24, 2004 for the sale of 1,000,000 Class A units.  The units were offered at a price of $1.00 per unit.  All 1,000,000 units were sold and issued at April 30, 2004.

In April 2004, the Company issued 28,750 Class A units in exchange for a $50,000 contribution from Minnesota Soybean Processors as part of the agreement described in Note 13.

In connection with an amendment to the Articles of Organization in June 2004, members had the temporary right to demand payment for the fair value of their units. Members had thirty days to exercise the redemption right.  The Company determined the fair value of these units was equal to the amount of capital contribution with respect of such units.  The Company had 27 members exercise their redemption rights, which resulted in a total reduction of 13,500 Class A units and contributed capital of $6,750.  In addition, the Company redeemed 21,000 Class A units for $10,500 of a Governor who resigned.  The Company redeemed at total of 34,500 Class A units for $17,500.  All redemption rights ended in July 2004.

Warrants

The Company authorized warrants for 25,000 Class A units to the existing nine members of the Board of Governors.  The warrants granted to each member of the Board of Governors the right to purchase 25,000 Class A units at an exercise price of $.80 per unit.  The warrants vested at financial closing in fiscal 2005 and were exercisable for a period of five years thereafter.  The warrants were subject to forfeiture if the Governor did not continuously remain a Governor up to financial closing.  The Company recorded compensation expense of approximately $69,000 in fiscal 2005 related to the warrants.  These units were not used in the computation of net loss per unit for fiscal 2007, 2006, or 2005 as they would have been anti-dilutive.  All of the warrants were exercised in August 2007 whereby the Company received $180,000.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Registration Statement

The Company prepared a Registration Statement in Minnesota offering 20,000,000 Class A units for $40,000,000 and was declared effective in September 2004.  The offering included subscription incentives for early investment by providing investors who invested by pre-determined dates with additional units.  On January 29, 2005, the Company closed the offering, having raised $40,000,000 in exchange for 21,604,875 Class A, units and funds were released from escrow in October 2005.  Included in the $40,000,000 was $4,100,000 invested by an affiliate of the general contractor.

In October 2005, the Company issued 255,000 Class A units valued at $500,000 as partial payment for land owned by a member, as described in Note 13.

In November 2005, the Company issued 6,500 Class A units valued at $13,000 as partial payment for a land easement from a member, as described in Note 13.

In December 2006, an affiliate of the general contractor invested an additional $7,500,000 in exchange for 3,750,000 Class A units, as described in Note 13.

At October 31, 2007, the Company had 27,104,625 Class A units issued and outstanding.

11. LEASES

The Company leases equipment, primarily rail cars, under operating leases through 2017.  Equipment under operating lease primarily represents rail cars for which the rentals began in August 2007.  Rent expense for fiscal 2007, 2006, and 2005 was approximately $225,000, $9,000 and $4,000, respectively.

At October 31, 2007, the Company had the following minimum future lease payments, which at inception had non-cancelable terms of more than one year:

2007	$840,228
2008	837,352
2009	831,600
2010	831,600
2011	831,600
After 2011	4,019,400

Total lease commitments	$8,191,780

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

12. INCOME TAXES

The differences between consolidated financial statement basis and tax basis of assets were as follows at October 31:

	2007	2006

Consolidated financial statement basis of assets	$133,959,958	$68,778,585
Plus: Organization and start-up costs capitalized	4,328,425	2,392,439
Plus: Warrant compensation expense	—	69,000
Less: Accumulated tax depreciation and amortization greater than financial statement basis	(1,858,200)	(256,322)

Income tax basis of assets	$136,430,183	$70,983,702

	2007	2006

Consolidated financial statement basis of liabilities	$91,994,817	$29,045,158
Less: Unrealized losses on derivatives	(186,238)	(915,533)
Less: Accrued expenses	(71,311)	—

Income tax basis of liabilities	$91,737,268	$28,129,625

13. RELATED PARTY TRANSACTIONS

The Company purchased a parcel of land in fiscal 2005 from a member of the Company that is adjacent to the site where the ethanol plant is being built.  The land was purchased for $1,500,000 with $500,000 of the purchase price being paid for with the issuance of 255,000 Class A units of the Company.

In November 2005, the Company entered into an agreement with a member for a perpetual easement across the member’s land for $14,000, consisting of $1,000 in cash and 6,500 Class A units in the Company.

An affiliate of the general contractor of the plant became a member of the Company during fiscal 2005 by investing $4,100,000.  In December 2006, the affiliate invested an additional $7,500,000 in exchange for 3,750,000 Class A units.  The Company incurred approximately $81,287,000 in costs related to the design-build agreement and change orders as described in Note 14.  The Company was advanced approximately $4,203,000 from the owner of the general contractor for the purchase of inventory as described in Note 8, which was repaid in November 2007.

In May 2006, the Company purchased land and buildings from a member for $500,000 that is adjacent to the site where the ethanol plant is being built.

In December 2006, the Company entered into an agreement with a member to construct an electrical substation for approximately $1,020,000.  In November 2007, the Company obtained a loan from this member as described in Note 15.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

The Company purchased approximately $8,836,000 and $1,218,000 of corn from members in fiscal 2007 and 2006, respectively.

14. COMMITMENTS AND CONTINGENCIES

Plant Construction

In October 2005, the Company signed a lump-sum design-build agreement with a general contractor, who is a related party, for approximately $76,700,000.  Change orders are provided in the design-build agreement upon mutual agreement and have raised the total costs to approximately $81,287,000.  Monthly applications are submitted for work performed.  Final payment will be due once the plant meets certain operating performance criteria.  The design-build agreement included a provision whereby the general contractor receives an early completion bonus of $10,000 per day for each day the construction is complete prior to 470 days.  In addition, the general contractor will owe the Company liquidated damages of $20,000 per day for each day construction is not complete after 500 days, limited to $10,000,000.  No amounts have been recorded based on the completion date of the plant.  The ethanol plant must meet certain performance and emission standards and the general contractor retains liability for failure to meet these standards along with potential liquidated damages.  The Company is undergoing performance testing in early 2008 and has not yet determined if any liquidated damages will be owed to the Company.

Water Agreements

In October 2003, the Company entered into an industrial water supply development and distribution agreement with the City of Heron Lake for 15 years.  The Company will have the exclusive rights to the first 600 gallons per minute of capacity that is available from the well, and provides for the Company, combined with Minnesota Soybean Processors (MnSP), to approve any other supply contracts that the City may enter into. In consideration, the Company will pay one half of the City’s water well bond payments of $735,000, plus a 5% administrative fee, totaling approximately $594,000, and operating costs, relative to the Company’s water usage, plus a 10% profit.  These costs will be paid as water usage fees at such time as the plant becomes operational.  The Company has recorded an assessment of approximately $367,000 with long-term debt as described in Note 9.  The Company pays operating and administrative expenses of approximately $12,000 per year.

In November 2003, the Company entered into a water supply agreement with MnSP.  The agreement provides for the inclusion of MnSP in the aforementioned water supply agreement with the City of Heron Lake, with additional obligations to the City that MnSP has agreed to.  In consideration for being included in this agreement and $50,000 worth of capital units, which was agreed to be 28,750 units, MnSP paid the Company $100,000.

In May 2006, the Company entered into a water treatment agreement with the City of Heron Lake and Jackson County for 30 years.  The Company will pay for operating and maintenance costs of the plant in exchange for receiving treated water.  In addition, the Company agreed to an assessment for a portion of the capital costs of the water treatment plant.  The Company has recorded assessments with long-term debt of $500,000 and $3,550,000 in fiscal 2007 and 2006, respectively, as described in Note 9.  The Company pays operating and maintenance expenses of approximately $205,000 per year.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

Marketing Agreements

The Company has a marketing agreement with an unrelated party for the exclusive right to market, sell and distribute the entire ethanol inventory produced by the Company.  The Company will pay a marketing fee of $.01 per gallon.  The initial term is for two years with renewal options thereafter.  The Company would assume certain rail car leases if the agreement is not renewed.

The Company has a distiller’s grain marketing agreement with an unrelated party to purchase all of the Company’s distillers grains.  The agreement provides for predetermined formulas for the sale of distiller’s grains and solubles.  The initial term is for one year after operations commenced and is terminable thereafter with 90 days written notice.

Legal Proceeding

The Company was subject to a legal challenge from three special interest groups related to its air-emissions permit for the plant.  The permit and subsequent amendment were issued by the Minnesota Pollution Control Agency and were appealed to the Minnesota Court of Appeals and Minnesota Supreme Court.  The Minnesota Court of Appeals affirmed the issuance of the permit in 2006.  In fiscal 2007, the Minnesota Supreme Court dismissed the appeal after the Company agreed to expand their air permit to a major emissions source.  The application for the major source permit was filed in August 2007.

Contractual Obligations

The following table provides information regarding the consolidated contractual obligations of the Company as of October 31, 2007:

	Total	Less than One Year	One to Three Years	Three to Five Years	Greater Than Five Years
Long-term debt obligations (1)	$86,121,369	$5,562,298	$19,582,006	$57,065,002	$3,912,063
Operating lease obligations	8,191,780	840,228	1,668,952	1,663,200	4,019,400
Purchase obligations (2)	43,636,534	19,098,559	14,412,766	10,125,209	—
Total contractual obligations	$137,949,683	$25,501,085	$35,663,724	$68,853,411	$7,931,463

(1)          Long-term debt obligations include estimated interest and interest on unused debt.

(2)          Purchase obligations primarily include forward contracts for corn and coal.

The Company also has agreements to pay for the operating costs and maintenance expenses associated with the water agreement of approximately $12,000 and $205,000 per year with term lengths of approximately 15 and 30 years, respectively.

The Company has coal supply agreements with a minimum commitment of approximately $4,950,000 per year until May 2012, including transportation, with provisions for fuel surcharges and adjustments for inflation.  The amounts related to these agreements are included with purchase obligations in the table above.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Consolidated Financial Statements

October 31, 2007 and 2006

15.  SUBSEQUENT EVENTS

In November 2007, the Company obtained a loan for $600,000 from an electrical company, which is also an investor in the Company.  The loan was passed through from government entity that the electrical company received.  The loan requires 60 monthly payments of $6,250 with a 1% per year fee beginning in October 2009.

In November 2007, the Company was awarded and subsequently obtained a loan for $1,850,000 from a separate electrical company.  The loan was for electrical equipment previously installed by the Company.  The loan requires monthly payments of approximately $30,000 with implicit interest of 1.50% until December 2013.  The loan requires an additional $140,000 payment after the first year of the loan.  In addition, the loan is secured by equipment and approximately $1,710,000 maintained in escrow as part of the agreement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Condensed Consolidated Balance Sheets

ASSETS	July 31, 2008	October 31, 2007
	(Unaudited)
Current Assets
Cash and equivalents	$8,482,037	$3,090,329
Restricted cash	1,297,477	221,350
Accounts receivable	665,332	1,954,126
Inventory	10,482,129	18,991,390
Derivative instruments	2,966,727	—
Prepaid expenses	996,601	124,858
Total current assets	24,890,303	24,382,053

Property and Equipment
Land and improvements	12,383,206	12,283,575
Plant buildings and equipment	97,058,977	96,859,303
Vehicles and other equipment	586,521	661,272
Office buildings and equipment	572,696	566,928
	110,601,400	110,371,078
Accumulated depreciation	(5,635,184)	(1,518,157)
	104,966,216	108,852,921

Other Assets
Deferred loan costs, net	489,661	572,234
Restricted cash	1,070,197	—
Other intangibles	472,772	—
Debt service deposits and other	322,825	152,750
Total other assets	2,355,455	724,984

Total Assets	$132,211,974	$133,959,958

Notes to Condensed Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Condensed Consolidated Balance Sheets

LIABILITIES AND MEMBERS’ EQUITY	July 31, 2008	October 31, 2007
	(Unaudited)
Current Liabilities
Checks written in excess of bank balance	$—	$514,633
Line of credit	—	6,974,235
Note payable - related party	—	4,202,930
Current maturities of long-term debt	5,398,826	2,747,061
Accounts payable:
Trade accounts payable	3,248,954	8,610,097
Trade accounts payable - related party	131,074	1,435,520
Construction payable	—	349,042
Construction payable - related party	3,834,319	3,839,413
Accrued expenses	521,144	853,750
Derivative instruments	—	186,237
Total current liabilities	13,134,317	29,712,918

Long-Term Debt, net of current maturities	60,687,184	62,281,899

Commitments and Contingencies

Members’ Equity, 27,104,625 Class A units outstanding	58,390,473	41,965,141

Total Liabilities and Members’ Equity	$132,211,974	$133,959,958

Notes to Condensed Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Condensed Consolidated Statements of Operations

	Nine Months Ended	Nine Months Ended
	July 31, 2008	July 31, 2007
	(Unaudited)	(Unaudited)

Revenues	$100,387,350	$13,861,039

Cost of Goods Sold	77,946,713	13,772,537

Gross Profit	22,440,637	88,502

Operating Expenses	2,350,689	2,451,003

Operating Income (Loss)	20,089,948	(2,362,501)

Other Income (Expense)
Interest income	59,536	6,713
Interest expense	(3,756,817)	(323,187)
Other income	32,665	7,251
Total other expense, net	(3,664,616)	(309,223)

Net Income (Loss)	$16,425,332	$(2,671,724)

Weighted Average Units
Outstanding - Basic and Diluted	27,104,625	26,879,625

Net Income (Loss) Per
Unit - Basic and Diluted	$0.61	$(0.10)

Notes to Condensed Consolidated Financial Statement are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended July 31, 2008	Nine Months Ended July 31, 2007
	(Unaudited)	(Unaudited)
Cash Flow From Operating Activities
Net income (loss)	$16,425,332	$(2,671,724)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,261,460	269,914
Change in fair value of derivative instruments	(1,817,777)	87,038
Gain on disposal of assets	21,600	(2,800)
Change in assets and liabilities:
Restricted cash	(601,388)	451,570
Accounts receivable	1,288,794	(907,914)
Inventory	8,509,261	(7,683,929)
Derivative instruments	(1,335,187)	(872,793)
Prepaid expenses	(871,743)	(144,411)
Accounts payable	(6,663,825)	(3,820,343)
Accrued expenses	(332,606)	327,984
Net cash provided by (used in) operating activities	18,883,921	(14,967,408)

Cash Flows from Investing Activities
Proceeds from sale of assets	194,898	2,800
Capital expenditures	(863,169)	(2,183,678)
Payment for other intangibles	(474,183)	—
Net cash used in investing activities	(1,142,454)	(2,180,878)

Cash Flows from Financing Activities
Checks written in excess of bank balance	(514,633)	(523,605)
Proceeds from line of credit, net	(6,974,235)	4,301,174
Payments from note payable - related party	(4,202,930)	—
Proceeds from long-term debt	3,289,177	—
Payments on long-term debt	(3,942,127)	4,202,930
Payments for loan costs	—	(145,055)
Debt service deposits	(170,075)	(106,225)
Release of restricted cash	165,064	—
Member contributions	—	7,500,000
Net cash provided by (used in) financing activities	(12,349,759)	15,229,219

Net Increase (Decrease) in cash and equivalents	5,391,708	(1,919,067)

Cash and Equivalents - Beginning of period	3,090,329	2,624,064

Cash and Equivalents - End of period	$8,482,037	$704,997

Supplemental Disclosure of Cash Flow Information
Interest expense paid	$4,012,327	$323,187
Interest capitalized paid	—	1,492,244
Total interest paid	$4,012,327	$1,815,431

Supplemental Disclosure of Non-Cash Activities
Restricted cash from long-term debt proceeds	$1,710,000	$—
Property and equipment financed by long-term debt	$—	$40,740,731
Assessment payable related to property and equipment	$—	$867,500
Loan costs capitalized with property and equipment	$—	$82,815
Construction payables refinanced with long-term debt	$—	$7,087,358

Notes to Consolidated Financial Statements are an integral part of this Statement.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates a 50 million gallon ethanol plant near Heron Lake, Minnesota with ethanol distribution to upper Midwest states.  In addition, the Company produces and sells distillers grains with solubles as co-products of ethanol production.  The Company began its ethanol plant operations in September 2007.  Prior to September 2007, the Company was in the development stage.  Since the plant did not commence ethanol operations until September 2007, the Company sold and distributed corn and other grains of approximately $13,861,000 in the nine months ended July 31, 2007, respectively.  The Company also had ancillary sales of other grains of approximately $5,387,000 during the nine months ended July 31, 2008.  The Company expects future revenue from grain merchandising to decline significantly.

Basis of Presentation

These condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes included in the Company’s audited consolidated financial statements for the year ended October 31, 2007 contained in the Form 10 filed with the SEC on August 22, 2008.

The condensed consolidated interim financial statements are unaudited.  These statements included all adjustments (consisting of normal recurring accruals) that we consider necessary to present a fair statement of the results of operations, financial position, and cash flows.  The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire fiscal year.

Principles of Consolidation

The financial statements include the accounts of Heron Lake BioEnergy, LLC and its wholly owned subsidiary, Lakefield Farmers Elevator, LLC, collectively, the “Company.”  All significant intercompany balances and transactions are eliminated in consolidation.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.  The Company uses estimates and assumptions in accounting for significant matters including the useful lives of property and equipment and long-lived asset impairments. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Actual results could differ from those estimates.

Revenue Recognition

Revenue from sales is recorded when title and risk of ownership transfers to the customer, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed and determinable.  The title transfers when the product is loaded into the railcar or truck, the customer takes ownership and assumes risk of loss.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

Derivative Instruments

The Company accounts for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives.  Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales.  Normal purchases and normal sales are contracts that provide for the purchases or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business.  Contracts that meet the requirements of normal are documented as normal and exempted from accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

In order to reduce the risk caused by market fluctuations of corn and ethanol, the Company may use option, futures and swap contracts.  These contracts are used to fix the price of the Company’s anticipated purchases of corn or sales of ethanol.  The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets.  The fair value of the derivatives is continually subject to change due to the changing market conditions.  The Company does not typically enter into derivative instruments other than for hedging purposes.  On the date the derivative instrument is entered into, the Company will designate the derivative as a hedge.  Changes in the fair value of a derivative instrument that is designated as, and meets all of the required criteria, for a cash flow or fair value hedge is recorded in accumulated other comprehensive income and reclassified into earnings as the hedged items affect earnings.  Changes in the fair value of a derivative instrument that are not designated as, and accounted for, as a cash flow or fair value hedge are recorded in current period earnings.  Although certain derivative instruments may not be designated as, and accounted for, as a cash flow or fair value hedge, they are economic hedges of specified risks.

Other Intangibles

Other intangibles are stated at cost and include road improvements located near the plant in which the Company has a beneficial interest in but does not own the road.  In the period ending July 31, 2008, the road improvements were completed, and the Company began amortizing the assets over the economic useful life of 15 years.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160 (SFAS 160), Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51(Consolidated Financial Statements). SFAS 160 establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. In addition, SFAS 160 requires certain consolidation procedures for consistency with the requirements of SFAS 141, Business Combinations. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is evaluating the effect, if any, that the adoption of SFAS 160 will have on its results of operations, financial position, and related disclosures.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (SFAS No. 161), Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. SFAS 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS 133 and related hedged items accounted for under SFAS 133. SFAS 161 requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS 161 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2008. The Company currently plans to adopt SFAS 161 during its 2009 fiscal year.  The Company does not believe that implementation of this standard will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162 (SFAS No. 162), “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The Company does not believe that implementation of this standard will have a material impact on its consolidated financial position, results of operations or cash flows.

2.  INVENTORY

Inventory consists of the following at:

	July 31 2008	October 31 2007*

Raw materials	$8,588,435	$14,922,916
Work in process	1,210,019	899,160
Finished goods	15,428	1,050,411
Supplies	443,306	160,840
Other grains	224,941	1,958,063
Totals	$10,482,129	$18,991,390

* Derived from audited consolidated financial statements.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

3. DERIVATIVE INSTRUMENTS

At July 31, 2008 and October 31, 2007, the Company recorded an asset for derivative instruments of approximately $2,967,000 and a liability of approximately $186,000, respectively.  None of the positions open at July 31, 2008 and October 31, 2007 was designated as cash flow or fair value hedges.  The Company included in revenue a gain of approximately $1,117,000 related to its ethanol derivative instruments for the nine months ended July 31, 2008.  The Company did not incur any gains or losses related to revenue for the nine months ended July 31, 2007.  The Company recorded a gain of approximately $3,154,000 and a loss of approximately $2,565,000 in cost of goods sold related to its corn derivatives for the nine months ended July 31, 2008 and 2007, respectively.

4. LINE OF CREDIT

The Company has a line of credit for up to $7,500,000, subject to certain borrowing base requirements, due November 2008.  Amounts available under the line of credit are reduced by outstanding standby letters of credit.  Interest accrues on borrowings at the one month LIBOR plus 3.25%, which totaled 5.71% and 9.07% at July 31, 2008 and October 31, 2007, respectively.  The Company has a .25% commitment fee on the unused portion of the line of credit.  At July 31, 2008, the Company did not have any outstanding borrowings on the line of credit.  At October 31, 2007, outstanding borrowings on the line of credit were approximately $6,974,000 respectively.  The Company has outstanding standby letters of credit of $400,000 at July 31, 2008.

The line of credit and the term note and revolving term note discussed in Note 6 are subject to a general security agreement with the lending institution bank. The terms of this agreement require the Company to maintain certain financial ratios and covenants such as working capital and net worth requirements, minimum debt to equity and debt service coverage, and restrictions on distributions.  Borrowings under the agreement are secured by substantially all of the Company’s assets.

5. NOTE PAYABLE – RELATED PARTY

In July 2007, the owner of the general contractor advanced approximately $4,203,000 to the Company for the purchase of inventory.  Interest on the note accrued at 8.75% and had a maturity date of December 2007.  The Company repaid the note in November 2007.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

6. LONG-TERM DEBT

Long-term debt consists of the following at:

	July 31 2008	October 31 2007*

Term note payable to lending institution, see terms below.	$58,461,428	$59,583,000

Revolving term note payable to lending institution, see terms below.	1,155,872	1,116,505

Note payable to Jackson County with interest at 4.00%, forgivable two years after plant completion based upon job creation thresholds at specified wages as part of the plant development, but no later than November 1, 2009. If the Company fails to meet the terms of the note, principal and accrued interest will be due and payable on November 1, 2009.	100,000	100,000

Assessment payable as part of water treatment agreement, due in semi-annual installments of $189,393 with interest at 6.55%, enforceable by statutory lien, with the final payment due in 2021. The Company is required to make deposits over 24 months, which began in January 2007, for one years’ worth of debt service payments that are held on deposit to be applied with the final payments of the assessment.	3,270,112	3,326,250
Balance forward	$62,987,412	$64,125,755

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

	July 31 2008	October 31 2007*
Balance from previous page	$62,987,412	$64,125,755

Assessment payable as part of water treatment agreement, due in semi-annual installments of $25,692 with interest at 0.50%, enforceable by statutory lien, with the final payment due in 2016.	426,175	451,115

Assessment payable as part of water supply agreement, due in monthly installments of $4,126 with interest at 8.73%, enforceable by statutory lien, with the final payment due in 2019.	339,660	354,229

Note payable for equipment, with monthly payments of $3,676 including effective interest of 6.97%, due in April 2011, secured by equipment.	75,722	97,861

Note payable to electrical provider, with monthly payments of $29,775 including implicit interest of 1.50%, due in December 2013, secured by equipment and restricted cash.	1,657,041	—

Note payable to electrical company with monthly payments beginning in October 2009 of $6,250 with a 1% maintenance fee due each October, due September 2017. The electrical company is a member of the Company.	600,000	—
Totals	66,086,010	65,028,960
Less amounts due within one year	5,398,826	2,747,061

Net long-term debt	$60,687,184	$62,281,899

* Derived from audited consolidated financial statements.

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

Term Note Payable

The term note required interest only payments from November 2007 to April 2008 at the one-month LIBOR plus 3.25%, which totaled 5.71% and 9.07% at July 31, 2008 and October 31, 2007, respectively.  In May 2008, the Company locked in a fixed interest rate of 3.58% plus 3.00%, which totals 6.58% on $45,000,000 of the note, for three years ending July 31, 2011.  The Company will make equal monthly payments of principal and interest of approximately $702,000 to amortize the note over a period not to exceed ten years, with a final balloon payment due in October 2012.  In addition, the Company is required to make additional payments on the term note of excess cash flow, as defined in the agreement, up to $2,000,000 per year to the lending institution until the Company meets a specified financial ratio.  As part of the debt financing, the premium above LIBOR may be reduced based on the ratio of members’ equity to assets.

The term note, the revolving term note described below, and the line of credit described in Note 4 are subject to a common credit agreement containing various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements and are secured by a security agreement on all of the Company’s business assets.  The owner of the general contractor has guaranteed approximately $3,740,000 of the term note and revolving term note.

Revolving Term Note

The Company has a revolving term note with the same lending institution for up to $5,000,000 for cash and inventory management purposes.  The Company pays interest on principal advances monthly at the one-month LIBOR rate plus 3.25%, which totaled 5.71% and 9.07% at July 31, 2008 and October 31, 2007, respectively.  The availability under this note declines by $500,000 annually beginning in October 2008 until October 2011 when it will be $3,000,000 until the maturity in October 2012.  The Company pays a commitment fee of 0.35% per annum on the unused portion of the revolving term note.

Estimated maturities of long-term debt at July 31, 2008 are as follows:

2009	$5,398,826
2010	5,748,359
2011	5,718,628
2012	5,997,235
2013	40,111,832
After 2013	3,111,130

Total long-term debt	$66,086,010

HERON LAKE BIOENERGY, LLC AND SUBSIDIARY

Notes to Condensed Consolidated Financial Statements

July 31, 2008

7. RELATED PARTY TRANSACTIONS

The Company was advanced approximately $4,203,000 from a member for the purchase of inventory as described in Note 5, which was repaid in November 2007.

The Company purchased approximately $32,298,000 and $6,220,000 of grain from members in the nine months ended July 31, 2008 and 2007, respectively.